Backing Australia

200 YEARS
SHAPING AUSTRALIA

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

2016 INTERIM FINANCIAL RESULTS

INCORPORATING THE REQUIREMENTS OF APPENDIX 4D

Westpac GROUP
EST. 1817

Results announcement to the market

ASX Appendix 4D

Results for announcement to the market1

Report for the half year ended 31 March 20162

Revenue from ordinary activities[3],[4] ($m)	up	5%	to	$10,473

Profit from ordinary activities after tax attributable to equity holders[4] ($m)	up	3%	to	$3,701

Net profit for the period attributable to equity holders[4] ($m)	up	3%	to	$3,701

Dividend Distributions (cents per ordinary share)	Amount per security		Franked amount per security
Interim Dividend	94		94

Record date for determining entitlements to the dividend	13 May 2016 (Sydney)
	12 May 2016 (New York)

[1]     This document comprises the Westpac Group 2016 Interim Financial Results, including the Interim Financial Report and is provided to the Australian Securities Exchange under Listing Rule 4.2A.

[2]     This report should be read in conjunction with the Westpac Group Annual Report 2015 and any public announcements made in the period by the Westpac Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules.

[3]     Comprises reported interest income, interest expense and non-interest income.

[4]      All comparisons are with the reported results for the six months ended 31 March 2015.

ii | Westpac Group 2016 Interim Results Announcement

Results announcement to the market
Media release and outlook

Media
Release

2 May 2016

WESTPAC DELIVERS SOUND RESULT IN CHALLENGING CONDITIONS

Westpac Group today announced First Half 2016 statutory net profit of $3,701 million, up 3% over the prior corresponding period.

Key features of the result compared to the prior corresponding period included[1]:

●                  Cash earnings of $3,904 million, up 3%;

●                  Cash earnings per share of 118.2 cents, down 2%;

●                  Cash return on equity (ROE) of 14.2%, down 166 basis points;

●                  Interim, fully franked dividend of 94 cents per share (cps), up 1%;

●                  Common equity Tier 1 capital ratio of 10.5%, up 171 basis points;

●                  Lending and customer deposit growth of 6% and 5% respectively; and

●                  Expense to income ratio at 41.6% down from 42.5%.

Westpac Chief Executive Officer, Mr Brian Hartzer, said the Group had delivered a sound result in a volatile economic environment with significant regulatory change.

“The quality and value of our franchise continues to grow, with increased customer numbers, deeper customer relationships and strategic technology investments that make it easier for customers to do their banking. At the same time we have continued to focus on controlling costs and delivering sustainable returns,” Mr Hartzer said.

“The Consumer Bank delivered strong home loan and deposit growth and well-managed margins. The Business Bank also recorded sound balance sheet growth, particularly in SME, with margins stable over the period.

“However, sector headwinds contributed to a softer performance in other divisions. In particular, Westpac Institutional Bank (WIB) was affected by lower net interest margins and significantly higher impairment charges related principally to four large exposures which added $252 million to provisions.”

In response to regulatory change, the Group raised around $6 billion in equity over calendar 2015, lifting the Group’s common equity Tier 1 ratio to 10.5%, or around 2 percentage points higher than a year earlier.

“These actions have materially strengthened the Group’s capital base but have impacted earnings per share and return on equity,” Mr Hartzer said.

“Importantly, on most measures, overall asset quality remains sound, with the level of stressed assets little changed over the half. There have been a few pockets of stress, mostly related to lower commodity prices, and an increase in provisions for a small number of larger exposures, which contributed to a rise in impairment charges.

“Westpac remains well-placed to respond to this challenging environment. We have strengthened our balance sheet and made good progress implementing our strategy to build one of the world’s great service companies by investing in growth, service, and productivity initiatives.”

[1]     Reported on a cash earnings basis unless otherwise stated. For an explanation of cash earnings and reconciliation to reported results refer to pages 4, 5 and 123-125 of the Group’s 2016 Interim Financial Results Announcement.

Westpac Group 2016 Interim Results Announcement | iii

Results announcement to the market

DELIVERING ON THE STRATEGY

Mr Hartzer said significant progress had been made on delivering Westpac’s strategy including:

●                Launch of the ‘Service Promise’ program across the entire organisation. Building on the success of a similar initiative in St.George, this brings together a common set of service standards and behaviours across the Group;

●                A 24% reduction in complaints across the Australian Consumer and Business Banks compared to First Half 2015;

●                Continued reconfiguration of the network, with 39% of branches now in the new format;

●                Simplified the process for establishing new transaction accounts, and enabling customers to block/unblock credit cards online;

●                Launched ‘Wonder’ – which allows Westpac customers to easily see (and put to use) the equity in their homes;

●                Upgraded 100,000 merchant terminals to our new market leading EFTPOS1 technology, which accepts cards issued by UnionPay International;

●                Rolled-out new functionality for BT Panorama, including direct trading of listed securities for advised investors and launch of the first phase of the Self-Managed Super Fund offering; and

●                  Commenced development of the customer service hub, the first major program in our new systems architecture.

CAPITAL POSITION AND DIVIDENDS

Mr Hartzer said the 2015 calendar year was significant for the Group, including having raised around $6 billion in capital through capital issuance and the partial sale of BT Investment Management (BTIM).

On an internationally comparable basis, Westpac’s CET1 ratio was 14.7% and comfortably in the top quartile of banks globally.

“Our strong level of capital positions us well for further regulatory changes, while ensuring we can continue to support our customers and economic growth in Australia,” Mr Hartzer said.

The Westpac Board has determined a dividend of 94cps, up 1% on the 2015 interim dividend and in line with the 2015 final dividend. The Group will issue shares to satisfy the Dividend Reinvestment Plan (DRP) for the interim dividend, with no discount applied.

The dividend will be paid on 4 July 2016, to shareholders registered at 13 May 2016.

CREDIT QUALITY

The credit quality of the Group’s portfolio was little changed since First Half 2015 with stressed exposures to total committed exposures of 1.03%, down from 1.12%.

The increase in the stressed exposures ratio of 4 basis points over Second Half 2015 principally reflects a rise in consumer delinquencies, including in geographies more affected by the slowdown in mining.

Impaired assets remained low at 0.26% of total committed exposures, up 2 basis points over the year, while the provision coverage of impaired assets has remained high at 48%.

FINANCIAL HIGHLIGHTS

Key financial aspects of the First Half 2016 result1,2:

●                Total income up 6%, with good growth in net interest income;

●                Net interest income of $7,653 million, up 10%, with net interest margin up 9 basis points. Excluding Treasury and Markets, net interest margins were up 6 basis points;

●                Total lending rose 6% from March 2015, with above system growth in Australian mortgages, up 8%, and Australian business lending rising 6%. Lending in New Zealand increased 7% in NZ dollars. Customer deposits increased $21.7 billion, or 5%, with the deposit to loan ratio at 69%;

●                Non-interest income of $2,966 million was down 4%. This outcome reflects a range of infrequent and volatile items including lower revenue from BTIM following the partial sell down in Second Half 2015. Excluding infrequent and volatile items, most of the decline was due to lower Australian credit card interchange income and lower institutional fee income in line with more subdued debt origination;

[1] Cash earnings basis. [2] All comparisons in the commentary are to the prior corresponding period unless otherwise stated.

iv | Westpac Group 2016 Interim Results Announcement

Results announcement to the market

●      An improved expense to income ratio, with expenses up 4%, mostly related to higher investment including increased technology and professional services costs; and

●      Asset quality was little changed over the year, with stressed assets to total committed exposures falling 9 basis points to 1.03%. However, impairment charges increased $326 million due to lower write-backs, increased provisions for a small number of larger institutional facilities, and from a modest rise in consumer delinquencies.

DIVISIONAL PERFORMANCE: 1H16 CASH EARNINGS

Cash earnings ($million)	1H16	2H15	1H15	% mvt 1H16-2H15	% mvt 1H16-1H15
Consumer Bank	1,444	1,380	1,240	5	16
Business Bank	988	962	1,017	3	(3)
BT Financial Group	452	461	453	(2)	-
Westpac Institutional Bank	517	690	653	(25)	(21)
Westpac New Zealand (NZ$)	445	468	437	(5)	2

Consumer Bank continued to grow the value of the franchise, with more customers and above system lending growth contributing to a 15% rise in core earnings and a 16% rise in cash earnings. However, the impact of higher capital for mortgages reduced returns in this business. The business has continued to invest in improving service by transforming the network through the upgrade of 22 branches over the half, enhancements to self-serve options including more Smart ATMs, and increasing the functionality of its online platforms.

Business Bank grew core earnings by 5%, with good growth in lending. Non-interest income grew 3%, mostly through higher merchant revenue supported by the roll-out of new state-of-the-art payment terminals. Cash earnings were lower, down 3%, due to higher impairment charges.  While asset quality has improved, a reduction in write-backs and an increase in auto delinquencies contributed to a $118 million increase in impairments.

BT Financial Group continues to be a leading provider of wealth solutions in Australia, with a Funds Under Administration (FUA) share of 19.6%. BTFG saw cash earnings little changed over the year with business growth offset by a reduction in Funds Management earnings mostly due to lower markets and the partial sale of BTIM in Second Half 2015. The business continued to benefit from good flows into FUM and FUA, while continued success in Private Wealth has seen lending increase 8%. Insurance has also continued to expand with Life in-force premiums up 12%.

Westpac Institutional Bank delivered cash earnings of $517 million, down $136 million. The lower result was driven by a $201 million increase in impairment charges, a reduction in fund performance fees, and lower margins. The division maintained its leading market position, growing customer numbers and generating good flows in FX. However, the more challenging market conditions from high levels of global liquidity continues to place pressure on margins. While asset quality was maintained, including a further reduction in stressed assets, downgrades to a small number of exposures was the main contributor to the higher impairment charge.

Westpac New Zealand’s cash earnings were up 2% to NZ$445 million. The business has continued to grow broadly in line with system while steadily expanding its wealth and insurance business. However, intense competition for new lending and a shift to lower spread fixed rate mortgages has compressed margins. Notwithstanding deteriorating financial conditions in the dairy sector, asset quality has remained sound and consumer delinquencies remain near historic lows, contributing to continued low impairment charges.

OUTLOOK

Mr Hartzer said despite the mixed global economic conditions he remained positive about the outlook for the Australian economy and expected another year of sound growth, with GDP increasing by around 2.8% in the 2016 calendar year.

“Australia’s transition to a more services-based economy is now well underway.  While the higher than expected Australian dollar represents some risks on the export front, other aspects of the Australian economy are encouraging. The recent firming of commodity prices, solid employment growth – particularly in the services sectors – and ongoing low interest rates all support that outlook.

“The main threat we see is from global factors, which create fragility in businesses and regions that are more dependent on mining and mining construction. We also see signs of moderating housing investment, although housing fundamentals remain in good shape.”

Mr Hartzer said that this environment is likely to see a slight moderation in credit and deposit growth through the year, as housing activity eases and the impact of the system tightening of credit standards flows through.

Westpac Group Interim 2015 ASX Profit Announcement | v

Results announcement to the market

“We think asset quality will remain sound overall. While there have been a small number of large firms experiencing difficulties during the first half, these have been predominantly due to company specific issues that have been, in some cases, exacerbated by the mining cycle.

“Company balance sheets are generally in good shape – having used lower interest rates to pay down debt – and levels of stress remain low. We expect some increase in consumer delinquencies over the second half, but this is likely to be concentrated in segments and sectors that are more reliant on the resources industry. In this environment, and with the significant strengthening of our balance sheet, we will continue to manage the Group in a disciplined way.”

Mr Hartzer said Westpac remains strongly positioned in its key markets, with a modest underweight position in both the New Zealand dairy and mining sectors, and those regions more reliant on resources.

“Westpac’s strategy of having a strong and prudently managed balance sheet, strict performance disciplines, and a strategy built around embracing technology to deliver great service and deeper customer relationships, is the right one for the times. Given our position, unique portfolio of brands and high quality management team, I remain positive about our outlook.”

For Further Information

David Lording Head of Media Relations T. 02 8219 8512 M. 0419 683 411	Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863

vi | Westpac Group 2016 Interim Results Announcement

Results announcement to the market

2016 Interim Financial Results

01	Group results		1
	1.1	Reported results	1
	1.2	Key financial data	2
	1.3	Cash earnings results	3
	1.4	Market share and system multiple metrics	6
02	Review of Group operations		7
	2.1	Performance overview	8
	2.2	Review of earnings	15
	2.3	Credit quality	29
	2.4	Balance sheet and funding	31
	2.5	Capital and dividends	36
	2.6	Sustainability performance	42
03	Divisional results		45
	3.1	Consumer Bank	45
	3.2	Business Bank	48
	3.3	BT Financial Group (Australia)	51
	3.4	Westpac Institutional Bank	58
	3.5	Westpac New Zealand	61
	3.6	Group Businesses	64
04	2016 Interim financial report		66
	4.1	Directors report	67
	4.2	Consolidated income statement	82
	4.3	Consolidated statement of comprehensive income	83
	4.4	Consolidated balance sheet	84
	4.5	Consolidated statement of changes in equity	85
	4.6	Consolidated cash flow statement	86
	4.7	Notes to the consolidated financial statements	87
	4.8	Statutory statements	114
05	Cash earnings supplementary information		116
06	Other information		127
	6.1	Disclosure regarding forward-looking statements	127
	6.2	Websites	128
	6.3	Credit ratings	128
	6.4	Dividend reinvestment plan	128
	6.5	Changes in control of Group entities	128
	6.6	Financial calendar and Share Registry details	129
	6.7	Exchange rates	132
07	Glossary		134

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

All references to $ in this document are to Australian dollars unless otherwise stated.

Financial calendar

Interim results announcement	2 May 2016
Ex-dividend date for interim dividend	12 May 2016
Record date for interim dividend (Sydney)	13 May 2016
Interim dividend payable	4 July 2016
Final results announcement (scheduled)	7 November 2016

Westpac Group 2016 Interim Results Announcement | vii

Interim financial results 2016
Group results

1.0        Group results

1.1        Reported results

Reported net profit attributable to owners of Westpac Banking Corporation is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

				% Mov’t1	% Mov’t1
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	7,477	7,283	6,984	3	7
Non-interest income	2,996	4,362	3,013	(31)	(1)
Net operating income before operating expenses and impairment charges	10,473	11,645	9,997	(10)	5
Operating expenses	(4,568)	(5,063)	(4,410)	(10)	4
Net profit before impairment charges and income tax expense	5,905	6,582	5,587	(10)	6
Impairment charges	(667)	(412)	(341)	62	96
Profit before income tax	5,238	6,170	5,246	(15)	-
Income tax expense	(1,528)	(1,744)	(1,604)	(12)	(5)
Net profit for the period	3,710	4,426	3,642	(16)	2
Net profit attributable to non-controlling interests	(9)	(23)	(33)	(61)	(73)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,701	4,403	3,609	(16)	3

Net profit attributable to owners of Westpac Banking Corporation for First Half 2016 was $3,701 million, an increase of $92 million or 3% compared to First Half 2015. Features of this result included a $476 million or 5% increase in net operating income before operating expenses and impairment charges, a $158 million or 4% increase in operating expenses and a $326 million or 96% increase in impairment charges.

Net interest income increased $493 million or 7% compared to First Half 2015, with total loan growth of 6% and customer deposit growth of 5%. Net interest margin increased 3 basis points, primarily due to repricing of mortgages for increased regulatory capital requirements, repricing of customer deposits, and higher Treasury income including the impact of ineffective hedges, partially offset by competitive pricing for new loans and higher short term wholesale funding costs. Net interest income, loans, customer deposits and net interest margins are discussed further in Sections 2.2.1 to 2.2.4.

Non-interest income decreased $17 million or 1% compared to First Half 2015 primarily due to lower banking fees and commissions, including the impact of credit card interchange reductions, and lower institutional activity. Wealth management income reduced due to the partial sale of our BT Investment Management (BTIM) shareholding in Second Half 2015, and the impact of lower asset market values. The increase in trading income mostly reflected lower derivative valuation adjustments. Non-interest income is discussed further in Section 2.2.5.

Operating expenses increased $158 million or 4% compared to First Half 2015. The lift in operating expenses related to the Group’s investment programs, with operating expense increases offset by productivity savings. Operating expenses are discussed further in Section 2.2.8.

Impairment charges increased $326 million or 96% compared to First Half 2015. On most measures asset quality remained sound, with stressed exposures as a percentage of total committed exposures reducing from 1.12% to 1.03%. The increase in impairment charges was primarily due to additional provisioning following the downgrade of a small number of institutional customers, a small rise in delinquencies and reductions in write-backs. Impairment charges are discussed further in Section 2.2.9.

The effective tax rate of 29.2% in First Half 2016 was lower compared to 30.6% in First Half 2015 due to the finalisation of a prior period tax matter in this half. Income tax expense is discussed further in Section 2.2.10.

[1] Percentage movement represents an increase / (decrease) to the relevant comparative period.

Westpac Group 2016 Interim Results Announcement | 1

Interim financial results 2016
Group results

1.2        Key financial data

				% Mov’t	% Mov’t
	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Shareholder value
Earnings per ordinary share (cents)[1]	112.3	139.4	115.5	(19)	(3)
Weighted average ordinary shares (millions)[1,2]	3,294	3,157	3,122	4	6
Fully franked dividends per ordinary share (cents)	94	94	93	-	1
Return on average ordinary equity	13.41%	17.29%	15.10%	(388bps)	(169bps)
Average ordinary equity ($m)	55,180	50,794	47,920	9	15
Average total equity ($m)	55,945	51,645	48,777	8	15
Net tangible asset per ordinary share ($)	13.74	13.08	11.84	5	16

Productivity and efficiency
Expense to income ratio	43.62%	43.48%	44.11%	14bps	(49bps)

Business performance
Interest spread	1.90%	1.93%	1.89%	(3bps)	1bps
Benefit of net non-interest bearing assets, liabilities and equity	0.19%	0.18%	0.17%	1bps	2bps
Net interest margin	2.09%	2.11%	2.06%	(2bps)	3bps
Average interest-earning assets ($m)	714,856	689,031	678,568	4	5

Capital adequacy ratio
Common equity Tier 1 capital ratio
- APRA Basel III	10.47%	9.50%	8.76%	97bps	171bps
- Internationally comparable[3]	14.67%	13.20%	12.19%	147bps	248bps
Credit risk weighted assets (credit RWA) ($m)	313,048	310,342	303,026	1	3
Total risk weighted assets (RWA) ($m)	363,248	358,580	346,823	1	5

Asset quality
Total committed exposures (TCE) ($m)	956,431	937,052	910,551	2	5
Gross impaired assets to gross loans	0.39%	0.30%	0.35%	9bps	4bps
Gross impaired assets to equity and total provisions	4.0%	3.3%	4.0%	72bps	4bps
Gross impaired asset provisions to gross impaired assets	47.6%	46.3%	47.8%	137bps	(16bps)
Total stressed exposures as a % of TCE	1.03%	0.99%	1.12%	4bps	(9bps)
Total provisions to gross loans	57bps	53bps	58bps	4bps	(1bps)
Collectively assessed provisions to performing non-housing loans[4]	124bps	123bps	128bps	1bps	(4bps)
Mortgages 90 days past due	0.52%	0.42%	0.45%	10bps	7bps
Other consumer loans 90 days past due	1.42%	1.07%	1.17%	35bps	25bps
Collectively assessed provisions to credit RWA	87bps	86bps	89bps	1bps	(2bps)

Balance sheet[5] ($m)
Loans	640,687	623,316	605,064	3	6
Total assets	831,760	812,156	795,961	2	4
Deposits and other borrowings	494,246	475,328	466,743	4	6
Total liabilities	773,779	758,241	745,644	2	4
Total equity	57,981	53,915	50,317	8	15

Wealth Management
Average Funds Under Management ex BTIM ($b)[6]	62	62	59	1	6
Average Funds Under Administration ($b)	126	127	120	(1)	5

[1]  Comparative information has been restated to incorporate the bonus element of the Share Entitlement Offer in the weighted average number of ordinary shares.

[2]  Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (“Treasury shares”).

[3]  Refer Glossary for definition.

[4]  Non-housing loans have been determined on a loan purpose basis.

[5]  Spot balances.

[6]  Half Year September 2015 and Half Year March 2015 have been adjusted to remove BTIM FUM previously consolidated. This provides a comparable view of the performance of the business.

2 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Group results

1.3        Cash earnings results

Throughout this results announcement, reporting and commentary of financial performance for First Half 2016, Second Half 2015 and First Half 2015 will refer to ‘cash earnings results’, unless otherwise stated.

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	7,653	7,305	6,934	5	10
Non-interest income	2,966	3,215	3,086	(8)	(4)
Net operating income	10,619	10,520	10,020	1	6
Operating expenses	(4,419)	(4,381)	(4,254)	1	4
Core earnings	6,200	6,139	5,766	1	8
Impairment charges	(667)	(412)	(341)	62	96
Operating profit before income tax	5,533	5,727	5,425	(3)	2
Income tax expense	(1,620)	(1,661)	(1,613)	(2)	-
Net profit	3,913	4,066	3,812	(4)	3
Net profit attributable to non-controlling interests	(9)	(24)	(34)	(63)	(74)
Cash earnings	3,904	4,042	3,778	(3)	3

1.3.1     Key financial information

				% Mov’t	% Mov’t
	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Shareholder value
Cash earnings per ordinary share (cents)[1]	118.2	127.5	120.7	(7)	(2)
Economic profit ($m)	1,902	2,296	2,122	(17)	(10)
Weighted average ordinary shares (millions) - cash earnings[1,2]	3,303	3,168	3,131	4	5
Dividend payout ratio - cash earnings	80.3%	74.0%	76.8%	large	352bps
Cash earnings return on average ordinary equity	14.15%	15.87%	15.81%	(172bps)	(166bps)
Cash earnings return on average tangible ordinary equity (ROTE)	17.24%	19.86%	20.26%	(262bps)	(302bps)
Average ordinary equity ($m)	55,180	50,794	47,920	9	15
Average tangible ordinary equity ($m)[3]	45,297	40,596	37,399	12	21

Productivity and efficiency
Expense to income ratio - cash earnings	41.61%	41.64%	42.46%	(3bps)	(85bps)
Total banking expense to income ratio - cash earnings	40.57%	40.74%	41.49%	(17bps)	(92bps)
Full time equivalent employees (FTE)	34,677	35,241	36,559	(2)	(5)
Revenue per FTE ($ ‘000’s)	305	294	274	4	11

Business performance
Interest spread	1.95%	1.94%	1.87%	1bps	8bps
Benefit of net non-interest bearing assets, liabilities and equity	0.19%	0.17%	0.18%	2bps	1bps
Net interest margin	2.14%	2.11%	2.05%	3bps	9bps
Average interest-earning assets ($m)	714,856	689,031	678,568	4	5
Effective tax rate	29.3%	29.0%	29.7%	28bps	(45bps)

Impairment charges
Impairment charges to average loans annualised	21bps	13bps	11bps	8bps	10bps
Net write-offs to average loans annualised	13bps	21bps	16bps	(8bps)	(3bps)

[1]  Comparative information has been restated to incorporate the bonus element of the Share Entitlement Offer in the weighted average number of ordinary shares.

[2]  Weighted average ordinary shares – cash earnings: represents the weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.

[3]  Average tangible ordinary equity is calculated as average ordinary equity less goodwill and other intangible assets (excluding capitalised software).

Westpac Group 2016 Interim Results Announcement | 3

Interim financial results 2016
Group results

Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “cash earnings”. Westpac Group’s cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items.

Three categories of adjustments are made to reported results to determine cash earnings:

●     Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

●     Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

●     Accounting reclassifications between individual line items that do not impact reported results.

A full reconciliation of reported results to cash earnings is set out in Section 5, Note 8.

Reconciliation of reported results to cash earnings

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,701	4,403	3,609	(16)	3
Partial sale of BTIM	-	(665)	-	(100)	-
Capitalised technology cost balances	-	354	-	(100)	-
Amortisation of intangible assets	79	76	73	4	8
Acquisition, transaction and integration expenses	7	31	35	(77)	(80)
Lloyds tax adjustments	-	(64)	-	(100)	-
Fair value (gain)/loss on economic hedges	83	(59)	26	large	large
Ineffective hedges	26	2	(1)	large	large
Treasury shares	8	(36)	37	(122)	(78)
Buyback of government guaranteed debt	-	-	(1)	-	(100)
Total cash earnings adjustments (post-tax)	203	(361)	169	156	20
Cash earnings	3,904	4,042	3,778	(3)	3

Outlined below are the cash earnings adjustments to the reported result:

●     Partial sale of BTIM: During Second Half 2015 the Group recognised a significant gain following the partial sale of the Group’s shareholding in BTIM. This gain was treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

●     Capitalised technology cost balances: Following changes to the Group’s technology and digital strategy, rapid changes in technology and evolving regulatory requirements, a number of accounting changes were introduced in Second Half 2015, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than three years, writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed, and directly expensing more project costs. The expense recognised to reduce the carrying value of impacted assets was treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

●     Amortisation of intangible assets: The merger with St.George, the acquisition of J O Hambro Capital Management (JOHCM) and the acquisition of Lloyds resulted in the recognition of identifiable intangible assets. The commencement of equity accounting for BTIM also resulted in the recognition of notional identifiable intangible assets within the investments in associate’s carrying value. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. The amortisation of these intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

4 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Group results

●     Acquisition, transaction and integration expenses: Costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

●     Lloyds tax adjustments: Tax adjustments arising from the acquisition of Lloyds have been treated as a cash earnings adjustment in line with our treatment of Lloyds acquisition and integration costs;

●     Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-   The unrealised fair value (gain) / loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

-   The unrealised fair value (gain) / loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge.

●     Ineffective hedges: The unrealised (gain) / loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

●     Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income;

●     Buyback of Government guaranteed debt: The Group previously bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred was recognised at the time of the buyback. In cash earnings, the cost incurred was being amortised over the original term of the debt that was bought back, consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between reported results and cash earnings; and

●     Accounting reclassifications between individual line items that do not impact reported results comprise:

-   Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

-   Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

Westpac Group 2016 Interim Results Announcement | 5

Interim financial results 2016
Group results

1.4        Market share and system multiple metrics

1.4.1     Market share

	As at	As at	As at
	31 March 2016	30 Sept 2015	31 March 2015
Australia
Banking system (APRA)[1]
Housing credit[2]	24%	24%	25%
Cards	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits[3]	19%	19%	19%
Financial system (RBA)[4]
Housing credit[2]	23%	23%	23%
Business credit	19%	19%	19%
Retail deposits[5]	21%	21%	21%
New Zealand (RBNZ)[6,7]
Consumer lending	20%	20%	20%
Deposits	21%	21%	21%
Business lending	16%	16%	16%
Australian Wealth Management[8]
Platforms (includes Wrap and Corporate Super)	20%	20%	20%
Retail (excludes Cash)	19%	19%	19%
Corporate Super	14%	14%	15%
Australian Life Insurance[9]
Life Insurance - in-force	10%	10%	9%
Life Insurance - new business	11%	11%	12%

1.4.2     System multiples

	Half Year March 16	Half Year Sept 15	Half Year March 15
Australia
Banking system (APRA)[1]
Housing credit[2]	1.1	0.9	0.9
Cards[10]	1.3	n/a	0.5
Household deposits	1.2	0.9	1.0
Business deposits[10]	large	n/a	1.2
Financial system (RBA)[4]
Housing credit[2,3]	1.2	0.9	0.9
Business credit[3]	1.1	1.4	0.8
Retail deposits[3,5]	1.1	0.8	0.8
New Zealand (RBNZ)[6,7]
Consumer lending	0.8	0.8	0.9
Deposits	1.1	0.6	1.1

[1]  Source: Australian Prudential Regulation Authority (APRA).

[2]  Includes securitised loans.

[3]  Comparatives have been updated to reflect amendments to APRA and RBA data.

[4]  Source: Reserve Bank of Australia (RBA).

[5]  Retail deposits as measured by the RBA, financial system includes financial corporations deposits.

[6]  New Zealand comprises New Zealand banking operations.

[7]  Source: Reserve Bank of New Zealand (RBNZ).

[8]  Market Share Funds under Management / Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at 31 December 2015 (for First Half 2016), as at 30 June 2015 (for Second Half 2015), as at 31 December 2014 (for First Half 2015) and represents the BT Wealth business market share reported at these times.

[9]  Source: Life Insurance – Plan for Life 31 December 2015 (for First Half 2016), 30 June 2015 (for Second Half 2015), 31 December 2014 (for First Half 2015).

[10] n/a indicates that system growth or Westpac growth was negative.

6 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

2.0        Review of Group operations

Movement in cash earnings ($m)
First Half 2016 - Second Half 2015
-138
4,042
348
(249)
(38)
(255)
56
3,904
Second Half 2015 cash earnings
Net interest income
Non-interest income
Operating expenses
Impairment charges
Tax & non-controlling interests
First Half 2016 cash earnings

Movement in cash earnings ($m)
First Half 2016 – First Half 2015
+126
3,778
719
(120)
(165)
(326)
18
3,904
First Half 2015 cash earnings
Net interest income
Non-interest income
Operating expenses
Impairment charges
Tax & non-controlling interests
First Half 2016 cash earnings

Westpac Group 2016 Interim Results Announcement | 7

Interim financial results 2016
Review of Group operations

2.1                              Performance overview

Overview

Westpac Group delivered cash earnings of $3,904 million in First Half 2016, a result $138 million or 3% lower than the Second Half 2015 and $126 million or 3% higher than the First Half 2015.

The Group continued to increase the value of its franchise over the six months ended 31 March 2016 with growth in customer numbers, lending and deposit growth ahead of system, good funds under administration flows, increased insurance premiums, well managed margins, and a further strengthening of the balance sheet. This contributed to improving the value of the franchise.

Core earnings increased 1% over Second Half 2015 and was 8% higher compared to First Half 2015. On most measures asset quality is sound with the level of stressed assets little changed over the half; however impairment charges were higher, a function of lower write-backs, an increase in provisions for a small number of larger exposures that were downgraded during the half along with a rise in delinquencies in other personal lending. The higher impairment charge led to cash earnings for First Half 2016 being 3% below Second Half 2015.

Westpac continued to strengthen its balance sheet with the  completion of a $3.5 billion capital raising that lifted the Group’s common equity tier 1 (CET1) capital ratio to 10.5% (up from 9.5% at September 2015). While strengthening the balance sheet, the increased capital has been a significant contributor to the lower return on equity, which fell from 15.81% in First Half 2015 to 14.15% in First Half 2016. Similarly, the associated rise in shares on issue contributed to a 2% reduction in cash earnings per share to 118.2 cents compared to First Half 2015.

The Board determined an interim ordinary dividend of 94 cents per share, fully franked, unchanged on the 2015 final ordinary dividend. The interim ordinary dividend for First Half 2016 represents a payout ratio of 80.3% and a dividend yield of 6.2%1. The Board has also determined to issue shares to satisfy the dividend reinvestment plan (DRP) for the First Half 2016 dividend and to apply no discount to the market price used to determine the number of shares issued under the DRP. The interim ordinary dividend will be paid on 4 July 2016 with the record date 13 May 20162. After allowing for the interim dividend, the Group’s adjusted franking account balance is $844 million.

Strategic priorities

In September 2015 the Westpac Group provided an update on its strategy, outlining its strategic priorities that will assist the Group achieve its vision:

To be one of the world’s great service companies, helping our customers, communities, and people to prosper and grow.

The five strategic priorities supporting that vision are: performance discipline, service leadership, digital transformation, targeted growth and the workforce revolution. The Group has continued to make good progress on these priorities through the half as outlined below.

Performance discipline

This strategic priority is focused on delivering superior financial and risk management performance by achieving balanced outcomes across strength / return / productivity and growth. A key performance metric for assessing this priority is targeting a Group return on equity (ROE) of 15%.

This half, the Group’s ROE fell below the target, in a large part due to a 9% lift in average ordinary equity but also because of lower cash earnings.

To help lift ROE back towards target, the Group has:

●      Adjusted the pricing of mortgages in response to the 50% uplift in capital. Divisions have also sought to wind back discounts available on certain mortgages;

●      Become more selective in writing new lending in both business and institutional banking, particularly in segments where long run returns are low. This has included running down trade finance assets in Asia;

●      Undertaken a restructuring of WIB to reduce costs and better align the business to customer segments;

●      Enhanced the Group’s cost of funds transfer pricing to ensure funding and liquidity costs are better reflected in divisional earnings; and

●      Allocated additional capital to all divisions with most directed to the Australian mortgage portfolio.

Maintaining a sector leading balance sheet is also part of this priority and developments over the half included:

●      The substantial increase in capital with a CET1 capital ratio of 10.5% which is equivalent to 14.7% on an internationally comparable basis and is at the upper end of peers both locally and globally;

[1] Based on the closing share price as at 31 March 2016 of $30.35. [2] Record date for 2016 interim dividend in New York is 12 May 2016.

8 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

●                  A stable funding ratio of 83.3%;

●                  An increase in the deposit to loan ratio to 69%; and

●                  Stressed exposures as a per cent of total committed exposure remaining low at 1.03%.

Service leadership

Our goal of being one of the world’s great service companies means we are striving to deliver market-leading customer experiences. At the same time we recognise the need to meet or exceed community expectations in how we conduct our business. In assessing the success of this priority we are aiming to increase customer numbers by 1 million between 2015 to 2017.

As part of building our service culture, we continue to identify opportunities for improvement. Developments over First Half 2016 included:

●                  Launching the ‘Service Promise’ program across the organisation. The program brings together the best parts of our service elements, behaviours and commitments under a single group-wide approach;

●                  A 24% reduction in complaints across the Australian Consumer and Business Banks compared to First Half 2015;

●                  Continued reconfiguration of our network through:

-                    Further roll-out of our next generation network with 39% of branches now in the new format;

-                    Expansion of the fleet of smart ATMs and 24/7 banking; and

-                    Introduced a range of new digital solutions that make it even easier for customers to do business with us.

Digital transformation

Advances in digital technology provide us the ability to improve the customer experience while simultaneously improving productivity and risk management. In seeking to measure the success of this strategic priority the Group is aiming to reduce its expense to income ratio below 40% by 2018. Developments through the half have included:

Further building on the Group’s leading front-end technology, including:

●                  Simplifying the process for establishing new transaction accounts, and enabling customers to block / unblock credit cards online;

●                  Launching ‘Wonder’ – which allows Westpac customers to easily see (and access) the equity in their homes; and

●                  Rolling-out a new feature that allows St.George customers to immediately connect with call centre personnel through mobile banking – avoiding the need to re-verify their identity and reducing call times.

Digitising processes to simplify operations, including:

●                  Continued roll-out of new functionality to Panorama including direct trading of listed securities for advised investors and the first phase of the Self-Managed Super Fund offering;

●                  New functionality in the Group’s online lending platform for small businesses (called LOLA); and

●                  Commenced development of the new Customer Service Hub, the first step in our new core systems architecture.

Targeted growth

Westpac is seeking to grow value by targeting a small number of high growth segments over the medium term.  These include Wealth, SME and Asia.

In Wealth, the Group’s franchise and investment has led to continuing fund and insurance premium flows. These trends have, however, been partially offset by lower asset markets along with a more cautious approach from consumers. During First Half 2016, the Group has seen:

●                  FUM and FUA balances up 4% and 1% respectively; and

●                  Life Insurance in-force premiums up 4%, while General Insurance gross written premiums were stable.

For SME customers, the Group is substantially increasing its reach and capability, through digital self-service options, its Connect models, and new lending and payment solutions. These are simplifying transaction processing, account opening and lending for SME customers while giving them greater access to business specialists via video conferencing. The new lending system (LOLA) is providing a simplified origination process and faster lending decisions, saving both the SME customer and business banker time.

To date over $34 billion of lending has been conditionally approved, with more than $0.6 billion drawn.

Westpac Group 2016 Interim Results Announcement | 9

Interim financial results 2016
Review of Group operations

In Asia, after significant investment to build-out Westpac’s capabilities in the region, the Group has moderated growth as returns across the region have become less economic.

Workforce revolution

Successful achievement of the Group’s vision will depend on the quality of our people and culture. Westpac is already regarded as a leader in staff engagement, diversity and flexibility but we recognise that our workforce needs to continue to evolve to remain competitive.

To support the performance, service and transformation ambitions outlined above, the Group is continuing to invest in the capabilities of its people and its ‘One Team’ culture. The workforce revolution initiatives are designed to attract and retain the best leaders. This will be achieved by providing employees with the skills and development they need to achieve their potential and ensure the Group continues to develop an engaging, inclusive and highly collaborative culture.

Highlights for the half included:

●                Completed the relocation of approximately 6,000 employees to our state-of-the-art agile premises in  Barangaroo, over 8,600 employees are now working in agile working environments;

●                  Launched ‘Learning Bank’ a new information portal to assist in the development of the Group’s leaders;

●                  Women in leadership is 46%, up from 44% at 31 March 2015;

●                  Launched Carers@Work program for employees with various carer responsibilities, from ageing parents to grandchildren; and

●                  Achieved high performer retention of 94.6%.

Financial performance summary First Half 2016 – Second Half 2015

Cash earnings were down 3% with a 1% increase in core earnings offset by higher impairment charges. Growth in core earnings was due to a 5% increase in net interest income partially offset by an 8% fall in non-interest income and well managed expenses which were up 1%.

The 5% lift in net interest income was due to 4% growth in average interest-earning assets and net interest margins rising 3 basis points to 2.14%. Margins excluding Treasury and Markets increased 2 basis points over the half with most of the increase due to improved deposit and mortgage spreads. These gains were partially offset by higher wholesale funding costs and increased competition across the portfolio which continues to see lower spreads on new lending. Institutional lending spreads have been particularly impacted as high levels of global liquidity continues to see elevated demand for quality assets in Australia.

Loans grew 3% supported by a 4% rise in Australian housing and a 2% lift in Australian business lending. New Zealand lending grew 4% over the last six months in NZ$, (up 3% in A$ terms). Australian customer deposits grew 4% in First Half 2016 with household deposits expanding at 1.2x system1 with most of the growth recorded in term deposits. New Zealand customer deposits grew 6% in NZ$ (5% in A$).

Much of the 8% fall in non-interest income was due to infrequent items, including: the partial sale of BTIM and move to equity accounting in Second Half 2015; no performance fees in Hastings; and a $82 million reduction in gains from asset sales. Non-interest income was also impacted by weaker asset markets and a fall in cards related income including from regulatory changes to interchange rates.

Expenses increased 1% with higher ongoing costs largely offset by $116 million of productivity savings. Much of the increase in expenses was related to investment – including higher professional services costs and technology spending. Occupancy expenses were also higher as the Group completed the consolidation of its Sydney City based employees into two sites in Kent Street and Barangaroo. Expenses also benefited from lower BTIM expenses.

While on most measures asset quality remains sound, impairment charges were $255 million higher, with much of the rise due to the additional provisions for a small number of larger names, lower write-backs and higher consumer delinquencies in some segments. There was little change to economic overlay provisions.

The effective tax rate was 29.3% in First Half 2016 compared to 29.0% for Second Half 2015. Both halves benefited from the finalisation of prior period taxation matters.

Financial performance summary First Half 2016 – First Half 2015

Cash earnings were up $126 million or 3% compared to First Half 2015. Core earnings grew 8% offset by a $326 million increase in impairment charges. Core earnings was driven by a 10% lift in net interest income, partially offset by a 4% fall in non-interest income and 4% increase in operating expenses.

[1] Source: APRA as at 31 March 2016.

10 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

The rise in net interest income reflected a 5% increase in average interest-earning assets and a 9 basis point increase in net interest margins. Margins excluding Treasury and Markets income were 6 basis points higher. The rise in margin was mostly due to improved deposit spreads. Asset spreads were little changed as repricing across mortgages and business lending has been largely offset by increased competition across the portfolio.

Lending increased 6% with Australian mortgages growing 8% and Australian business lending rising 6%. Lending in New Zealand increased 7% (in NZ$) (down 1% in A$). Customer deposits rose $21.7 billion, or 5% over the past year taking the deposit to loan ratio to 69.0%.

Non-interest income was 4% lower. This reflects a number of infrequent items including the partial sale of BTIM and the move to equity accounting in Second Half 2015, derivative adjustments and lower performance fees. Excluding these impacts, non-interest income was down by around 1% with most of the decline due to lower card fees including from reductions in interchange rates following regulatory changes and lower institutional fee income in line with more subdued debt origination.

Operating expenses were 4% higher with most of the increase related to higher investment related spending, particularly technology related. Salaries and staff expenses were little changed with normal salary increases offset by $234 million in productivity savings and lower costs associated with the partial sale and deconsolidation of BTIM in Second Half 2015.

While on most measures overall asset quality improved over the year, impairment charges were $326 million higher. The increase relates to a rise in impaired provisions for a small number of larger names, and a reduction in write-backs and higher delinquencies contributing to increased collective provisions.

Divisional performance summary

Following a restructure announced last year, the Group is now reporting under a new operating structure that better aligns divisions with the Group’s customer base and improves accountability for customer outcomes. The key change has been the creation of two new divisions; Consumer Bank and Business Bank. BT Financial Group (BTFG), Westpac Institutional Bank, and Westpac New Zealand have been little impacted by these structural changes. Below is a discussion of the performance of each division based on performance in First Half 2016 compared to Second Half 2015.

Consumer Bank

Consumer Bank has continued to expand the franchise, increasing core earnings by 6% and cash earnings by 5%. Behind the performance was a 3% increase in average interest-earning assets and a 9 basis point increase in net interest margin. Non-interest income was down 10% from lower cards related income, including the impact of regulatory changes to interchange rates. Expenses increased 4% mostly from higher investment, with productivity initiatives largely offsetting growth in operating expenses. Investments included the further transformation of the network including the upgrade of 40 branches and enhancements to self-serve options including 102 more Smart ATMs and further functionality added to the division’s online platforms. Impairment charges were up 19% as collectively assessed provisions increased consistent with higher delinquencies and the larger portfolio.

Business Bank

Business Bank delivered a 3% increase in core earnings and a 3% rise in cash earnings. Revenue increased 3% from a 3% increase in average interest-earning assets and a 1 basis point increase in net interest margin. Non-interest income was 2% higher, mostly through higher merchant revenue supported by the roll-out of new state-of-the-art terminals. Expenses were well managed, rising 2% with most of the increase due to investments associated with improving the customer experience and streamlining processes such as the live online lending application system (LOLA), Connect video conferencing, and enhancements to online banking. This has contributed to a 35 basis point reduction in the expense to income ratio to 35.7%. Impaired and stressed assets were lower, although impairment charges rose $17 million as the improvement in asset quality has slowed, leading to less write-backs. Delinquencies have also increased in some sectors including auto finance.

Westpac Group 2016 Interim Results Announcement | 11

Interim financial results 2016
Review of Group operations

BT Financial Group

BTFG’s cash earnings were $9 million (or 2%) lower with most of the decline due to the partial sale of BTIM. Outside of this impact, the business benefited from good flows into FUM and FUA, and an improved contribution from Private Wealth and from Insurance. These gains were partly offset by a decline in Advice income and weaker asset markets impacting the return from investments managed by Ascalon.

Westpac Institutional Bank (WIB)

WIB cash earnings were $173 million or 25% lower. The decline was due to a $193 million increase in impairment charges, a reduction in Hastings fund performance fees and lower net interest margin. The division maintained its leading market position through the half although the more challenging market conditions from high levels of global liquidity continued to place pressure on margins. The business has responded with a disciplined approach to lower returning assets and restructuring the business to reduce costs and to better align the division to changing customer needs. Overall asset quality was sound with stressed assets little changed over the half. While a small number of large names were downgraded over the half most of these were already accounted for within stressed assets.

Westpac New Zealand

Westpac New Zealand cash earnings were NZ$445 million down 5% (down 5% in A$), due to a lower net interest margin and decreased asset sales. The business grew lending 4% and deposits by 6% while steadily expanding its wealth and insurance businesses. Growth was partly offset by intense competition for new lending and combined with a shift to lower spread fixed rate mortgages has compressed margins. Asset quality remains in good shape with impaired assets to Total Committed Exposure (TCE) reducing 6 basis points to 0.35% and consumer delinquencies remaining near historic lows. This has contributed to another small impairment charge in First Half 2016.

Group Businesses

Cash earnings in Group Businesses were $23 million lower mostly from lower gains on asset sales including from the sale of its old St.George head office in Second Half 2015. The division benefited from a higher contribution from Treasury and increased net interest income from higher levels of capital. Expenses increased mainly due to employee provisions. There was a small rise in impairment charges from higher centrally held provisions as part of the economic overlay with more of this provision now allocated to the mining sector.

12 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

Divisional cash earnings summary

Half Year March 16 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	3,554	1,963	246	784	773	333	7,653
Non-interest income	416	549	963	815	225	(2)	2,966
Net operating income	3,970	2,512	1,209	1,599	998	331	10,619
Operating expenses	(1,637)	(896)	(565)	(669)	(422)	(230)	(4,419)
Core earnings	2,333	1,616	644	930	576	101	6,200
Impairment charges	(269)	(204)	(2)	(178)	(8)	(6)	(667)
Operating profit before income tax	2,064	1,412	642	752	568	95	5,533
Income tax expense	(620)	(424)	(190)	(232)	(158)	4	(1,620)
Net profit	1,444	988	452	520	410	99	3,913
Non-controlling interests	-	-	-	(3)	-	(6)	(9)
Cash earnings	1,444	988	452	517	410	93	3,904

Half Year Sept 15 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	3,312	1,906	236	801	791	259	7,305
Non-interest income	464	537	1,068	849	228	69	3,215
Net operating income	3,776	2,443	1,304	1,650	1,019	328	10,520
Operating expenses	(1,578)	(880)	(628)	(679)	(412)	(204)	(4,381)
Core earnings	2,198	1,563	676	971	607	124	6,139
Impairment (charges) / benefit	(227)	(187)	-	15	(14)	1	(412)
Operating profit before income tax	1,971	1,376	676	986	593	125	5,727
Income tax expense	(591)	(414)	(204)	(292)	(158)	(2)	(1,661)
Net profit	1,380	962	472	694	435	123	4,066
Non-controlling interests	-	-	(11)	(4)	(2)	(7)	(24)
Cash earnings	1,380	962	461	690	433	116	4,042

Mov’t Mar 16 - Sept 15%	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	7%	3%	4%	(2%)	(2%)	29%	5%
Non-interest income	(10%)	2%	(10%)	(4%)	(1%)	(103%)	(8%)
Net operating income	5%	3%	(7%)	(3%)	(2%)	1%	1%
Operating expenses	4%	2%	(10%)	(1%)	2%	13%	1%
Core earnings	6%	3%	(5%)	(4%)	(5%)	(19%)	1%
Impairment (charges) / benefit	19%	9%	-	large	(43%)	large	62%
Operating profit before income tax	5%	3%	(5%)	(24%)	(4%)	(24%)	(3%)
Income tax expense	5%	2%	(7%)	(21%)	-	large	(2%)
Net profit	5%	3%	(4%)	(25%)	(6%)	(20%)	(4%)
Non-controlling interests	-	-	(100%)	(25%)	(100%)	(14%)	(63%)
Cash earnings	5%	3%	(2%)	(25%)	(5%)	(20%)	(3%)

[1] Refer to Section 3.5 for the Westpac New Zealand NZ$ divisional result.

Westpac Group 2016 Interim Results Announcement | 13

Interim financial results 2016
Review of Group operations

Divisional cash earnings summary (continued)

Half Year March 16 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	3,554	1,963	246	784	773	333	7,653
Non-interest income	416	549	963	815	225	(2)	2,966
Net operating income	3,970	2,512	1,209	1,599	998	331	10,619
Operating expenses	(1,637)	(896)	(565)	(669)	(422)	(230)	(4,419)
Core earnings	2,333	1,616	644	930	576	101	6,200
Impairment charges	(269)	(204)	(2)	(178)	(8)	(6)	(667)
Operating profit before income tax	2,064	1,412	642	752	568	95	5,533
Income tax expense	(620)	(424)	(190)	(232)	(158)	4	(1,620)
Net profit	1,444	988	452	520	410	99	3,913
Non-controlling interests	-	-	-	(3)	-	(6)	(9)
Cash earnings	1,444	988	452	517	410	93	3,904

Half Year March 15 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	3,084	1,861	209	837	761	182	6,934
Non-interest income	476	531	1,124	729	229	(3)	3,086
Net operating income	3,560	2,392	1,333	1,566	990	179	10,020
Operating expenses	(1,535)	(851)	(658)	(640)	(396)	(174)	(4,254)
Core earnings	2,025	1,541	675	926	594	5	5,766
Impairment (charges) / benefit	(251)	(86)	4	23	(30)	(1)	(341)
Operating profit before income tax	1,774	1,455	679	949	564	4	5,425
Income tax expense	(534)	(438)	(205)	(292)	(155)	11	(1,613)
Net profit	1,240	1,017	474	657	409	15	3,812
Non-controlling interests	-	-	(21)	(4)	(1)	(8)	(34)
Cash earnings	1,240	1,017	453	653	408	7	3,778

Mov’t Mar 16 - Mar 15%	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[1] (A$)	Group Businesses	Group
Net interest income	15%	5%	18%	(6%)	2%	83%	10%
Non-interest income	(13%)	3%	(14%)	12%	(2%)	(33%)	(4%)
Net operating income	12%	5%	(9%)	2%	1%	85%	6%
Operating expenses	7%	5%	(14%)	5%	7%	32%	4%
Core earnings	15%	5%	(5%)	-	(3%)	large	8%
Impairment (charges) / benefit	7%	137%	(150%)	large	(73%)	large	96%
Operating profit before income tax	16%	(3%)	(5%)	(21%)	1%	large	2%
Income tax expense	16%	(3%)	(7%)	(21%)	2%	(64%)	-
Net profit	16%	(3%)	(5%)	(21%)	-	large	3%
Non-controlling interests	-	-	(100%)	(25%)	(100%)	(25%)	(74%)
Cash earnings	16%	(3%)	-	(21%)	-	large	3%

[1] Refer to Section 3.5 for the Westpac New Zealand NZ$ divisional result.

14 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

2.2                              Review of earnings

2.2.1                   Net interest income1

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income
Net interest income excluding Treasury & Markets	7,403	7,067	6,787	5	9
Treasury net interest income[2]	217	192	92	13	136
Markets net interest income	33	46	55	(28)	(40)
Net interest income	7,653	7,305	6,934	5	10
Average interest-earning assets
Loans	599,205	580,185	566,391	3	6
Third party liquid assets[3]	82,605	79,804	78,460	4	5
Other interest-earning assets	33,046	29,042	33,717	14	(2)
Average interest-earning assets	714,856	689,031	678,568	4	5
Net interest margin
Group net interest margin	2.14%	2.11%	2.05%	3bps	9bps
Group net interest margin excluding Treasury & Markets	2.07%	2.05%	2.01%	2bps	6bps

First Half 2016 – Second Half 2015

Net interest income increased $348 million or 5% compared to Second Half 2015. Key features include:

●      Net interest income excluding Treasury and Markets increased $336 million or 5%, reflecting 4% growth in average interest-earning assets (AIEA) and a 2 basis point increase in Group net interest margin excluding Treasury and Markets; and

●      In aggregate, Treasury and Markets net interest income had little impact on growth, increasing its contribution by $12 million.

First Half 2016 – First Half 2015

Net interest income increased $719 million or 10% compared to First Half 2015. Key features include:

●      Net interest income excluding Treasury and Markets increased $616 million or 9%, reflecting 5% growth in AIEA and a 6 basis point increase in Group net interest margin excluding Treasury and Markets; and

●      In aggregate, Treasury and Markets net interest income increased $103 million.

[1]    Refer to Section 4 Note 3 for reported results breakdown. Refer to Section 5 Note 3 for cash earnings results breakdown. As discussed in Section 1.3, commentary is reflected on a cash earnings basis.

[2] Treasury net interest income excludes capital benefit.

[3] Refer Glossary for definition.

Westpac Group 2016 Interim Results Announcement | 15

Interim financial results 2016
Review of Group operations

2.2.2     Loans1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Australia	561,556	543,072	523,780	3	7
Housing	390,823	375,848	362,779	4	8
Personal (loans and cards)	22,879	22,234	21,952	3	4
Business	148,700	145,481	139,677	2	6
Other[2]	2,085	2,092	2,042	-	2
Provisions	(2,931)	(2,583)	(2,670)	13	10

New Zealand (A$)	65,031	63,351	65,774	3	(1)

New Zealand (NZ$)	72,128	69,576	67,107	4	7
Housing	43,428	42,121	40,800	3	6
Personal (loans and cards)	1,986	1,976	1,894	1	5
Business	27,019	25,793	24,769	5	9
Other	104	101	105	3	(1)
Provisions	(409)	(415)	(461)	(1)	(11)

Other overseas	14,100	16,893	15,510	(17)	(9)
Trade finance	2,990	5,639	5,767	(47)	(48)
Other loans	11,110	11,254	9,743	(1)	14

Total loans	640,687	623,316	605,064	3	6

First Half 2016 – Second Half 2015

Total loans increased $17.4 billion or 3% compared to Second Half 2015. Excluding foreign exchange translation impacts, total loans increased $19.3 billion or 3%.

Key features of total loan growth were:

●      Australian housing loans increased $15.0 billion or 4% at 1.2x system3. The owner occupied portfolio grew 15% to now comprise 54% of the portfolio. The investment property loans portfolio reduced 8% to now comprise 40% of the portfolio. Following introduction of differential pricing between mortgage products, there were $17.5 billion of net switching from investment property loans to owner occupied during First Half 2016;

●      Australian personal loans and cards increased $0.6 billion or 3%, reflecting growth in both auto finance and credit cards;

●      Australian business loans increased $3.2 billion or 2%, with 3% growth in institutional lending primarily in the financial services segment and 1% growth in Business Bank, with SME increasing 2%;

●      New Zealand lending increased NZ$2.6 billion or 4%, with business lending increasing 5% at system4 and mortgages increasing 3%; and

●      Other overseas lending decreased $2.8 billion or 17%, primarily from lower trade finance in Asia, as the institutional division sought to reduce lower returning assets.

First Half 2016 – First Half 2015

Total loans increased $35.6 billion or 6% compared to First Half 2015. Excluding foreign exchange translation impacts, total loans increased $41.5 billion or 7%.

[1] Spot loan balances. [2] Includes margin lending. [3] Source: RBA. [4] Source: RBNZ.

16 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

Key features of total loan growth were:

●      Australian housing loans increased $28.0 billion or 8% with growth at 1.0x system1. The Group experienced increased customer activity with new lending volumes up 14%, while run-off increased 7% reflecting accelerated customer repayments;

●      Australian personal loans and cards increased $0.9 billion or 4%, reflecting growth in both auto finance and credit cards;

●      Australian business loans increased $9.0 billion or 6%. Institutional lending growth of 9% was primarily in the financial services segment, whilst Business Bank increased business loans 5%, with growth increasing in the non-property portfolio;

●      New Zealand lending increased NZ$5.0 billion or 7%, with business lending growth of 9%, which was 1.1x system2 and 6% growth in mortgages; and

●      Other overseas loans decreased $1.4 billion or 9%, from lower trade finance volumes.

2.2.3     Deposits and other borrowings3

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Customer deposits
Australia	377,715	364,856	353,841	4	7
At call	205,911	209,755	196,292	(2)	5
Term	135,919	122,071	128,352	11	6
Non-interest bearing	35,885	33,030	29,197	9	23

New Zealand (A$)	49,521	47,269	50,431	5	(2)

New Zealand (NZ$)	54,927	51,916	51,452	6	7
At call	25,311	23,871	22,549	6	12
Term	25,149	24,013	25,057	5	-
Non-interest bearing	4,467	4,032	3,846	11	16

Other overseas (A$)	14,732	15,019	15,979	(2)	(8)

Total customer deposits	441,968	427,144	420,251	3	5

Certificates of deposit	52,278	48,184	46,492	8	12
Australia	32,615	32,156	30,889	1	6
New Zealand (A$)	942	974	1,428	(3)	(34)
Other overseas (A$)	18,721	15,054	14,175	24	32

Total deposits and other borrowings	494,246	475,328	466,743	4	6

First Half 2016 – Second Half 2015

Total customer deposits increased $14.8 billion or 3% compared to Second Half 2015. Excluding foreign currency translation impacts, customer deposits increased $16.8 billion or 4%.

Key features of total customer deposit growth were:

●      Australian customer deposits increased $12.9 billion or 4%, with a continued focus on growing higher quality deposits for Liquidity Coverage Ratio (LCR) purposes. As a result, household deposits growth was 1.2x system4, term deposits increased 11% and institutional deposits growth was primarily in the Government and education sectors. Customers continued to direct funds to mortgage offset accounts, leading to growth of $2.9 billion or 9% in Australian non-interest bearing deposits;

[1] Source: RBA. [2] Source: RBNZ. [3] Spot deposit balances. [4] Source: APRA.

Westpac Group 2016 Interim Results Announcement | 17

Interim financial results 2016
Review of Group operations

●      New Zealand customer deposits increased NZ$3.0 billion or 6%. Household deposit growth of 4% was 1.1x system1, with targeted growth in at call and transaction accounts that are more valuable from an LCR perspective; and

●      The decrease in other overseas customer deposits was due to foreign currency translation impacts.

Certificates of deposits increased $4.1 billion or 8%, reflecting increased wholesale funding in this form.

First Half 2016 – First Half 2015

Total customer deposits increased $21.7 billion or 5% compared to First Half 2015. Excluding foreign exchange translation impacts, customer deposits increased $26.4 billion or 6%.

Key features of total customer deposit growth were:

●      A continued focus on Australian customer deposits, with a high value for LCR purposes, has contributed to a 7% increase. As a result household deposits increased at 1.0x system2, while institutional deposits growth was primarily in term deposits. Customers continued to direct funds to mortgage offset accounts, reflected in growth of $6.7 billion or 23% in Australian non-interest bearing deposits; and

●      New Zealand customer deposits increased NZ$3.5 billion or 7%, with growth mainly in household deposits.

2.2.4                   Net interest margin

First Half 2016 – Second Half 2015

Group net interest margin was 2.14%, an increase of 3 basis points from Second Half 2015.

The components of the 2 basis points increase in net interest margin excluding the contribution from Treasury and Markets were:

●      Asset spreads in aggregate were little changed. Higher mortgage spreads from increases to Australian mortgage rates for increased regulatory requirements (5bps) was offset by competitive pricing across mortgage, business, personal and institutional lending, and higher short term wholesale funding costs;

●      3 basis point benefit from improved customer deposit spreads across term deposits, online accounts and savings deposits;

●      Increased volatility in global markets contributed to new long term wholesale funding being raised at higher rates than maturing transactions. This led to a 1 basis point decrease to Group margin;

●      Capital and other was unchanged. The Group significantly increased capital over the half, including the $3.5 billion Share Entitlement Offer. The positive impact from higher capital was offset by lower rates impacting the return on capital; and

[1] Source: RBNZ. [2] Source: APRA.

18 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

●      Liquidity costs were little changed, with the cost of increased holdings of high quality liquid assets to meet the LCR requirement, offset by a lower Committed Liquidity Facility (CLF) fee following a $7.4 billion reduction to the CLF from 1 January 2016.

Treasury and Markets contribution to the Group net interest margin increased 1 basis point.

First Half 2016 – First Half 2015

Group net interest margin was 2.14%, an increase of 9 basis points from First Half 2015.

The components of the 6 basis points increase in net interest margin excluding the contribution from Treasury and Markets were:

●      Asset spreads in aggregate were little changed. Higher mortgage spreads from an increase to Australian mortgage rates for increased regulatory capital requirements has been offset by competitive pricing across mortgage, business, personal and institutional lending, and higher short term wholesale funding costs;

●      7 basis point increase from improved customer deposit spreads on term deposits, online accounts and savings deposits, and a mix benefit following higher transaction deposit balances;

●      1 basis point decrease from higher term wholesale funding costs, with new issuance more expensive than maturing deals;

●      Capital and other contributed 1 basis point to Group margin, with the positive impact from higher capital, partly offset by lower hedge rates impacting returns on capital; and

●      1 basis point decrease from higher liquidity costs, primarily reflecting the full period impact of the CLF fee.

Treasury and Markets contribution to the Group net interest margin increased 3 basis points.

Westpac Group 2016 Interim Results Announcement | 19

Interim financial results 2016
Review of Group operations

2.2.5                   Non-interest income1

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Fees and commissions	1,375	1,464	1,478	(6)	(7)
Wealth management and insurance income	941	1,090	1,134	(14)	(17)
Trading income	610	539	425	13	44
Other income	40	122	49	(67)	(18)
Non-interest income	2,966	3,215	3,086	(8)	(4)

First Half 2016 – Second Half 2015

Non-interest income decreased $249 million or 8% compared to Second Half 2015, with infrequent items having a large impact. Infrequent items included the income foregone following the partial sale of BTIM and move to equity accounting2 ($89 million), much lower profit on the sale of assets this half (down $82 million), and no Hastings performance fees this half ($35 million). Excluding these items, non-interest income decreased $43 million or 1% as underlying growth was more than offset by lower cards related income in Consumer Bank, lower fees in WIB following a fall in activity and reduced contribution from Ascalon in BTFG.

Fees and commissions

Fees and commissions decreased $89 million or 6% compared to Second Half 2015. This was primarily due to lower institutional fees ($43 million) from reduced lending activity and lower debt market issuances. Australian credit card income was also lower ($42 million) and included regulatory impacts on interchange rates introduced on 1 November 2015.

Wealth management and insurance income

Wealth management and insurance income decreased $149 million or 14% compared to Second Half 2015, mainly due to the removal of BTIM income following the move to equity accounting2 ($99 million) and no Hastings performance fees this half ($35 million). Excluding these items, wealth management and insurance income decreased $15 million or 2% compared to Second Half 2015 due to:

●      Lower contribution from Ascalon ($19 million lower) as both lower asset markets and foreign currency translation impacted returns from overseas funds managed by this business; and

●      FUM / FUA revenue was little changed with lower asset markets largely offsetting positive net flows. Refer to Section 2.2.6 for further information on FUM / FUA balance movements; partly offset by

●      Life and general insurance revenue increased $9 million, with in-force premium growth of 4% and net earned premium growth of 3%.

Trading income

Trading income increased $71 million or 13% compared to Second Half 2015 primarily in WIB markets. Refer to Section 2.2.7 for further detail on Markets related income.

Other income

Other income decreased $82 million or 67% compared to Second Half 2015 primarily due to lower profit on asset sales. Second Half 2015 included gains from property sales ($60 million) and other asset sales in Westpac New Zealand ($22 million).

First Half 2016 – First Half 2015

Non-interest income decreased $120 million or 4%, compared to First Half 2015 with infrequent items having a large impact. These items included the income foregone following the partial sale of BTIM and move to equity accounting2 ($191 million) and no Hastings performance fees this half ($21 million), partly offset by the derivative valuation methodology adjustment of $122 million3. Excluding these items non-interest income decreased $30 million or 1% as underlying growth was more than offset by lower cards related income in Consumer Bank and reduced institutional lending fees in WIB.

[1]     Refer to Section 4 Note 4 for reported results breakdown. Refer to Section 5 Note 4 for cash earnings results breakdown. As discussed in Section 1.3, commentary is reflected on a cash earnings basis.

[2]     From 1 July 2015 the Group’s share of BTIM earnings is recorded in other income as ‘share of associates net profit’ (First Half 2016 $24 million; Second Half 2015 $10 million).

3      In First Half 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a Funding Valuation Adjustment (FVA) to the fair value of derivatives. In First Half 2015 the impact of these changes resulted in a $122 million reduction in non-interest income.

20 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

Fees and commissions

Fees and commissions decreased $103 million or 7% compared to First Half 2015 largely due to a decrease in Australian credit card income ($52 million), which included regulation impacts on interchange rates effective 1 November 2015. Institutional lending fees and BTFG were also lower from reduced activity.

Wealth management and insurance income

Wealth management and insurance income decreased $193 million or 17% compared to First Half 2015 mainly due to the removal of BTIM income following the move to equity accounting1 ($211 million) and no Hastings performance fees this half ($21 million). Excluding these items, wealth management and insurance income increased $39 million or 4% compared to First Half 2015 due to:

●                 General insurance income increased $20 million reflecting a 5% rise in net earned premiums and lower claims related to weather events;

●                 Life insurance income increased $19 million, with in-force premium growth of 12% and stable loss ratios; and

●      FUM and FUA revenue increased $6 million, with positive net flows in FUM / FUA, partly offset by lower asset markets. Refer to Section 2.2.6 for further information on FUM / FUA balance movements.

Trading income

Trading income increased $185 million or 44% compared to First Half 2015, with the $122 million charge from methodology changes to derivative valuation adjustments in First Half 2015 not repeated2. Excluding this item, trading income increased $63 million from higher WIB markets income, including a $34 million lower credit value adjustment (CVA) impact. Refer to Section 2.2.7 for further detail on Markets related income.

Other income

Other income of $40 million includes the share of associates income ($31 million) mostly related to BTIM and gains from asset sales ($6 million).

2.2.6                   Funds Under Management / Funds Under Administration

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Funds Under Management (FUM)
BT (excluding BTIM)	33.9	33.8	35.6	-	(5)
Advance Asset Management	12.5	12.5	13.0	-	(4)
Westpac Institutional Bank	9.6	7.9	7.7	22	25
New Zealand (A$)	6.3	5.9	5.9	7	7
Group FUM (excluding BTIM)	62.3	60.1	62.2	4	-
BTIM	-	-	54.7	-	(100)
Group FUM	62.3	60.1	116.9	4	(47)

Funds Under Administration (FUA)
BT	87.8	84.5	87.5	4	-
Asgard	35.5	37.4	37.5	(5)	(5)
New Zealand (A$)	1.8	1.8	1.9	-	(5)
Group FUA	125.1	123.7	126.9	1	(1)

				% Mov’t	% Mov’t
$bn	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Average FUM for the Group (Excluding BTIM)	62.4	61.6	58.9	1	6
Average BTIM FUM	-	33.0	49.9	(100)	(100)
Average FUM for the Group	62.4	94.6	108.8	(34)	(43)
Average FUA for the Group	125.8	126.7	119.8	(1)	5

[1]      From 1 July 2015 the Group’s share of BTIM earnings is recorded in other income as ‘share of associates net profit’ (First Half 2016 $24 million; First Half 2015 Nil).

2      In First Half 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a FVA to the fair value of derivatives. In First Half 2015 the impact of these changes resulted in a $122 million reduction in non-interest income.

Westpac Group 2016 Interim Results Announcement | 21

Interim financial results 2016
Review of Group operations

2.2.7                   Markets related income1

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	33	46	55	(28)	(40)
Non-interest income	560	511	394	10	42
Total Markets income	593	557	449	6	32

Customer income	449	439	455	2	(1)
Non-customer income	142	131	147	8	(3)
Derivative valuation adjustments[2]	2	(13)	(153)	(115)	(101)
Total Markets income	593	557	449	6	32

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group’s consumer, business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2016 - Second Half 2015

Total markets income increased by $36 million, or 6%, compared to Second Half 2015, due to growth in both customer and non-customer income. Movements in CVA also benefited the First Half 2016 result compared to Second Half 2015.

Customer income increased $10 million, or 2%, compared to Second Half 2015, driven by both foreign exchange and fixed income sales.

Non-customer income increased $11 million, or 8%, compared to Second Half 2015, primarily due to an improved result from the Energy desk during First Half 2016.

First Half 2016 – First Half 2015

Total markets income increased by $144 million, or 32%, compared to the First Half 2015 primarily due to a significantly lower impact from derivative valuation adjustments3.

Excluding derivative valuation adjustments, markets income was down 2% on First Half 2015 due to:

●                  Customer income decreased from First Half 2015, with lower fixed income sales, partially offset by higher foreign exchange sales. First Half 2015 included a number of large one-off fixed income transactions related to the infrastructure sector, not repeated in First Half 2016; and

●                  Non-customer income decreased compared to the First Half 2015, with lower fixed income results compared to First Half in 2015. This was partially offset by an improved Energy result during First Half 2016.

[1]      Markets income includes WIB Markets, Business Bank, Consumer Bank, BTFG and Westpac New Zealand markets.

[2]      Includes CVA and derivative valuation methodology changes.

3      In First Half 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a FVA to the fair value of derivatives. In First Half 2015 the impact of these changes resulted in a $122 million charge which reduced non customer, non-interest income.

22 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

Markets Value at Risk (VaR)1

$m	High	Low	Average
Six months ended 31 March 2016	14.2	5.1	9.7
Six months ended 30 September 2015	11.7	5.7	7.6
Six months ended 31 March 2015	10.7	5.9	7.9

The components of Markets VaR are as follows:

Average
$m	Half Year March 16	Half Year Sept 15	Half Year March 15
Interest rate risk	5.7	4.2	2.9
Foreign exchange risk	5.1	2.0	1.7
Equity risk	0.3	0.3	0.2
Commodity risk[2]	3.0	3.1	3.1
Credit and other market risks[3]	2.6	3.1	5.0
Diversification benefit	(7.0)	(5.1)	(5.0)
Net market risk	9.7	7.6	7.9

[1]      The daily VaR presented above reflects a divisional view of VaR. It varies from presentations of VaR in Westpac’s 2015 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated into trading and banking book. VaR measures the potential for loss using a history of price volatility.

[2]      Includes electricity risk.

[3]      Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).

Westpac Group 2016 Interim Results Announcement | 23

Interim financial results 2016
Review of Group operations

2.2.8                   Operating expenses1

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Salaries and other staff expenses	(2,298)	(2,311)	(2,320)	(1)	(1)
Equipment and occupancy expenses	(473)	(467)	(467)	1	1
Technology expenses	(914)	(932)	(819)	(2)	12
Other expenses	(734)	(671)	(648)	9	13
Total expenses	(4,419)	(4,381)	(4,254)	1	4

First Half 2016 – Second Half 2015

Operating expenses increased $38 million or 1% compared to Second Half 2015, reflecting the impact of the Group’s investment program ($45 million). Productivity benefits of $116 million and lower BTIM expenses2 ($58 million) more than offset growth in operating costs.

Salaries and other staff expenses were $13 million or 1% lower compared to Second Half 2015 from reduced FTE following productivity initiatives and the removal of BTIM salary expenses. These were offset by annual salary increases and the impact from directly expensing a higher proportion of investment spend.

Equipment and occupancy expenses increased $6 million or 1% compared to Second Half 2015, driven by higher rental expenses from the relocation of certain head office functions to Barangaroo, partly offset by the benefit of corporate property consolidation.

Technology expenses decreased $18 million or 2% compared to Second Half 2015. Telecommunications expenses reduced as Second Half 2015 included transition costs related to a new telecommunications contract which did not repeat. Amortisation and impairment of assets was also lower, partly offset by the impact of directly expensing a higher proportion of investment spend.

Other expenses increased $63 million or 9% compared to Second Half 2015 primarily from seasonally higher cards reward redemptions, higher advertising expenses and increased professional services expenses related to the Group’s investment programs and costs associated with implementing the Group’s new operating model.

First Half 2016 – First Half 2015

Operating expenses increased $165 million or 4% compared to First Half 2015, due to the Group’s expanded investment program. Productivity benefits of $234 million, combined with lower BTIM expenses2 ($126 million), more than offset growth in operating expenses.

Salaries and other staff expenses decreased $22 million or 1% compared to First Half 2015. A reduction in FTE from productivity initiatives and the removal of BTIM salary expenses, were partly offset by higher restructuring expenses ($32 million) and annual salary increases.

Equipment and occupancy expenses increased $6 million or 1% compared to First Half 2015, driven by higher rental expenses from the relocation of certain head office functions to Barangaroo, partly offset by the benefit of corporate property consolidation.

Technology expenses increased $95 million or 12% compared to First Half 2015, reflecting increased Group investment spend and the impact from directly expensing a higher proportion of investment spend. Amortisation of software assets and depreciation of technology equipment also increased following delivery of investments across the Group, including enhancements to Westpac Live, BT Panorama and other digital innovations.

Other expenses increased $86 million or 13% compared to First Half 2015 due to an increase in professional services related to the Group’s investment programs and costs associated with implementing the Group’s new operating model.

[1]      Refer to Section 4 Note 5 for reported results breakdown. Refer to Section 5 Note 5 for cash earnings breakdown. As discussed in Section 1.3, commentary is on a cash earnings basis.

2      BTIM’s contribution to operating expenses has reduced to nil following the partial sale and subsequent move to equity accounting in June 2015.

24 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Review of Group operations

Full Time Equivalent Employees (FTE)

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Permanent employees	32,021	32,620	33,704	(2)	(5)
Temporary employees	2,656	2,621	2,855	1	(7)
FTE	34,677	35,241	36,559	(2)	(5)
Average FTE	34,767	35,840	36,549	(3)	(5)

First Half 2016 – Second Half 2015

FTE decreased 564 or 2% compared to Second Half 2015, driven by the delivery of productivity initiatives primarily across Consumer Bank and Westpac New Zealand, and the sale of operations in the Solomon Islands (60 FTE).

First Half 2016 – First Half 2015

FTE decreased 1,882 or 5% compared to First Half 2015, reflecting the partial sale of BTIM (243 FTE), the sale of operations in Cook Islands, Samoa, Solomon Islands and Tonga (272 FTE) and the delivery of productivity initiatives across the Group.

Investment spend

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Expensed	256	208	167	23	53
Capitalised software and fixed assets	271	359	291	(25)	(7)
Total	527	567	458	(7)	15
Growth and productivity	336	290	233	16	44
Regulatory change	117	152	108	(23)	8
Other technology	74	125	117	(41)	(37)
Total	527	567	458	(7)	15

Investment cash spend in the First Half 2016 was $527 million. While this was 15% higher than First Half 2015, it was 7% lower than Second Half 2015 reflecting normal project cycles.

Expensed investment spend increased 23% compared to Second Half 2015. This is due to a high proportion of new programs in early planning phases and follows changes to the Group’s accounting approach for investment spending (announced in September 2015), which results in a higher portion of technology investment spend expensed rather than capitalised.

Of the $527 million investment spend in First Half 2016, 64% was directed to growth and productivity initiatives such as the acceleration of the Group’s Service Revolution, further development of BT’s Panorama platform, and commencing the Customer Service Hub program. Of the remaining cash investment, 22% was directed to regulatory change initiatives while 14% was spent on other technology programs.

Growth and productivity programs over First Half 2016 include:

●                Continued enhancement to the award winning Westpac Live online and mobile banking platform including:

-   Creating a more streamlined process for new consumer customers to join us;

-   Simplifying the process for customers to switch their direct debits to Westpac; and

-   Enabling customers to block / unblock their credit and debit cards online materially enhancing the speed and convenience of customers protecting their cards. 168,000 customers have already utilised this service.

After completing the rollout of Westpac Live to business customers in 2015, digital sales were up 31% year on year, complaints fell 58% and online Net Promoter Score (NPS) was up from -7 to +42.

●                  A new mobile banking app feature has been added to St.George, Bank of Melbourne and BankSA that allows customers to connect directly with a contact centre from their mobile app and avoiding the need for separate identification questions. This innovation has reduced average call times for customers by around 60 seconds;

●                  Installation of around 100,000 state of the art wireless and portable merchant terminals. The terminals have a variety of new features including acceptance of Union Pay International with direct currency conversion; and

●                 Completion of the next stage of BT’s integrated wealth platform called Panorama which provides Advisors and investors with a comprehensive range of investment options including:

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Review of Group operations

-   The first phase of the Self-Managed Super Fund offering including fund establishment and administration, consolidated asset reporting, electronic record management and accounting functionality; and

-   Direct trading of listed securities for advised investors.

Regulatory change programs are required to achieve compliance with evolving regulatory requirements including new obligations. Investment in First Half 2016 included further enhancements to Stronger Super, Anti Money Laundering and Future of Financial Advice reforms programs.

Other technology spend was $74 million. This includes a significant increase in investment directed at further strengthening the Group’s cyber security.

Capitalised software

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Opening balance	1,654	2,102	2,070	(21)	(20)
Total additions	268	356	274	(25)	(2)
Amortisation expense	(271)	(291)	(254)	(7)	7
Impairment expense	-	(21)	(3)	(100)	(100)
Reduction of capitalised technology cost balances	-	(482)	-	(100)	-
Foreign exchange translation	-	(10)	15	(100)	(100)
Closing balance	1,651	1,654	2,102	-	(21)

Capitalised software was flat compared to Second Half 2015, with additions being offset by amortisation expense. New additions were lower compared to Second Half 2015 mostly due to the commencement of new programs where run-rate spending and capitalisation ratios are generally lower and a reduction in the proportion of investments that are now capitalised following the change in accounting approach.

Software amortisation was lower in First Half 2016 compared to Second Half 2015. This was due to a reduction in the capitalised balances in Second Half 2015. These reductions were partially offset by the adoption of an accelerated deprecation approach for existing assets with a useful life greater than three years.

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Review of Group operations

2.2.9                   Impairment charges

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Individually assessed provisions (IAPs)
New IAPs	(471)	(273)	(293)	73	61
Write-backs	82	142	155	(42)	(47)
Recoveries	92	68	63	35	46
Total IAPs, write-backs and recoveries	(297)	(63)	(75)	large	large
Collectively assessed provisions (CAPs)
Write-offs	(418)	(463)	(330)	(10)	27
Other changes in CAPs	48	114	64	(58)	(25)
Total new CAPs	(370)	(349)	(266)	6	39
Total impairment charges	(667)	(412)	(341)	62	96

On most measures asset quality through First Half 2016 remained sound, with higher new impaired assets from the downgrade of a small number of institutional customers and a small rise in delinquencies partially offset by a reduction of facilities graded as watchlist and substandard. This combined with a reduction in write-backs and recoveries has led to impairment charges relative to average gross loans increasing, but remains modest at 21 basis points. Provisioning levels have increased and economic overlays were little changed over First Half 2016 (up $5 million) with a balance of $393 million at 31 March 2016, with around 45% of the overlay allocated to the mining sector.

First Half 2016 – Second Half 2015

Impairment charges for First Half 2016 were $667 million, up $255 million or 62% compared to Second Half 2015, and were equivalent to 21 basis points of average gross loans.

Key movements included:

●     Total new IAPs less write-backs and recoveries were $234 million higher than Second Half 2015 principally due to:

-   Higher charge in WIB reflecting a small number of new large IAPs ($272 million) and an $18 million reduction in write-backs and recoveries; and

-   This was partially offset by lower IAPs in Business Bank (down $51 million) as fewer facilities were downgraded to impaired.

●     Total new CAPs added $370 million to impairment charges, $21 million more than recorded in Second Half 2015. Key movements included:

-   Write-offs were lower ($45 million) in First Half 2016, consistent with normal seasonal patterns in unsecured personal lending;

-   Other changes in CAPs were $66 million lower in First Half 2016. This was due to increasing seasonal delinquencies, including impact of mining downturn in WA, SA and QLD, changes to hardship recognition in delinquencies and the deterioration in auto finance which were offset by higher CAP benefits in WIB. New Zealand was little changed; and

-   Economic overlays were $5 million higher. More of the economic overlay has been allocated to mining exposures with reductions in retail and Australian agriculture overlays.

First Half 2016 – First Half 2015

Impairment charges for First Half 2016 were $667 million, up $326 million or 96% compared to First Half 2015.

Key movements included:

●                 Total new IAPs less write-backs and recoveries were $222 million higher than First Half 2015. New IAPs increased $178 million primarily from a small number of large impairments in WIB, partially offset by lower new impairments in Business Bank and Westpac New Zealand. Westpac New Zealand had a very small charge in First Half 2016. First Half 2015 also benefited from a larger number of write-backs and recoveries which were $44 million higher than First Half 2016; and

●                 Total new CAPs were $104 million higher with the increase due to an $88 million lift in write-offs and a rise from growth in the unsecured portfolio in 2016. The benefit from other changes in CAPs was also lower, adding $16 million to impairment charges.

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Review of Group operations

2.2.10            Tax expense

First Half 2016 – Second Half 2015

The effective tax rate of 29.3% in First Half 2016 was higher than 29.0% in Second Half 2015, with both halves benefiting from the finalisation of prior period taxation matters.

First Half 2016 – First Half 2015

The effective tax rate of 29.3% in First Half 2016 was slightly lower than the First Half 2015 effective tax rate of 29.7% as First Half 2016 had a greater benefit from the finalisation of prior period taxation matters.

2.2.11            Non-controlling interests

In First Half 2016 the non-controlling interests primarily represented distributions on the Group’s hybrid equity instrument TPS 20061.

Non-controlling interests of $9 million for First Half 2016 were $15 million lower than Second Half 2015. The reduction in non-controlling interests primarily relates to the partial sale and move to equity accounting of BTIM.

[1]      Non-controlling interests include distributions on 2006 Trust Preferred Securities (TPS):

Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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Review of Group operations

2.3                              Credit quality

The overall credit quality of the portfolio was little changed over First Half 2016 with total stressed exposure to total committed exposures up 4 basis points to 1.03% (see 2.3.1 Credit Quality Key Metrics) remaining at a relatively low level. The portfolio has experienced some pockets of stress with the further downgrade of a small number of larger institutional facilities, a rise in delinquencies in those markets more impacted by the slowdown in mining, and higher delinquencies in the auto finance portfolio. Certain 90+ day delinquencies have also increased following changes in how facilities that have been granted hardship assistance are reported. This change results in a more conservative measure of delinquency.

The small rise in stressed assets ratio was due to the impaired exposure ratio which increased 6 basis points to 0.26% and in the 90+ days past due and not impaired category which increased 3 basis points to 0.28%. These increases were partially offset by a 5 basis point fall in the ratio of watchlist and substandard facilities to 0.49% due to some facilities being downgraded to impaired.

Portfolio segments

The institutional and commercial segments continue to perform well in aggregate, however there has been a small number of facilities downgraded in First Half 2016. Most of these facilities had been graded as watchlist and substandard and a further deterioration in their financial position has now required them to be downgraded to impaired. While lower commodity prices contributed to the deterioration, underperforming acquisitions have also been a major source of the increased stress. Across the Group, there was a small number of new large (>$50 million) facilities that were downgraded to impaired during First Half 2016.

The commercial property segment has continued to show an improvement in asset quality. After peaking in the midst of the financial crisis at 15.5% the stress ratio (stress as a per cent of total committed exposure) has now declined to 1.3%. The level of stress is now at its lowest point for over a decade.

The small and medium business portfolio has also performed well. Where stress is emerging it is mostly attributable to sectors impacted by the slowing of the mining investment cycle and lower commodity prices, along with those industries undergoing structural change (eg. Manufacturing).

In the consumer sector, unsecured consumer delinquencies are higher over First Half 2016 consistent with normal seasonal trends (which typically see delinquencies rise in the first half of the year). The auto finance portfolio has seen a greater increase in delinquencies with around half the increase due to some operational challenges impacting collection processing (and which are expected to be corrected in Second Half 2016) and from increased stress in regions impacted by the slowing of the mining investment cycle. Total Group consumer unsecured 90+ day delinquencies increased 35 basis points since 30 September 2015 and 25 basis points since 31 March 2015. This trend was driven by the Australian portfolios. In New Zealand, unsecured 90+ day delinquencies increased 1 basis point since 30 September 2015 and are 25 basis points lower than 31 March 2015.

Australian mortgage 90+ day delinquencies were at 0.55% at 31 March 2016, an increase of 10 basis points from 30 September 2015 and 8 basis points higher compared to 31 March 2015. Around 4 basis points of this increase has been due to a change in the measurement and reporting of delinquencies for customers granted hardship assistance. The remaining increase in mortgage delinquencies is consistent with normal seasonal trends and some regional challenges. Despite the low level of delinquencies, the modest pace of economic growth and rising unemployment in some regions has contributed to higher delinquencies in certain areas, especially in those states and regions impacted by the slowing of the mining investment cycle. This is being offset by lower delinquencies / stress in NSW where economic activity has been robust. The investment property segment continues to have a superior delinquency profile with 90+ day delinquencies of 0.38%, well below the portfolio average.

Australian properties in possession decreased by two over First Half 2016 to 253. Realised mortgage losses were $35 million for First Half 2016, equivalent to 2 basis points.

New Zealand mortgage 90+ day delinquencies improved 10 basis points since 31 March 2015 to 15 basis points at 31 March 2016. The low level of delinquencies over the year reflects low interest rates and the buoyant Auckland housing market.

Provisioning

Westpac has maintained adequate provisioning coverage with:

●                  The ratio of impaired asset provisions to total impaired assets remains high at 47.6% (up from 46.3% during the First Half 2016); and

●                  The ratio of collectively assessed provisions to credit risk weighted assets was 0.87% with the ratio little changed from the 0.86% reported at 30 September 2015.

Total impairment provisions were $3,669 million with IAPs of $952 million and CAPs of $2,717 million.

IAPs have increased by $283 million primarily from a small number of large institutional names downgraded to impaired during First Half 2016.

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CAPs balances were $54 million higher compared to Second Half 2015. Excluding foreign currency translation impacts, movements in collectively assessed provisions can principally be traced to:

●       Provision increases relating to higher stressed assets and increasing delinquencies were partially offset by lower provisions associated with several large exposures moving from watchlist and substandard exposures to impaired; and

●       The economic overlay balance was little changed during First Half 2016. The provision balance was $5 million higher at $393 million at 31 March 2016. Most of the economic overlay has been set for the mining and manufacturing sectors and for some segments of agriculture.

2.3.1                   Credit quality key metrics

	As at March 16	As at Sept 15	As at March 15
Stressed exposures by credit grade as a % of TCE:
Impaired	0.26%	0.20%	0.24%
90 days past due and not impaired	0.28%	0.25%	0.26%
Watchlist and substandard	0.49%	0.54%	0.62%
Total stressed exposures	1.03%	0.99%	1.12%

Gross impaired assets to TCE for business and institutional:
Business Australia	0.59%	0.64%	0.75%
Business New Zealand	0.77%	0.90%	0.96%
Institutional	0.40%	0.16%	0.18%

90 days past due for mortgages:
Group	0.52%	0.42%	0.45%
Australia	0.55%	0.45%	0.47%
New Zealand	0.15%	0.14%	0.25%

90 days past due for other consumer loans:
Group	1.42%	1.07%	1.17%
Australia	1.49%	1.11%	1.20%
New Zealand	0.56%	0.55%	0.81%

Other:
Gross impaired assets to gross loans	0.39%	0.30%	0.35%
Gross impaired asset provisions to gross impaired assets	47.6%	46.3%	47.8%
Total provisions to gross loans	57bps	53bps	58bps
Collectively assessed provisions to performing non-housing loans[1]	124bps	123bps	128bps
Collectively assessed provisions to risk weighted assets	75bps	74bps	78bps
Collectively assessed provisions to credit risk weighted assets	87bps	86bps	89bps
Total provisions to risk weighted assets	101bps	93bps	101bps
Impairment charges to average loans annualised	21bps	13bps	11bps
Net write-offs to average loans annualised	13bps	21bps	16bps

[1] Non-housing loans have been determined on a loan purpose basis.

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Review of Group operations

2.4                    Balance sheet and funding

2.4.1         Balance sheet

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Assets
Cash and balances with central banks	18,811	14,770	14,738	27	28
Receivables due from other financial institutions	13,503	9,583	13,637	41	(1)
Trading securities, other financial assets designated at fair value and available-for-sale securities	84,331	82,287	82,625	2	2
Derivative financial instruments	39,199	48,173	45,702	(19)	(14)
Loans	640,687	623,316	605,064	3	6
Life insurance assets	13,540	13,125	12,348	3	10
Other assets	21,689	20,902	21,847	4	(1)
Total assets	831,760	812,156	795,961	2	4
Liabilities
Payables due to other financial institutions	21,205	18,731	15,421	13	38
Deposits and other borrowings	494,246	475,328	466,743	4	6
Other financial liabilities at fair value through income statement	7,172	9,226	12,133	(22)	(41)
Derivative financial instruments	51,230	48,304	50,510	6	1
Debt issues	165,065	171,054	168,151	(4)	(2)
Life insurance liabilities	11,875	11,559	10,945	3	8
Loan capital	13,017	13,840	11,905	(6)	9
Other liabilities	9,969	10,199	9,836	(2)	1
Total liabilities	773,779	758,241	745,644	2	4
Equity
Total equity attributable to owners of Westpac Banking Corporation	57,171	53,098	49,405	8	16
Non-controlling interests	810	817	912	(1)	(11)
Total equity	57,981	53,915	50,317	8	15

First Half 2016 – Second Half 2015

Key movements during the half included:

Assets

●       Cash and balances with central banks increased $4.0 billion or 27% reflecting higher liquid assets held in this form;

●       Receivables due from other financial institutions increased $3.9 billion or 41% largely reflecting higher collateral posted with derivative counterparties mainly related to foreign currency swaps and forward contracts;

●       Trading securities, other financial assets designated at fair value and available-for-sale securities increased $2.0 billion or 2%. Holdings of liquid assets increased $3.0 billion, in part responding to a $7.4 billion reduction in the Committed Liquidity Facility (CLF), while securities held for trading purposes reduced $1.0 billion;

●       Derivative assets decreased $9.0 billion or 19% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts; and

●       Loans increased $17.4 billion or 3%. Refer to Section 2.2.2 Loans for further information on movements.

Liabilities

●       Payables due to other financial institutions increased $2.5 billion or 13%, reflecting increase in Securities sold under agreement to repurchase, partially offset by reduction in collateral received from derivative counterparties and interbank borrowings;

●       Deposits and other borrowings increased $18.9 billion or 4%. Refer to Section 2.2.3 Deposits and other borrowings for further information on movements;

●       Other financial liabilities at fair value through the income statement decreased $2.1 billion or 22% reflecting reduced securities sold under agreements to repurchase;

●       Derivative liabilities increased $2.9 billion or 6% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts;

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●       Debt issues decreased $6.0 billion or 4% ($1.6 billion or 1% increase excluding foreign currency translation impacts). Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information; and

●       Loan capital decreased $0.8 billion or 6% mainly reflecting the redemption of 2004 Trust Preferred Securities.

Equity increased $4.1 billion or 8% mainly reflecting shares issued under the Share Entitlement Offer, 2015 final dividend DRP and retained profits.

First Half 2016 – First Half 2015

Key movements included:

Assets

●       Cash and balances with central banks increased $4.1 billion or 28% reflecting higher liquid assets held in this form;

●       Trading securities, other financial assets designated at fair value and available-for-sale securities increased $1.7 billion or 2%. Holdings of liquid assets increased $4.7 billion responding to a reduction in the CLF partially offset by $3.0 billion less in securities held for trading purposes;

●       Derivative assets decreased $6.5 billion or 14% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts;

●       Loans grew $35.6 billion or 6%. Refer to Section 2.2.2 Loans for further information on movements; and

●       Life insurance assets increased $1.2 billion or 10%, as an additional managed fund was consolidated.

Liabilities

●       Payables due to other financial institutions increased $5.8 billion or 38% reflecting increased securities sold under agreements to repurchase;

●       Deposits and other borrowings increased $27.5 billion or 6%. Refer to Section 2.2.3 Deposits and other borrowings for further information on movements;

●       Other financial liabilities at fair value through the income statement decreased $5.0 billion or 41% reflecting reduced securities sold under agreements to repurchase;

●       Debt issues decreased $3.1 billion or 2%. Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information;

●       Life insurance liabilities increased $0.9 billion or 8%, as an additional managed fund was consolidated; and

●       Loan capital increased $1.1 billion or 9% mainly reflecting Westpac Capital Notes 3 (Additional Tier 1 capital) issuance of $1.3 billion and foreign currency translation impacts, partially offset by the redemption of 2004 Trust Preferred Securities.

Equity increased $7.7 billion or 15% mainly reflecting shares issued under the Share Entitlement Offer, 2015 interim dividend DRP and partial underwrite, 2015 final dividend DRP and retained profits including gain on partial sale of BTIM less dividends paid.

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Review of Group operations

2.4.2                   Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent in all banks through their role as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework designed with the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the requirements of the Liquidity Coverage Ratio (LCR)1.

Liquid Assets

The Group holds a portfolio of liquid assets. These assets are unencumbered and eligible to be used as collateral for repurchase agreements with the Reserve Bank of Australia or other central banks. As at 31 March 2016, Westpac held in total $138.5 billion in liquid assets (30 September 2015: $135.6 billion). At 31 March 2016 the portfolio comprised:

●       $66.9 billion of cash, deposits at central banks, government and semi-government bonds;

●       $13.8 billion of repo-eligible private securities; and

●       $57.8 billion of self-originated AAA rated mortgage backed securities, which are eligible collateral for repurchase agreement with the RBA or the RBNZ.

LCR

The LCR requires banks to hold sufficient high-quality liquid assets, as defined by APRA, to withstand 30 days under a regulator-defined acute stress scenario.

Given the limited amount of Government debt in Australia, the RBA, jointly with APRA, has made available to Australian Deposit-taking Institutions (ADIs) a Committed Liquidity Facility (CLF). Subject to satisfaction of qualifying conditions, the CLF can be accessed to help meet the LCR requirement. In order to have access to a CLF, ADIs are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved facility. Westpac has received approval from APRA for a CLF of $58.6 billion for the 2016 calendar year (2015 calendar year: $66.0 billion).

Westpac maintains a buffer over the regulatory minimum of 100%. The Group’s LCR as at 31 March 2016 including the CLF of $58.6 billion, was 127% (30 September 2015: 121%) and the average LCR for the quarter ending 31 March 2016 was 126%2 (30 September 2015: 121%).

Net Stable Funding Ratio

The Group will be required to maintain a Net Stable Funding Ratio (NSFR), designed to encourage longer-term funding resilience, of at least 100% when it comes into effect on 1 January 2018. APRA released a discussion paper on the implementation of the NSFR on 31 March 2016 and intends to issue a revised draft of the APRA liquidity standard APS 210 by the end 2016. Westpac is taking steps to comply with the NSFR from 1 January 2018.

Funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes targeting a Stable Funding Ratio (SFR)3 of greater than 75%.

The Group’s SFR at 31 March 2016 was 83.3%, well above its internal target. Our focus on funding asset growth through stable sources was maintained.

The proportion of the Group’s total funding sourced from customer deposits increased 68 basis points to 60.0% (30 September 2015: 59.3%). Equity also increased, up 44 basis points to 7.8% of total funding (30 September 2015: 7.4%). Offsetting these increases were modest declines in the proportion of total funding from securitisation, down 29 basis points to 1.4%, and long term funding with a residual maturity greater than one year, down 132 basis points to 14.1%.

At 31 March 2016, the Group had $122.9 billion of wholesale funding with a residual maturity within one year, representing 16.7% of the Group’s total funding. As a proportion of total funding, short term funding increased by 50 basis points in the First Half 2016, reflecting a higher proportion of long term funding with a residual maturity within one year. This portfolio remains more than covered by the $138.5 billion of repo-eligible liquid assets held by the Group. The weighted average maturity of short term funding was 121 days.

[1]   Refer to Glossary for definition.

[2]   Calculated using the simple average of LCR liquid assets and cash flows for 31 January 2016, 29 February 2016 and 31 March 2016.

[3]   Stable funding ratio is total stable funding divided by total funding. Stable funding includes customer deposits, wholesale term funding with a residual contractual maturity greater than 12 months, securitisation and equity. Total funding includes customer deposits, total wholesale funding (short and long term) and equity.

Westpac Group 2016 Interim Results Announcement | 33

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Review of Group operations

In First Half 2016, the Group raised $20.3 billion of term wholesale funding with a weighted average maturity of 5.1 years (excluding securitisation). Over the period, the Group experienced adequate liquidity in global markets despite periods of heightened volatility, however new term issuance came at higher spreads compared to the prior half.

Westpac continues to target diversity of funding across product, tenor and currency. In First Half 2016 the Group executed benchmark senior bond trades in US$, A$, Euro, Sterling, Japanese Yen and a benchmark covered bond trade in US$. Smaller trades in other currencies were also completed. New term issuance included $842 million in Tier 2 capital. In addition, the Group raised $3.9 billion in core equity through its Share Entitlement Offer and DRP.

Liquidity coverage ratio

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
High Quality Liquid Assets (HQLA)[1]	66,207	60,705	57,136	9	16
Committed Liquidity Facility (CLF)[1]	58,600	66,000	66,000	(11)	(11)
Total LCR liquid assets	124,807	126,705	123,136	(1)	1
Cash outflows in a modelled 30-day APRA defined stressed scenario
Customer deposits	63,205	64,922	66,062	(3)	(4)
Wholesale funding	13,433	15,006	17,218	(10)	(22)
Other flows[2]	21,297	24,679	24,664	(14)	(14)
Total	97,935	104,607	107,944	(6)	(9)
LCR[3]	127%	121%	114%	large	large

Funding by residual maturity

	As at 31 March 2016		As at 30 Sept 2015		As at 31 March 2015
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	441,968	60.0	427,144	59.3	420,251	59.7
Wholesale funding - residual maturity
Securitisation	10,137	1.4	12,034	1.7	12,482	1.8
Greater than 12 months	104,040	14.1	111,195	15.4	103,294	14.7
Equity[4]	57,748	7.8	53,284	7.4	49,284	7.0
Stable Funding Ratio (SFR)	613,893	83.3	603,657	83.8	585,311	83.2
Less than 6 months	72,417	9.8	71,962	10.0	70,935	10.0
6 to 12 months	16,649	2.3	17,473	2.4	16,685	2.4
Long term to short term scroll[5]	33,880	4.6	27,210	3.8	30,613	4.4
Short term wholesale funding	122,946	16.7	116,645	16.2	118,233	16.8
Total funding[6]	736,839	100.0	720,302	100.0	703,544	100.0

Deposits to net loans ratio

	As at 31 March 2016		As at 30 Sept 2015		As at 31 March 2015
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	441,968		427,144		420,251
Net loans	640,687	69.0	623,316	68.5	605,064	69.5

[1]     Refer Glossary for definition.

[2]     Other flows includes credit and liquidity facilities, collateral outflows and inflows from customers.

[3]     Calculated on a spot basis.

[4]     Equity less foreign currency translation, Available-for-Sale Securities and Cash Flow Hedging Reserves.

[5]     Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

[6]      Including Equity as described in footnote 4. Hybrids in the amount of $0.8 billion have been included in wholesale funding.

34 | Westpac Group 2016 Interim Results Announcement

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Review of Group operations

Funding view of the balance sheet

$m	Total liquid assets[1]	Customer deposits	Wholesale funding	Customer franchise	Market inventory	Total
As at 31 March 2016
Total assets	138,505	-	-	597,132	96,123	831,760
Total liabilities	-	(441,968)	(236,313)	-	(95,498)	(773,779)
Total equity	-	-	(810)	(57,748)	577	(57,981)
Total	138,505	(441,968)	(237,123)	539,384	1,202	-
Net loans[2]	58,220	-	-	582,467	-	640,687
As at 30 Sept 2015
Total assets	135,619	-	-	580,451	96,086	812,156
Total liabilities	-	(427,144)	(239,057)	-	(92,040)	(758,241)
Total equity	-	-	(817)	(53,284)	186	(53,915)
Total	135,619	(427,144)	(239,874)	527,167	4,232	-
Net loans[2]	57,249	-	-	566,067	-	623,316
As at 31 March 2015
Total assets	136,662	-	-	559,296	100,003	795,961
Total liabilities	-	(420,251)	(233,096)	-	(92,297)	(745,644)
Total equity	-	-	(912)	(49,284)	(121)	(50,317)
Total	136,662	(420,251)	(234,008)	510,012	7,585	-
Net loans[2]	60,733	-	-	544,331	-	605,064

[1] Refer Glossary for definition. [2] Liquid assets in net loans include internally securitised assets that are eligible for re-purchase agreements with the RBA / RBNZ.

Westpac Group 2016 Interim Results Announcement | 35

Interim financial results 2016
Review of Group operations

2.5                              Capital and Dividends

	As at	As at	As at	Mov’t	Mov’t
	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	38,041	34,069	30,388	12	25
Risk weighted assets (RWA) ($m)	363,248	358,580	346,823	1	5
Common equity Tier 1 capital ratio	10.5%	9.5%	8.8%	97bps	171bps
Additional Tier 1 capital	1.6%	1.9%	1.5%	(24bps)	9bps
Tier 1 capital ratio	12.1%	11.4%	10.3%	73bps	180bps
Tier 2 capital	1.9%	1.9%	1.8%	3bps	8bps
Total regulatory capital ratio	14.0%	13.3%	12.1%	76bps	188bps
APRA leverage ratio	5.0%	4.8%	n/a	25bps	n/a

Westpac’s preferred capital range

Westpac’s preferred range for its common equity Tier 1 (CET1) capital ratio is 8.75% - 9.25%. The CET1 preferred range takes into consideration:

●       Current regulatory minimums;

●       The capital conservation buffer (CCB) (including Westpac’s domestic systemically important banks (D-SIB) surcharge), which came into effect on 1 January 2016;

●       Stress testing to calibrate an appropriate buffer against a downturn; and

●       Quarterly volatility of capital ratios under Basel III, due to the half yearly cycle of ordinary dividend payments.

The CCB applicable to Westpac as at 31 March 2016 totals 3.5% and includes a base requirement of 2.5% and Westpac’s D-SIB surcharge of 1%. Should the CET1 capital ratio fall within the CCB (currently between 4.5% and 8.0%) restrictions on distributions apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and Additional Tier 1 capital distributions.

The preferred capital range is not currently impacted by the countercyclical buffer requirement, which also came into effect on 1 January 2016, as it is currently set to zero for Australia and New Zealand1.

The CET1 capital ratio of 10.5% is above Westpac’s preferred range as the Group has raised capital ahead of increased capital requirements for Australian residential mortgages2 effective 1 July 2016. If these capital requirements had been in force as at 31 March 2016, the CET1 capital ratio would be approximately 110 basis points lower.

Common equity Tier 1 capital ratio movement for First Half 2016

[1]  The countercyclical buffer has been activated in other jurisdictions where Westpac has exposure. Westpac’s countercyclical buffer requirement resulting from these exposures is less than 1 basis point at 31 March 2016. Refer to Appendix I in the March 2016 Pillar 3 Report.

[2]  Refer APRA media release entitled “APRA increases capital adequacy requirements for residential mortgage exposures under the internal ratings-based approach”, 20 July 2015.

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Review of Group operations

Westpac’s CET1 capital ratio was 10.47% at 31 March 2016, 97 basis points higher than recorded at 30 September 2015.

Organic capital generation of 3 basis points included:

●       First Half 2016 cash earnings of $3.9 billion (107 basis points increase);

●       The 2015 final dividend payment net of DRP share issuance (71 basis points decrease);

●       Increases in RWA (excluding modelling changes and foreign currency translation) (22 basis points decrease); and

●       Other movements included higher capitalised expenses (5 basis points decrease) and cash earnings adjustments mostly related to volatility of hedge transactions (6 basis points decrease).

Other items increased the CET1 capital ratio by 94 basis points:

●       The Group’s entitlement offer completed in November 2015, which raised $3.5 billion of CET1 capital (96 basis points increase);

●       RWA modelling changes (discussed further below) reduced RWA by $1.7 billion (4 basis points increase);

●       Foreign currency translation impacts had a modest impact on the ratio. Exchange rate movements reduced credit RWA by $1.7 billion (4 basis points increase), while movements in the foreign currency translation of offshore capital decreased CET1 capital by $0.2 billion (6 basis points decrease); and

●       An increase in the accounting obligation for the defined benefit pension plan primarily reflecting the impact of lower discount rates used to value defined benefit liabilities (4 basis points decrease).

Additional Tier 1 and Tier 2 capital

During the half, Westpac:

●       Redeemed Trust Preferred Securities 2004 (TPS 2004), which reduced Additional Tier 1 capital by $0.8 billion or 21 basis points;

●       Issued Tier 2 instruments totalling $0.8 billion, which increased Tier 2 capital 23 basis points; and

●       The Basel III transitional adjustment for non-compliant Tier 2 instruments increased $0.3 billion (10 basis points decrease).

The net impact of these changes decreased total regulatory capital 8 basis points.

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Interim financial results 2016
Review of Group operations

Risk Weighted Assets (RWA)

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Corporate[1]	83,706	80,998	77,516	3	8
Business lending[2]	31,082	32,283	32,352	(4)	(4)
Sovereign[3]	1,434	1,775	1,310	(19)	9
Bank[4]	7,884	8,401	7,842	(6)	1
Residential mortgages	77,804	73,295	73,337	6	6
Australian credit cards	6,617	6,218	6,432	6	3
Other retail	13,893	12,926	12,095	7	15
Small business[5]	11,150	7,794	7,614	43	46
Specialised lending: Property and project finance[6]	56,443	55,752	53,741	1	5
Securitisation[7]	4,424	4,109	4,431	8	-
Standardised	8,923	16,148	15,516	(45)	(42)
Mark-to-market related credit risk	9,688	10,643	10,840	(9)	(11)
Credit risk	313,048	310,342	303,026	1	3
Market risk	9,024	10,074	7,900	(10)	14
Operational risk[8]	32,329	31,010	30,136	4	7
Interest rate risk in the banking book (IRRBB)	4,678	2,951	1,596	59	193
Other	4,169	4,203	4,165	(1)	-
Total	363,248	358,580	346,823	1	5

Movements in RWA for First Half 2016 were as follows:

●     Credit risk RWA increased $2.7 billion or 0.9% due to:

-               Growth in the portfolio added $5.6 billion to credit RWA over the half;

-               Modelling changes reduced credit RWA by $1.7 billion. These included:

o           Moving from standardised to advanced modelling for the Lloyds asset finance portfolio ($2.1 billion net decrease9);

o           Reclassification of exposures to the small business category ($1.3 billion net decrease);

o           Updates to probability of default parameters for unsecured exposures ($0.8 billion decrease); and

o           Partially offset by updates to Loss Given Default (LGD) parameters for corporate exposures ($2.5 billion increase).

-               Changes in credit quality increased RWA by $1.5 billion;

-               Currency movements decreased RWA by $1.7 billion mainly due to the A$ appreciating against US$; and

-               Reduction in mark-to-market related credit risk of $1.0 billion, related to derivative counterparty exposure.

●     Non-credit RWA increased $2.0 billion or 4.1% primarily due to:

-              Interest rate risk in the banking book (IRRBB) RWA increased $1.7 billion reflecting hedging on a higher level of capital and a lower embedded gain as market interest rates increased;

[1]   Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.

[2]   Business Lending – Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.

[3]   Sovereign – includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.

[4]   Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

[5]   Small Business – includes exposures less than or equal to $1 million.

[6]   Specialised lending – property and project finance – includes exposures to entities created to finance and / or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

[7]   Securitisation – exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

[8]   Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

[9]   Standardised RWA reduced $7 billion. Corporate RWA increased $0.6 billion, business lending $0.3 billion, other retail $1.9 billion and small business $2.2 billion.

38 | Westpac Group 2016 Interim Results Announcement

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Review of Group operations

-               Market risk RWA decreased $1.0 billion from a reduction in the level of interest rate and credit spread risk exposure in the trading book; and

-               Operational risk RWA increased $1.3 billion.

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to leverage exposure. At 31 March 2016, Westpac’s APRA leverage ratio1 was 5.0%, up 25 basis points since 30 September 2015. The increase is primarily due to capital raised through the Group’s Share Entitlement Offer completed in November 2015, partly offset by the redemption of an additional Tier 1 capital instrument.

APRA has yet to prescribe any minimum leverage ratio requirements.

Internationally Comparable Capital Ratios

The APRA Basel III capital adequacy requirements are more conservative than those of the Basel Committee on Banking Supervision (BCBS), leading to lower reported capital ratios when compared to international peers. APRA conducted a study in July 2015 outlining its methodology for measuring international comparability. For details on the adjustments refer to Westpac’s 2016 interim financial results presentation and investor discussion pack.

Based on this study, Westpac’s internationally comparable CET1 ratio is 14.7% and internationally comparable total capital ratio is 17.2% at 31 March 2016.

Dividends

Ordinary dividend (cents per share)	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Interim (fully franked)	94	-	93	-	1
Final (fully franked)	-	94	-	-	-
Total ordinary dividend	94	94	93	-	1

Payout ratio (reported)	84.5%	67.8%	80.2%	large	large
Payout ratio (cash earnings)	80.3%	74.0%	76.8%	large	352bps
Adjusted franking credit balance ($m)	844	793	471	6	79
Imputation credit (cents per share - NZ)	7.0	6.0	6.0	17	17

The Board has determined an interim fully franked dividend of 94 cents per share, to be paid on 4 July 2016, to shareholders on the register at the record date of 13 May 20162. The interim dividend represents a payout ratio on a cash basis of 80.3%. In addition to being fully franked, the dividend will also carry NZ$0.07 in New Zealand imputation credits that may be used by New Zealand residents.

The Board has determined to satisfy the DRP for the 2016 interim dividend by issuing Westpac ordinary shares. The Market Price used to determine the number of shares issued to DRP participants will be set over the 10 trading days commencing 18 May 2016. The Market Price at which ordinary shares will be issued under the DRP will not include any discount.

[1]   The APRA leverage ratio is based on the same definition of Tier 1 capital as used by APRA capital requirements and is not comparable to the Basel Committee for Banking Supervision leverage ratio calculation.

[2]   Record date in New York is 12 May 2016.

Westpac Group 2016 Interim Results Announcement | 39

Interim financial results 2016
Review of Group operations

Capital adequacy

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Tier 1 capital
Common equity Tier 1 capital
Paid up ordinary capital	33,155	29,280	27,237
Treasury shares	(369)	(308)	(304)
Equity based remuneration	1,133	1,055	1,020
Foreign currency translation reserve	(438)	(217)	(203)
Accumulated other comprehensive income	(48)	(18)	137
Non-controlling interests - other	55	62	63
Retained earnings	23,756	23,172	21,275
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,156)	(1,189)	(1,286)
Deferred fees	98	135	107
Total common equity Tier 1 capital	56,186	51,972	48,046
Deductions from common equity Tier 1 capital
Goodwill (excluding funds management entities)	(8,745)	(8,871)	(9,019)
Deferred tax assets	(1,499)	(1,363)	(1,330)
Goodwill in life and general insurance, funds management and securitisation entities	(1,069)	(1,049)	(1,255)
Capitalised expenditure	(1,749)	(1,576)	(1,404)
Capitalised software	(1,430)	(1,461)	(1,932)
Investments in subsidiaries not consolidated for regulatory purposes	(1,425)	(1,411)	(1,348)
Regulatory expected loss in excess of eligible provisions[1]	(730)	(696)	(734)
General reserve for credit losses adjustment[1]	(208)	(112)	(107)
Securitisation	(3)	(5)	(7)
Equity investments	(1,045)	(1,076)	(388)
Regulatory adjustments to fair value positions	(238)	(281)	(127)
Other Tier 1 deductions	(4)	(2)	(7)
Total deductions from common equity Tier 1 capital	(18,145)	(17,903)	(17,658)
Total common equity Tier 1 capital after deductions	38,041	34,069	30,388

Additional Tier 1 capital
Basel III complying instruments	4,019	4,019	2,694
Basel III non complying instruments	1,945	2,710	2,660
Total Additional Tier 1 capital	5,964	6,729	5,354
Net Tier 1 regulatory capital	44,005	40,798	35,742

Tier 2 capital
Basel III complying instruments	3,672	2,882	2,538
Basel III non complying instruments	3,878	4,098	4,045
Eligible general reserve for credit loss	48	80	59
Basel III transitional adjustment	(467)	(118)	(67)
Total Tier 2 capital	7,131	6,942	6,575
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(66)	(66)	(62)
Total deductions from Tier 2 capital	(206)	(206)	(202)
Net Tier 2 regulatory capital	6,925	6,736	6,373
Total regulatory capital	50,930	47,534	42,115
Risk weighted assets	363,248	358,580	346,823
Common equity Tier 1 capital ratio	10.5%	9.5%	8.8%
Additional Tier 1 capital	1.6%	1.9%	1.5%
Tier 1 capital ratio	12.1%	11.4%	10.3%
Tier 2 capital	1.9%	1.9%	1.8%
Total regulatory capital ratio	14.0%	13.3%	12.1%

[1]   During First Half 2016, the general reserve for credit loss (GRCL) adjustment increased following changes to factors used in its calculation. However these changes did not affect the calculation of regulatory expected loss and so had no net impact on the overall level of common equity Tier 1 capital.

40 | Westpac Group 2016 Interim Results Announcement

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Review of Group operations

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 4 Note 10)	3,669	3,332	3,505
plus general reserve for credit losses adjustment[1]	208	112	107
plus provisions associated with partial write-offs	288	361	406
less ineligible provisions[2]	(72)	(135)	(131)
Total eligible provisions	4,093	3,670	3,887
Regulatory expected downturn loss	4,823	4,351	4,588
Shortfall in eligible provisions compared to regulatory expected downturn loss	730	681	701
Common equity Tier 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions[3]	(730)	(696)	(734)

[1]   During First Half 2016 the general reserve for credit losses adjustment increased following changes to factors used in its calculation. These changes did not affect the calculation of regulatory expected loss and so had no net impact on the overall level of common equity Tier 1 capital.

[2]   Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

[3]   Regulatory expected loss is calculated for portfolios subject to the Basel advanced capital IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures. At 31 March 2016, there was no excess of eligible provisions compared to regulatory expected loss for defaulted exposures (30 September 2015: $15 million).

Westpac Group 2016 Interim Results Announcement | 41

Interim financial results 2016
Review of Group operations

2.6                              Sustainability performance

Approach to operating sustainably

Westpac Group’s approach to operating sustainably is designed to anticipate, respond to and shape the most pressing emerging matters that have the potential to materially impact customers, employees, suppliers, shareholders and communities, where the Group has the skills and experience to make a meaningful, positive impact. This view is embedded within core business activities and aligns with the priorities set in both the Group’s corporate and sustainability strategies.

Westpac Group identifies the most material sustainability matters through regular assessments of industry trends, internal reports, information from stakeholder engagement and independent research. The table below outlines those matters identified for the half year ended 31 March 2016 that are most material for the Group and its stakeholders.

Westpac Group’s sustainability strategy and reporting framework align with the Global Reporting Initiative’s G4 guidance and AA1000 AccountAbility Principles Standard (2008) and prioritisation of the most material sustainability topics continues to be subject to annual independent external assurance.

Material sustainability matter		How we have responded during the half year ended 31 March 2016
Customer experience	Customers’ needs are becoming more complex, and at the same time they want banking to be simpler and more efficient.

●      Launched ‘Our Service Promise’, an enhanced customer service and culture program to help employees deliver Westpac Group’s Service Revolution;

●      Invested in innovative product design, for example a new ‘One Click’ opening of saving accounts for existing customers via digital channels; and

●      Launched ‘Wonder’, a tool for home owners to enhance their knowledge and potential options for their property.

Digital transformation

While digitisation offers opportunities to improve efficiency and deliver services in new ways, Westpac is alert to the emergence of fintech providers and new business models that have the potential to disrupt traditional banking.

●      Continued to digitally transform the business providing more services online, expanding the 24/7 smart ATM fleet and simplifying digital processes;

●      Continued to explore partnerships with fintech innovators;

●      Extended the functionality of Westpac Live, including making proof of balance and statement of recent transactions available via online or mobile banking; and

●      Launched a new facility across St.George, Bank of Melbourne and BankSA, that allows customers to contact the call centre directly from their mobile banking app, reducing average call times by around one minute.

Cybersecurity	Potential exposure to cyber attacks remains high due to the evolving nature of technology and Westpac’s prominence within the industry.

●      Further strengthened cybersecurity systems including information security;

●      Invested in additional dedicated resources to counter new and emerging threats; and

●      Enhanced the resilience and security of systems to protect the confidentiality, integrity and availability of customer information and sensitive commercial data.

Conduct and culture	Conduct and culture is vital for maintaining the trust of customers, shareholders and regulators.

●      Operated within robust risk management and compliance control frameworks, including Westpac Group’s Code of Conduct;

●      Ensured customer focused vision is supported by a set of company-wide values: Integrity, Delighting Customers, Courage, One Team and Achievement. These are further supported by ‘Our Service Promise’; and

●      Remained focused on enhancing processes and governance, including refinements to the design and monitoring of products and services to consistently ‘do the right thing’ by customers.

Changing regulatory landscape	Supervision and regulation in jurisdictions Westpac operates continues to evolve, creating uncertainty in the operating environment.

●      Invested over $117 million during the half to enhance existing and implement new processes to comply with recent regulatory changes; and

●      Actively contributed to the Government’s consultations in relation to the Financial System Inquiry recommendations.

Financial and economic performance	Maintaining a healthy financial performance and a sound balance sheet is vital to the Group’s long term sustainability.

●      Delivered another sound performance with a cash return on equity of 14.15% supported by good business growth and well managed margins;

●      Strengthened the balance sheet with an additional $3.5 billion in ordinary equity raised, increasing capital ratios to the upper end of peers globally. Other elements of balance sheet remain similarly sound; and

●      Maintained relatively stable asset quality but increased provisions for some companies, sectors and regions showing signs of stress.

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Material sustainability matter		How we have responded during the half year ended 31 March 2016
Social impact	As one of the oldest and largest banks in the region, Westpac Group plays an important role in creating positive social impact – both through core business activities and community investment.

●      Reported for the first time against Westpac Group’s Social Impact Framework in the 2015 Sustainability Performance Report;

●      Launched Westpac Foundation’s new Social Scale-up Grants program which aims to improve the sustainability of social enterprises focused on creating employment opportunities for people experiencing disadvantage;

●      15 social enterprises backed by Westpac Foundation created a further 588 jobs and 2,174 employment pathways during the half year to December 2015;

●      Awarded the first 100 scholarships through the $100 million Westpac Bicentennial Foundation; and

●      Matched employees charitable donations dollar for dollar through the Matching Gifts program, bringing charitable distributions to $5.4 million for the 2015/16 Matching Gifts program.

Climate change	As a major financial institution, Westpac Group has an important role to play in supporting the transition to a sustainable economy model aligned to a Two Degree Economy.

●      Continued to support the sustainable transition to a Two Degree economy, through lending and investments, direct operations and through engagement with all stakeholders; and

●      Commenced a scenario analysis to assess the risks and opportunities of operating in a Two Degree economy, with results expected to be reported publicly in the second half of 2016.

Talent attraction and retention	Attracting, retaining and developing the right people requires innovative recruitment strategies and working conditions to match changing employee expectations.

●      Introduced a market leading Enterprise Agreement which creates substantial benefits for employees;

●      Launched the 2016 Equilibrium program to transition senior women into the financial services industry. Many of the 2015 participants secured permanent roles and promotions in the organisation;

●      Named as one of only two organisations named as a best-practice case study in the Bain report: ‘The Power of Flexibility’; and

●      Retained the Employer of Choice for Gender Equality citation awarded by the Workplace Gender Equality Agency.

Inclusion and diversity

As the population ages and becomes more culturally diverse, Westpac Group needs to think creatively about how to find, develop and retain the right employees and tailor services that consider diverse customer needs.

●      Named Inclusive Workplace of 2015 in the Australian Human Resources Institute Awards;

●      Hosted 60 events for International Women’s Day across Australia and internationally on the UN-endorsed theme: “Pledge for Parity”;

●      Established the Anti-Family Violence Working Group and drafted a strategy to support customers, employees and community members who are victims of family violence; and

●      Piloted a high school to university student transition program as part of our 10-year partnership with CareerTrackers Indigenous Internship program to recruit at least 40 Aboriginal or Torres Strait Islander university student interns every year for the next decade.

Additional highlights and awards

●                  Assessed as the most sustainable bank globally in the 2015 Dow Jones Sustainability Indices (DJSI) and assigned a Gold Class ranking in the RobecoSam Sustainability Yearbook for 2015, released in January 2016. Westpac Group achieved its highest ever score of 94;

●                  Ranked as one of the 2016 Global 100 Most Sustainable Corporations in the World by Corporate Knights, announced at the World Economic Forum in January 2016. Westpac has featured in the Global 100 for 10 of the last 11 years;

●                 Included in the CDP1 2015 ASX200 Climate Disclosure Leadership Index, achieving a score of 100 out of 100. The Group achieved an A- performance band and was a finalist in the 2015 best climate disclosure award category; and

●               Released BTFG’s Responsible Investment Position Statement articulating an approach to responsible investing and to provide a framework for understanding and managing environmental, social and corporate governance impacts, risks and opportunities across the portfolios within BTFG.

[1] Formerly the Carbon Disclosure Project.

Westpac Group 2016 Interim Results Announcement | 43

Interim financial results 2016
Review of Group operations

Sustainability objectives

Westpac Group has set measureable objectives against the following three priority areas as part of its 2013-2017 Sustainability Strategy:

●                  Embracing societal change: helping improve the way people work and live, as our society changes;

●                  Environmental solutions: helping find solutions to environmental challenges; and

●                  Better financial futures: helping customers to have a better relationship with money, for a better life.

Performance against sustainability objectives1

Priority	Objectives	First Half 2016 progress
Help improve the way people work and live, as our society changes	Ensure our workforce is representative of the community

●      Women in leadership at 46%, up from 44% one year ago;

●      Recruited an additional 70 people who identify as Aboriginal and/or Torres Strait Islander, bringing to 220 those recruited against our goal of 500 by 2017; and

●      Participation of mature aged workers (50+) is 21.2%, up from 20.9% one year ago.

	Extend length and quality of working lives	● Mean employee retirement age was 61.5 years, steady compared to one year ago; and ● Launched Carers@Work program to support employees to balance their working and caring responsibilities.
Anticipate the future product and service needs of ageing and culturally diverse customers

●      Launched BTFG’s ‘Ask an Adviser’ online educational engagement tool to directly engage with customers, in a way that is more responsive to their needs; and

●      Launched Ruby Connection’s financial education social media campaign to engage women over 35 in relation to their evolving product and service needs.

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges

●      Continued to develop new products and services to support customers adapt to environmental challenges and expect to bring these to market in the second half of the year, adding to the four products already launched.

	Increase lending and investment in CleanTech and environmental services	● Increased committed exposure to the Cleantech and environmental services sector, taking total committed exposure to more than $6.3 billion, 5% ahead of the 2017 target.
Reduce our environmental footprint

●      Maintained carbon neutral status;

●      Received the highest Green Star rating (6 Star) for the Sydney Kent Street office and St.George retail branch at Barangaroo, recognising leading eco-efficient practices;

●      Achieved power usage effectiveness target of 1.6 across Australian data centres;

●      Continued electricity usage reduction in commercial and retail sites, on track to meet our target in 2017; energy efficiency of our portfolio reached 177 kWh/m2 for 1H16, in part due to seasonality and transition period during commercial property moves;

●      Recycling rates in Sydney head offices improved to 72%, ahead of 2016 target; and

●      Achieved a 15% reduction in office paper, two years ahead of 2017 target.

Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement	● We continue to maintain the number of customer facing employees who hold wealth accreditation.
Help our customers meet their financial goals in retirement

●      Rolled out a refreshed sales model for BT Super for Life, to help customers in a way that meets recent regulatory changes; and

●      Launched the Wealth Review tool as an engagement and retention initiative to assist customers in better understanding their current and future financial position.

	Increase access to financial services in the Pacific	● On track to meet the Group’s 2016 targets with over 250,000 basic banking customers. In-store transactional volumes were over 100,000 and over 70,000 mobile banking activations[2].
	Help people gain access to social and affordable housing and services	● Over $1.05 billion lent to the social and affordable housing sector, up from $1.02 billion as at 30 September 2015.

[1]  All results as at 31 March 2016 except environmental footprint which is as at 31 December 2015. Refer to www.westpac.com.au / sustainability for glossary of terms and metric definitions.

[2]  Reflects the impact from sale of banking operations across Cook Islands, Samoa and Tonga in July 2015, and Solomon Islands in October 2015.

44 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

3.0                              Divisional results1

3.1                              Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer bankers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. Through its network of branches, CB also assists with the provision of banking services to small business and commercial customers. In addition, CB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Net interest income	3,554	3,312	3,084	7	15
Non-interest income	416	464	476	(10)	(13)
Net operating income	3,970	3,776	3,560	5	12
Operating expenses	(1,637)	(1,578)	(1,535)	4	7
Core earnings	2,333	2,198	2,025	6	15
Impairment charges	(269)	(227)	(251)	19	7
Operating profit before tax	2,064	1,971	1,774	5	16
Tax and non-controlling interests	(620)	(591)	(534)	5	16
Cash earnings	1,444	1,380	1,240	5	16

Economic profit	1,270	1,329	1,169	(4)	9
Expense to income ratio	41.2%	41.8%	43.1%	(56bps)	(189bps)
Net interest margin	2.37%	2.28%	2.18%	9bps	19bps

$bn	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Deposits
Term deposits	47.7	42.6	45.3	12	5
Other	126.3	125.6	115.2	1	10
Total deposits	174.0	168.2	160.5	3	8
Net loans
Mortgages	320.4	307.8	297.9	4	8
Other	14.2	13.8	13.7	3	4
Provisions	(0.9)	(0.9)	(0.9)	-	-
Total net loans	333.7	320.7	310.7	4	7
Deposit to loan ratio	52.1%	52.4%	51.7%	(31bps)	48bps
Total assets	340.4	328.6	319.0	4	7
Total committed exposure	395.5	377.9	365.2	5	8
Average interest-earning assets[2]	300.2	290.0	284.0	3	6

	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Credit quality
Impairment charges to average loans annualised	0.16%	0.14%	0.16%
Mortgage delinquencies > 90 days	0.58%	0.46%	0.49%
Other consumer loans delinquencies > 90 days	1.48%	1.19%	1.45%
Total stressed assets to total committed exposure	0.51%	0.41%	0.44%

[1] Refer to Glossary for definition. [2] Averages are based on a six month period.

Westpac Group 2016 Interim Results Announcement | 45

Interim financial results 2016
Divisional results

Financial performance

First Half 2016 - Second Half 2015

•     Further growth in the franchise value with customer numbers up 1%, above system growth in target segments and lower complaints;

•     Core earnings up 6% driven by 4% growth in lending, 3% growth in customer deposits and disciplined management of margins; and

•     Cash earnings growth of 5%, with the growth in core earnings partially offset by a $42 million increase in impairment charges from higher consumer delinquencies and an increase in the portfolio size.

Consumer Bank (CB) is a large earnings contributor to the Group accounting for 37% of the Group’s cash earnings. In First Half 2016, CB’s core earnings grew 6% and cash earnings increased 5%. CB’s strategy is focused on attracting new customers, deepening relationships and continuing to simplify the business for both customers and our people. This focus has seen an increase in customers, above system growth in the balance sheet, improved net interest margins and improved efficiency with a reduction in the expense to income ratio.

Highlights for the First Half 2016 included:

•     Attracting more customers by adopting a segment-based focus:

-   Customer numbers increased 1% with a rise in customers joining via online channels;

-   Achieved above system growth in mortgages which increased 4% or 1.1x system1 and deposits up 3% or 1.2x system2; and

-   Rolled out an enhanced process for new customers seeking to open an account. Called “walk out working”, the system enables online verification eliminating the need to go to a branch and enabling accounts to be opened when it suits customers, and making it easier for customers to switch banks by automating the transfer of banking arrangements including importing details of payees, billers and direct debits.

•     Deepening relationships:

-   Launched ‘Wonder’ which enhances customers’ knowledge of their property options and their equity in their home. Wonder also makes top-ups for existing customers easier and faster.

•     Simplification. Rolled out a range of enhancements to make it easier for customers and our employees, including:

-   Automated ‘proof of balance’ requests. Previously over 2 million customers per year came into a branch to obtain proof of their account balance, usually for Government requirements, or for property rental checks. Since launch in mid-March 2016, more than 70,000 customers have accessed this new functionality;

-   Rolled out a new feature in St.George mobile banking called Connect, which enables customers to connect directly with the call centre without the need to re-verify themselves – significantly reducing call times;

-   Reduced customer complaints by 19%; and

-   Continued to optimise the network with amalgamation of 105 locations and the refurbishment of 40 branches.

Net interest income increased 7% with average interest-earning assets rising 3% and net interest margins up 9 basis points:

•     Net interest margins increased 9 basis points over the period to 2.37%:

-   Improved spreads on mortgages from repricing of investor property loans and to reflect increased regulatory capital requirements. These increases were partly offset by competition for new lending across all lending categories;

-   Full period impact of improved deposit spreads. Most of the improvement was due to changes in term deposit rates towards the end of 2015; and

-   Increases were partly offset by higher wholesale funding costs.

[1] Source: APRA Banking System March 2016. [2] Source: APRA Banking System Household Deposits March 2016.

46 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

•     Lending up 4% or $13.0 billion:

-   In mortgages, the division effectively used its portfolio of brands with a series of targeted campaigns and offers delivering 4% mortgage growth at 1.1x system1 for the half. This growth was achieved despite further tightening of lending criteria and managing to slow investor lending growth below 10%; and

-   Higher credit card balances, consistent with seasonal trends, was the main contributor to the 3% rise in other consumer lending.

•     Deposits grew $5.8 billion or 3%, with most of the increase in term deposits (up 12%). Within other deposits much of the growth was in mortgage offset accounts. Household deposits grew at 1.2x system2.

Non-interest income was $48 million lower compared to Second Half 2015 with most of the decline due to lower cards revenue including from the convergence of interchange fees following the industry-wide three year review of interchange rates. This change had a particular impact on premium cards. Contributing to the fall, Second Half 2015 cards income benefited from a change in card reward point redemption costs.

The division’s productivity focus has seen operating expenses increases largely offset by productivity savings with much of the increase in expenses associated with additional investment. This resulted in operating expenses rising 4%. Contributors to operating expenses growth included:

•     Higher investment related costs associated with new capabilities including enhancements to online and mobile banking platforms, self-service capabilities and branch optimisation including the cost of exiting certain locations;

•     Productivity savings of $53 million achieved in the branch network through a range of new digital and self-service capabilities and further optimisation of the network. These changes contributed to a 3% decline in FTE and a 9% reduction in branches.

Asset quality remains sound, although stressed assets to TCE was up 10 basis points to 0.51%. This increase was partly due to normal seasonal trends which sees delinquencies higher in First Half 2016, combined with higher personal lending delinquencies (mostly in WA and Queensland). Changes in the measurement of customers in hardship arrangements also contributed to the rise. Impairment charges rose $42 million (or 19%) from the increase in delinquencies and the 4% rise in the loan portfolio.

Economic profit was lower over the half with capital allocated to the division increasing 31%. The higher capital pre-empts changes to mortgage risk weights that will apply from 1 July 2016. The costs of the increased capital has been spread across stakeholders with increased pricing on mortgages, lower spreads on deposits, little change in employee expenses and lower returns for shareholders.

First Half 2016 – First Half 2015

•     Continued enhancement to the network and improvements in service has contributed to cash earnings of $1,444 million, up 16% and core earnings of $2,333 million, up 15%; and

•     The result was supported by above system balance sheet growth, a rise in margins and improved productivity.

Consumer Bank increased cash earnings $204 million or 16%, with core earnings rising $308 million or 15%.

Net interest income increased 15% from a 6% rise in average interest-earning assets and a 19 basis point improvement in net interest margin:

•     The 19 basis point rise in net interest margins was due to improved asset spreads, mostly from the repricing of mortgage rates for higher regulatory capital requirements, and changes to rates on investor property lending. Deposit spreads also improved from both repricing and mix impacts. Partly offsetting these benefits were higher wholesale funding costs;

•     Mortgages increased 8%, growing at around 1.0x system1 while other lending (mostly credit cards) grew at 4%; and

•     Deposits increased $13.5 billion, with growth skewed to high quality, more stable sources.

Non-interest income was $60 million lower or down 13% mostly from lower cards revenue including from reduced interchange fees and higher card rewards costs (a negative revenue).

Operating expenses increased 7% mostly from higher investment related expenses. Investment spending has been directed to transforming the customer experience and driving improved efficiency. The impact of increased operating expenses was partly offset by productivity benefits of $110 million.

Impairment charges increased $18 million, or 7%, due to the increase in delinquencies and portfolio growth of 7%.

[1] Source: APRA Banking Statistics, March 2016. [2] Source: APRA Household Deposits, March 2016.

Westpac Group 2016 Interim Results Announcement | 47

Interim financial results 2016
Divisional results

3.2        Business Bank

Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their lending, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury services. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originators. CB provides sales and service of select financial products to certain SME customers. The associated costs and revenue remains in BB.

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Net interest income	1,963	1,906	1,861	3	5
Non-interest income	549	537	531	2	3
Net operating income	2,512	2,443	2,392	3	5
Operating expenses	(896)	(880)	(851)	2	5
Core earnings	1,616	1,563	1,541	3	5
Impairment charges	(204)	(187)	(86)	9	137
Operating profit before tax	1,412	1,376	1,455	3	(3)
Tax and non-controlling interests	(424)	(414)	(438)	2	(3)
Cash earnings	988	962	1,017	3	(3)

Economic profit	609	631	715	(3)	(15)
Expense to income ratio	35.7%	36.0%	35.6%	(35bps)	9bps
Net interest margin	2.75%	2.74%	2.77%	1bps	(2bps)

$bn	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Deposits
Term deposits	45.5	40.9	44.3	11	3
Other	60.7	60.9	57.7	-	5
Total deposits	106.2	101.8	102.0	4	4
Net loans
Mortgages	56.6	54.9	52.1	3	9
Business	84.4	83.3	80.7	1	5
Other	9.4	9.3	8.9	1	6
Provisions	(1.2)	(1.1)	(1.1)	9	9
Total net loans	149.2	146.4	140.6	2	6
Deposit to loan ratio	71.2%	69.5%	72.5%	164bps	(137bps)
Total assets	153.0	149.3	143.4	2	7
Total committed exposure	196.3	192.4	186.3	2	5
Average interest-earning assets[1]	142.9	138.8	134.6	3	6

	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Credit quality
Impairment charges to average loans annualised	0.27%	0.26%	0.12%
Mortgage delinquencies > 90 days	0.54%	0.45%	0.47%
Business impaired assets to total committed exposure	0.62%	0.66%	0.77%
Total stressed assets to total committed exposure	2.13%	2.20%	2.64%

[1] Averages are based on a six month period.

48 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

Financial performance

First Half 2016 - Second Half 2015

●     Cash and core earnings both up 3% supported by loan growth of 2%, deposit growth of 4%, and higher fee income; and

●     On most measures, asset quality has remained sound although impairment charges were higher, up $17 million with most of the rise associated with collective provisions in auto finance.

Business Bank generated cash earnings of $988 million in First Half 2016, up $26 million, or 3% with core earnings also rising 3%. The core earnings performance was supported by disciplined balance sheet growth and a 1 basis point improvement in net interest margins.

The division is seeking to transform its business, building the value of each of its key segments though four streams of work. Initiatives under each stream include:

●     Building banker capability:

-   Investing further in training for all bankers including the Group’s ‘Best Banker’ professional accreditation program; and

-   Expanding the team of industry specialists to better support commercial customers.

●     Enhancing distribution:

-   Completed the roll-out of Westpac Live. Success of the new platform is reflected in a 31%1 rise in digital sales, a 58% reduction in complaints and online NPS2 rising from -7 to +42;

-   Rolled out 100,000 new state-of-the-art merchant terminals. Improvements in merchant capability has contributed to a 16%3 reduction in merchant complaints and a 3% rise in the number of merchant customers4; and

-   Connect, our video capability for connecting small and medium business customers directly to specialists, continues to support business growth with a 38% increase in lending through this channel.

●     Best in class origination and servicing:

-   Continued to extend LOLA, our simplified loan origination platform. The system has conditionally approved $34 billion of lending for small businesses with $600 million settled to date. LOLA has enhanced the customer experience and improved productivity with approval times reduced from around 15 days to < 1 day5;

-   Launched Business Link Trade Platform, enabling customers to use their credit card to facilitate payments and manage international suppliers; and

-   Developed new online functionality that enables business customers to more rapidly open accounts and begin operating immediately.

●     Specialist capabilities:

-   Continued to build on the division’s specialist business portfolio including trade, cash flow lending, auto finance and equipment finance.

Net interest income increased $57 million or 3%, with average interest-earning assets rising 3% and net interest margins rising by 1 basis point:

●     The 1 basis point increase in net interest margins was due to:

-   Increased mortgage spreads which included repricing for higher regulatory capital requirements and from increased deposit spreads. Repricing of business lending occurred late in the half so its impact was modest; and

-   Partially offsetting this increase has been higher funding costs and intense competition in business lending leading to lower spreads on both new business and facilities being renewed.

●     Lending increased $2.8 billion or 2%, with disciplined asset growth focused on higher returning segments:

-   Mortgages increased $1.7 billion or 3% with growth across micro, SME and commercial businesses; and

[1]  Digital sales First Half 2016 to First Half 2015.

[2]  Source: Internal survey conducted on Westpac Live. NPS is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

[3]  Complaints are for periods March 2015 to August 2015 and September 2015 to February 2016.

[4]  Merchant customer increase in First Half 2016 to First Half 2015.

[5]  Metrics are since LOLA launch in December 2014.

Westpac Group 2016 Interim Results Announcement | 49

Interim financial results 2016
Divisional results

-   Business loans increased $1.1 billion, or 1%, with growth diversified across a range of industries with particular strength in services industries.

●     Deposits grew $4.4 billion or 4%, fully supporting lending growth in the half and contributing to a 164 basis point rise in the deposit to loan ratio to 71.2%. Growth was solid in term deposits (up 11%) and transaction accounts (up 3%) as the business focused on higher value LCR deposits.

Non-interest income was up $12 million or 2%, from an increase in facility fees and merchant revenue, including from the successful roll-out of enhanced merchant terminals.

Operating expenses increased $16 million or 2%. Higher salary and technology costs were partly offset by efficiency gains from moving to the new Business Bank structure and from a realignment of customer segmentation to better match bankers with customer sophistication and opportunity.

Asset quality has remained sound with stressed assets 2.13% of total committed exposures, declining 7 basis points over the half. Business impaired assets were lower although there has been a rise in delinquencies in mortgages and in auto finance.

While on most measures asset quality has been sound, impairment charges increased $17 million. Over the half, individually assessed provisions less write-backs and recoveries were lower, consistent with the reduction in impaired assets whilst collective provisions were higher reflecting the rise in delinquencies, particularly in the auto finance portfolio.

Economic profit was lower over the half as capital allocated to the division increased 9%. The higher capital includes the impact from regulatory capital changes in mortgage risk weights that will apply from 1 July 2016. The cost of higher capital has been shared across stakeholders through pricing, expense management and lower returns.

First Half 2016 – First Half 2015

●     Core earnings increased 5% supported by balance sheet growth and a 3% rise in non-interest income; and

●     Cash earnings were 3% lower due to a $118 million increase in impairment charges. The higher charge was principally due to less write-backs and higher provisions for auto finance.

Cash earnings of $988 million, down 3%. Core earnings were up $75 million or 5%, driven by volume growth, and a rise in non-interest income.

Net interest income was up $102 million or 5%, supported by a 6% rise in average interest-earning assets, partly offset by a 2 basis point decline in net interest margin:

●     Improved deposit spreads and the benefits from mortgage repricing were more than offset by a reduction in spreads in business lending and higher funding costs;

●     Lending was up $8.6 billion or 6%:

-   Mortgages increased $4.5 billion or 9%;

-   Business lending increased $3.7 billion or 5% over the period mostly from term lending and equipment finance; and

-   Other lending increased $0.5 billion or 6% primarily from growth in auto loans.

●     Most of the 4% increase in deposits was in transaction accounts.

Non-interest income was up $18 million or 3%, from an increase in facility fees and higher merchant revenue.

Operating expenses increased $45 million or 5%. The increase in investments aimed at enhancing the division’s capabilities, and higher business as usual costs were partially offset by productivity benefits.

On most measures asset quality improved over the year with the level of impaired and stressed assets both reducing. Impairment charges, however, were up $118 million. The rise in provisions was principally due to higher delinquencies in the mortgage and auto finance portfolios combined with a reduction in write-backs from a slowing in the rate of portfolio improvement. These rises were partially offset by lower new individual provisions.

50 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

3.3        BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties for the manufacture of certain general insurance products as well as actively reinsuring its risk using external providers excluding Consumer Credit Insurance (CCI). BTFG operates a range of wealth, funds management, and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance. BT Investment Management Limited (BTIM) is 31% owned by BTFG (following a partial sale in 2015) with the business being equity accounted from July 2015. BTFG works in an integrated way with all the Group’s Australian divisions in supporting the insurance and wealth needs of customers.

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Net interest income	246	236	209	4	18
Non-interest income	963	1,068	1,124	(10)	(14)
Net operating income	1,209	1,304	1,333	(7)	(9)
Operating expenses	(565)	(628)	(658)	(10)	(14)
Core earnings	644	676	675	(5)	(5)
Impairment (charges) / benefits	(2)	-	4	-	(150)
Operating profit before tax	642	676	679	(5)	(5)
Tax and non-controlling interests	(190)	(215)	(226)	(12)	(16)
Cash earnings	452	461	453	(2)	-

Economic profit	393	416	418	(6)	(6)
Expense to income ratio	46.7%	48.2%	49.4%	(143bps)	(263bps)
Income on invested capital[1]	25	14	48	79	(48)

$bn	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Deposits	23.1	23.4	23.6	(1)	(2)
Net loans
Loans	18.0	17.2	16.7	5	8
Provisions	-	-	-	-	-
Total net loans	18.0	17.2	16.7	5	8
Deposit to loan ratio	128.3%	136.0%	141.3%	large	large
Funds Under Management (FUM)	46.4	46.3	103.3	-	(55)
Funds Under Management (FUM) - Excl. BTIM	46.4	46.3	48.6	-	(5)
Average Funds Under Management[2]	47.2	81.0	95.6	(42)	(51)
Average Funds Under Management[2] - Excl. BTIM	47.2	48.0	45.7	(2)	3
Funds Under Administration (FUA)	123.3	121.9	125.0	1	(1)
Average Funds Under Administration[2]	123.9	124.9	118.1	(1)	5

Cash earnings $m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Funds management business	262	283	277	(7)	(5)
Insurance	162	157	134	3	21
Total funds management and insurance	424	440	411	(4)	3
Capital and other	28	21	42	33	(33)
Total cash earnings	452	461	453	(2)	-

[1] Income on Invested Capital represents revenue generated from investing BTFG’s capital balances (required for regulatory purposes). [2] Average Funds are based on a six month period average.

Westpac Group 2016 Interim Results Announcement | 51

Interim financial results 2016
Divisional results

Financial performance

Given the normal seasonality in the wealth business associated with insurance claims and fund activity, cash earnings for BTFG is best compared to the prior corresponding period. In addition to seasonality, the comparative periods also include earnings from the portion of BTIM that was sold in Second Half 2015. Following the sell down of Westpac’s interest to 31% the remaining holding is equity accounted, rather than consolidated into the BTFG results from 1 July 2015.

First Half 2016 - Second Half 2015

●     Cash earnings decreased $9 million, or 2%, with a higher contribution from insurance and a higher contribution from capital and other more than offset by a lower result from Funds Management. The decline in funds management was mostly due to lower markets and the partial sale of BTIM. The partial sale of BTIM reduced cash earnings by $8 million, although as it was accompanied by a deconsolidation of the business it had a more significant impact on individual earnings line items;

●     Funds Management cash earnings were $21 million lower or 7%, with lower markets and the partial sale of BTIM. Outside of these impacts, the business continued to have positive FUA and FUM flows and had a good contribution from Private Wealth. Partially offsetting these gains was lower Advice income;

●     Insurance cash earnings were up $5 million or 3%. The business has continued to expand with good growth in Life insurance in-force premiums and higher premiums in Lenders Mortgage Insurance (LMI).  Loss rates across the business were broadly unchanged; and

●     The cash earnings contribution from Capital and other was up $7 million, mostly due to higher returns on invested capital.

First Half 2016 – First Half 2015

●     Cash earnings were little changed over the year (down $1 million). The division recorded an improved performance in Insurance which was fully offset by the partial sale of BTIM and a lower contribution from Capital and other, mostly from lower markets;

●     Funds Management cash earnings were down $15 million or 5%, with the decline mostly due to a lower contribution from BTIM following its partial sale ($16 million). Average FUM (ex BTIM) and FUA increased 3% and 5% respectively and this was further supported by an improved performance from Private Wealth. Offsetting these improvements was lower Advice income, softer FUM / FUA margins, decline in asset markets and FX movements which contributed to lower returns from investments managed by Ascalon;

●     The Insurance contribution was up $28 million or 21% from growth in in-force premiums and lower claims because there were less severe weather events in First Half 2016. The LMI contribution also increased, up $6 million, mostly due to the negotiation of new arrangements for LMI on mortgages with a Loan to Value Ratio greater than 90% with Arch Capital Group; and

●     Cash earnings from Capital and other was down $14 million, mostly from lower returns on invested capital.

52 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

3.3.1     Funds Management business

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	234	216	200	8	17
Non-interest income	667	805	858	(17)	(22)
Net operating income	901	1,021	1,058	(12)	(15)
Operating expenses	(525)	(596)	(623)	(12)	(16)
Core earnings	376	425	435	(12)	(14)
Impairment (charges) / benefits	(2)	-	4	-	(150)
Operating profit before tax	374	425	439	(12)	(15)
Tax and non-controlling interests	(112)	(142)	(162)	(21)	(31)
Cash earnings	262	283	277	(7)	(5)
Expense to income ratio	58.3%	58.4%	58.9%	(10bps)	(61bps)

Cash earnings				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Funds Management business (ex BTIM shares sold)	262	275	261	(5)	-
Contribution from BTIM shares sold[1]	-	8	16	(100)	(100)
Total cash earnings	262	283	277	(7)	(5)

Movement of FUM / FUA

								% Mov’t	% Mov’t
$bn	Sept 2015	Inflows	Outflows	Net Flows	Other Mov’t2	March 2016	March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Retail[3]	17.1	0.7	(1.1)	(0.4)	-	16.7	18.2	(2)	(8)
Institutional	2.0	0.1	(0.1)	-	-	2.0	2.2	-	(9)
Wholesale	27.2	2.3	(1.8)	0.5	-	27.7	28.2	2	(2)
Total FUM (ex. BTIM)	46.3	3.1	(3.0)	0.1	-	46.4	48.6	-	(5)
BTIM	-	-	-	-	-	-	54.7	-	(100)
Total FUM	46.3	3.1	(3.0)	0.1	-	46.4	103.3	-	(55)
Wrap	98.7	10.3	(9.4)	0.9	0.5	100.1	101.5	1	(1)
Corporate Super	19.3	1.7	(1.1)	0.6	(0.3)	19.6	20.1	2	(2)
Other[4]	3.9	-	-	-	(0.3)	3.6	3.4	(8)	6
Total FUA	121.9	12.0	(10.5)	1.5	(0.1)	123.3	125.0	1	(1)

Market share in key Australian wealth products are displayed below.

Current Australian market share[5] Product	Market share (%)	Rank
Platforms (includes Wrap and Corporate Super)	19.6%	1
Retail (excludes Cash)	18.6%	1
Corporate Super	14.0%	3

[1]  Funds management cash earnings has been restated to disclose the contribution from BTIM shares sold.

[2]  Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.

[3]  Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.

[4]  Other includes Capital and Reserves.

[5]  Market share FUM / FUA based on published market share statistics from Plan for Life and Morningstar as at 31 December 2015 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

Westpac Group 2016 Interim Results Announcement | 53

Interim financial results 2016
Divisional results

Impact of partial sale of BTIM

The partial sale of our holding in BTIM in June 2015 reduced the Group’s ownership to 31%. In considering the impact of the partial sale, the contribution to cash earnings of the BTIM shares sold was $16 million in First Half 2015 and $8 million in Second Half 2015. This contribution was wholly in the Funds Management business.

BTIM is now equity accounted with the share of profit less tax Westpac is required to pay, recorded in non-interest income.

The partial sale and move to equity accounting occurred on 30 June 2015. The table below shows the contribution by line item received by the Group from the shares sold.

Cash earnings
$m	Half Year March 16	Half Year Sept 15	Half Year March 15

Non-Interest income	-	89	191
Expenses	-	(58)	(126)
Tax & Non-controlling interests	-	(23)	(49)
Total cash earnings	-	8	16

Financial performance

First Half 2016 - Second Half 2015

●     Cash earnings reduced $21 million, or 7%, as higher income from Private Wealth was offset by the impact of the partial sale of BTIM and lower Advice income from reduced activity; and

●     Average FUM (ex BTIM) decreased 2% and average FUA declined 1%.

The Funds Management business delivered cash earnings of $262 million, down $21 million, or 7%. First Half 2016 results reflect the full period impact following the partial sale of BTIM in June 2015 and the move to equity accounting of $8 million. The value of the funds business continued to increase with a larger balance sheet in Private Wealth and continuing FUM and FUA flows. These gains were offset by weaker asset markets, FX movements and a lower contribution from Advice.

BTFG has continued to build on its market position over the half including:

●     Ranked number 1 on all Platforms (including Corporate Super) with FUA share of 19.6%1;

●     Ranked number 1 on Retail Super (excluding Cash) with 18.6% FUA1;

●     Ranked number 3 on Corporate Super with a 14.0% share of FUA1;

●     BT Super for Life retail balances were up a further 3% over the half to $6.0 billion. Asgard Infinity balances have now reached $9.5 billion since launching in October 2011; and

●     Continued the phased roll-out of the Panorama platform with the launch of direct trading of listed securities and the capability to manage Self-Managed Super Funds. These enhancements complement the features already on Panorama, including Cash, term deposits, and a comprehensive range of managed funds.

Net interest income was $18 million or 8% higher, primarily from a 4% increase in mortgages in Private Wealth. This was supported by improved spreads across both mortgages and deposits.

Non-interest income decreased $138 million, or 17%. The partial sale of BTIM and move to equity accounting reduced non-interest income by $89 million. Excluding this impact, non-interest income was down $49 million or 7% with the key drivers being:

●     FUM flows were slightly positive;

●     Advice income was down $22 million as investors continue to maintain a cautious approach;

●     The contribution from Ascalon was $19 million lower due to lower asset markets and an increase in the value of the A$ reducing the value of offshore investments; and

●     FUA income was 1% higher with continuing good inflows and minimal change in margins over the half.

Operating expenses decreased $71 million or 12%, with the partial sale of BTIM and the move to equity accounting reducing expenses by $58 million. Excluding the impact of the change to equity accounting, operating expenses were $13 million lower, despite continued investment in Panorama.

[1] Source: Plan for Life as at December 2015.

54 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

Tax and other non-controlling interests decreased $30 million, associated with the lower earnings and the move to equity accounting for BTIM reducing the value of non-controlling interests.

First Half 2016 – First Half 2015

●     Cash earnings decreased 5%, with good growth across the business impacted by the partial sale of BTIM, lower Advice income and weaker markets; and

●     Earnings were partially offset by growth in lending and deposits in Private Wealth.

Net interest income was up $34 million, or 17%, from higher lending volumes and improved net interest margins in Private Wealth.

Non-interest income decreased $191 million, or 22%. The partial sale of BTIM and the move to equity accounting reduced non-interest income by $191 million, excluding this impact non-interest income was flat:

●     FUM and FUA revenues were higher with increases in average FUM (excluding BTIM) and FUA being partially offset by weaker markets and some margin compression from movements in product mix;

●     This was offset by a lower Ascalon contribution due to the revaluation of investments from weaker markets and a rise in the A$; and

●     Advice income was lower with reduction in activity.

Operating expenses decreased $98 million or 16%. The partial sale and equity accounting of BTIM reduced expenses by $126 million. Excluding this impact, operating expenses were up $28 million or 6% mostly from increased investment related costs associated with regulatory change and the continued development of the Panorama platform.

Westpac Group 2016 Interim Results Announcement | 55

Interim financial results 2016
Divisional results

3.3.2     Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	2	4	2	(50)	-
Non-interest income	273	262	226	4	21
Net operating income	275	266	228	3	21
Operating expenses	(43)	(42)	(37)	2	16
Core earnings	232	224	191	4	21
Tax and non-controlling interests	(70)	(67)	(57)	4	23
Cash earnings	162	157	134	3	21
Expense to income ratio	15.6%	15.8%	16.2%	(15bps)	(59bps)

Cash earnings				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Life Insurance	88	87	80	1	10
General Insurance	57	56	43	2	33
Lenders Mortgage Insurance	17	14	11	21	55
Total cash earnings	162	157	134	3	21

Insurance key metrics

Life Insurance in-force premiums				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Life Insurance in-force premiums at start of period	892	827	792	8	13
Sales / New Business	93	122	86	(24)	8
Lapses	(58)	(57)	(51)	2	14
Life Insurance in-force premiums at end of period	927	892	827	4	12

Loss ratios[1] for Insurance Business				Mov’t	Mov’t
(%)	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Life Insurance	34	33	34	56bps	(21bps)
General Insurance	50	51	62	(74bps)	large
Lenders Mortgage Insurance	10	12	5	(165bps)	large

Gross written premiums				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
General Insurance gross written premium	245	246	246	-	-
Lenders Mortgage Insurance gross written premium[2]	133	68	24	96	large

Current Australian market share[3] Product	Market share	Rank
Life insurance - in-force	9.9%	6
Life insurance - new business	10.9%	5

[1]  Loss ratio is claims over earned premium plus reinsurance rebate plus exchange commission. General Insurance loss ratios have been calculated to align with industry standards and exclude internal commission payments from earned premiums.

2  LMI gross written premium includes loans >90% LVR reinsured with Arch Capital Group. First Half 2016 gross written premium includes $102 million from transitional arrangements (Second Half 2015: $42 million).

[3]  Source: Life Insurance – Plan for Life December 2015.

56 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

Financial performance

First Half 2016 - Second Half 2015

●     Cash earnings increased 3% driven by higher life insurance contribution and higher revenue in Lenders Mortgage Insurance (LMI); and

●     The business continues to grow, with life insurance in-force premiums increasing by 4% and general insurance gross written premium levels being maintained.

The insurance business has continued to grow over the half picking up market share in life insurance in-force premiums and maintaining its position in home and contents insurance. The business also continued to benefit from its well positioned business model which has contributed to loss rates and lapse rates remaining below industry averages. Specific successes over the half included:

●     Awarded the Life Insurance Company of the Year; Claims Management Team of the Year by the Plan for Life and the Association of Financial Advisers;

●     BT’s Claims team has consistently achieved outstanding ratings under various benchmarking surveys, including being twice awarded an A* rating from C-MAP and top rankings for service quality under the Plan for Life Risk Benchmarking Report; and

●     Embedding the strategic partnership with Allianz enabling Westpac customers access to a full suite of general insurance products.

Net operating income increased $9 million or 3% to $275 million:

●     Life insurance in-force premiums increased 4%. New life sales were lower than Second Half 2015 from both a decline in Advice sales and seasonal factors. Loss ratios were little changed and remain low relative to industry benchmarks;

●     General Insurance net earned premiums increased by $7 million although gross written premiums were relatively stable. Overall loss ratios were also little changed with few catastrophe claims reported in the half; and

●     LMI revenue increased $5 million from changes to LMI arrangements for mortgages where the LVR ratio is >90%. Transitional arrangements are in place with LMI policies initially written by Westpac LMI and then reinsured with Arch Capital Group1. Ultimately all business with an LVR>90% will be fully reinsured by Arch Capital Group.

Operating expenses increased $1 million or 2% with increased volumes lifting salary and other expenses partially offset by efficiency gains.

First Half 2016 – First Half 2015

●     Cash earnings increased $28 million, or 21% with all businesses reporting an improved contribution; and

●     Lower General Insurance claims, First Half 2015 experienced a much higher level of catastrophe claims.

Net operating income increased $47 million or 21%:

●     The General Insurance contribution was up significantly with an $11 million rise in net earned premiums and significantly lower loss rates as First Half 2015 included higher claims from two severe weather events;

●     Life Insurance net earned premiums increased $34 million, with in-force premiums rising 12% and loss rates remaining flat; and

●     LMI revenue was up $10 million related to the transitional arrangements in place for mortgages where the LVR ratio is >90%.

Operating expenses increased $6 million or 16%, with increased volumes and higher employee costs in claims management to support the larger portfolio partly offset by productivity benefits.

[1] Arch Capital Group is our reinsurance partner for >90% LVR.

Westpac Group 2016 Interim Results Announcement | 57

Interim financial results 2016
Divisional results

3.4        Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to retail, commercial, corporate, institutional and government customers in Australia and New Zealand as well as through branches and subsidiaries in the US, UK and Asia. WIB is also responsible for Westpac Pacific, providing a range of banking services in Fiji, PNG and Vanuatu. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. WIB works in partnership with all the Group’s divisions in the provision of financial solutions.

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	784	801	837	(2)	(6)
Non-interest income	815	849	729	(4)	12
Net operating income	1,599	1,650	1,566	(3)	2
Operating expenses	(669)	(679)	(640)	(1)	5
Core earnings	930	971	926	(4)	-
Impairment (charges) / benefits	(178)	15	23	large	large
Operating profit before tax	752	986	949	(24)	(21)
Tax and non-controlling interests	(235)	(296)	(296)	(21)	(21)
Cash earnings	517	690	653	(25)	(21)

Economic profit	141	387	327	(64)	(57)
Expense to income ratio	41.8%	41.2%	40.9%	69bps	97bps
Net interest margin	1.71%	1.78%	1.82%	(7bps)	(11bps)

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Deposits	83.4	80.3	78.1	4	7
Net loans
Loans	76.0	76.7	72.6	(1)	5
Provisions	(0.6)	(0.4)	(0.5)	50	20
Total net loans	75.4	76.3	72.1	(1)	5
Deposit to loan ratio	110.6%	105.2%	108.3%	large	229bps
Total assets	124.1	127.3	128.0	(3)	(3)
Total committed exposure	248.7	254.5	244.4	(2)	2
Average interest-earning assets[1]	91.9	89.9	92.1	2	-
Impairment charges to average loans annualised[2]	0.47%	(0.04%)	(0.06%)	51bps	53bps
Impaired assets to total committed exposure	0.38%	0.14%	0.14%	24bps	24bps
Total stressed assets to total committed exposure	0.77%	0.78%	0.81%	(1bps)	(4bps)
Funds under management	9.6	7.9	7.7	22	25

Revenue contribution

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Lending and deposit revenue	804	805	859	-	(6)
Markets, sales and fee income	512	535	532	(4)	(4)
Total customer revenue	1,316	1,340	1,391	(2)	(5)

Derivative valuation adjustments[3]	2	(13)	(153)	(115)	(101)
Trading revenue	144	129	147	12	(2)
Hastings	25	65	54	(62)	(54)
Other[4]	112	129	127	(13)	(12)
Total WIB revenue	1,599	1,650	1,566	(3)	2

[1]  Averages are based on a six month period.

[2]  Impairment charge to average loans annualised for the prior periods are negative due to an impairment benefit recorded in the period.

3  In First Half 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a FVA for the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income.

[4]  Includes capital benefit.

58 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

Financial performance

First Half 2016 - Second Half 2015

●     Cash earnings down 25% mainly due to a $193 million increase in impairment charges, a reduction in performance fees in Hastings and lower margins; and

●     Continued disciplined management of the business including being more selective on new lending (loans down 1%), growing deposits (up 4%), restructuring certain elements of the business and reducing expenses by $10 million.

Westpac Institutional Bank (WIB) experienced challenging conditions over First Half 2016 with cash earnings of $517 million, $173 million lower than Second Half 2015. The result was impacted by continuing high levels of liquidity placing pressure on margins, no performance fees in Hastings and lower revenue following the sale of operations in certain Pacific Islands. At the same time, after recording impairment benefits for each of the last three years, impairments were a charge of $178 million in First Half 2016. WIB has continued to focus on delivering superior service to customers while applying a disciplined approach to managing the business focusing on balance sheet and expenses while maintaining sound asset quality.

The division continues to be the lead institutional bank in Australasia with the business building its capabilities across key markets and segments. Highlights for the half have included:

●     Leading position in FX markets, fixed income and transactional banking:

-   No.1 Australian bank for FX Globally (Euromoney FX Poll 2015); and

-   ‘Australia and New Zealand Loan House of the Year’ in the 2015 IFR Asia Awards.

●     Continuing to enhance WIB’s receivables and payments capabilities, including expanding PayWay functionality and further expanding the use of the QuickSuper gateway (clearing house solution for superannuation funds and employers); and

●     Responding to changes in the operating environment, WIB commenced a restructure of the business to:

-   Support a faster, more streamlined service capability;

-   Create a more efficient business model, reducing duplication and customer touchpoints; and

-   Realign sales and transactional areas to customer needs contributing to a reduction of around 100 roles.

Net interest income declined 2%, with a 2% increase in average interest-earning assets offset by a 7 basis point decline in net interest margin:

●     Institutional margins continued to be impacted by higher levels of liquidity from global quantitative easing and increased competition for high LCR value deposits;

●     Lending was down $0.7 billion over the half, as growth in structured finance in Australia was offset by a decline in trade finance, mostly in Asia; and

●     Deposits increased 4% principally from the Government and education sector.

Non-interest income decreased $34 million or 4% driven by lower Hastings revenue.

Operating expenses decreased $10 million or 1% due to disciplined expense management and productivity initiatives. The sale of certain Pacific Island operations also contributed to the decline.

On most measures asset quality in WIB remained sound. However, during the half we have seen deterioration of a small number of stressed individual names. This, along with a reduction in write-backs, has contributed to an impairment charge of $178 million, compared to an impairment benefit of $15 million in Second Half 2015.

Westpac Group 2016 Interim Results Announcement | 59

Interim financial results 2016
Divisional results

First Half 2016 – First Half 2015

●     Cash earnings were 21% lower, due to a $178 million impairment charge, margin compression and no performance fees in Hastings; and

●     Partially offsetting these impacts was the first time adoption of methodology changes to derivative valuation adjustments in First Half 2015, which reduced revenue by $122 million in that period.

WIB delivered cash earnings of $517 million, down $136 million, or 21%.

Net interest income decreased $53 million, or 6%, due to an 11 basis point decline in net interest margin:

●     Margin pressure continued to be experienced across both lending and deposits. Lending spreads continue to be impacted by high levels of global liquidity while high quality deposits are in high demand to meet LCR requirements;

●     Lending increased 5%, from good growth in structured finance, and higher demand in the consumer and agricultural sectors. Growth was partially offset by lower trade finance balances; and

●     Deposits increased 7% principally from the Government and education sector.

Non-interest income increased $86 million or 12%. Excluding the derivative valuation methodology adjustments in First Half 2015 of $122 million, non-interest income declined $36 million driven by lower Hastings revenue.

Operating expenses increased $29 million or 5% primarily due to increased investment including meeting additional regulatory and compliance requirements. These increases were partially offset by lower expenses following the sale of certain Pacific Island operations.

On most measures, asset quality in WIB remains sound. However, during the half there has been additional deterioration of a small number of stressed individual names. Write-backs and recoveries were also lower. This has seen WIB record an impairment charge of $178 million, compared to an impairment benefit of $23 million in First Half 2015.

60 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

3.5                              Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia. The division operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also has local infrastructure, including technology, operations and treasury. All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
NZ$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	839	857	813	(2)	3
Non-interest income	243	249	245	(2)	(1)
Net operating income	1,082	1,106	1,058	(2)	2
Operating expenses	(457)	(448)	(424)	2	8
Core earnings	625	658	634	(5)	(1)
Impairment charges	(9)	(16)	(31)	(44)	(71)
Operating profit before tax	616	642	603	(4)	2
Tax and non-controlling interests	(171)	(174)	(166)	(2)	3
Cash earnings	445	468	437	(5)	2

Economic profit	235	250	220	(6)	7
Expense to income ratio	42.2%	40.5%	40.1%	173bps	216bps
Net interest margin	2.15%	2.27%	2.23%	(12bps)	(8bps)

	As at	As at	As at	% Mov’t	% Mov’t
NZ$bn	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Deposits
Term deposits	25.1	24.0	25.1	5	-
Other	29.8	27.9	26.4	7	13
Total deposits[1]	54.9	51.9	51.5	6	7
Net loans		.
Mortgages	43.4	42.0	40.8	3	6
Business	26.6	25.3	24.3	5	9
Other	2.1	2.1	2.0	-	5
Provisions	(0.4)	(0.4)	(0.5)	-	(20)
Total net loans	71.7	69.0	66.6	4	8
Deposit to loan ratio	76.6%	75.2%	77.3%	135bps	(76bps)
Total assets	81.2	78.6	76.5	3	6
Total committed exposure	103.5	98.8	94.9	5	9
Liquid assets	8.6	8.7	7.5	(1)	15
Average interest-earning assets[2]	78.0	75.3	73.0	4	7
Funds under management	7.0	6.5	6.0	8	17
Funds under administration	2.0	2.0	1.9	-	5

	As at	As at	As at
	31 March 2016	30 Sept 2015	31 March 2015
Credit quality
Impairment charges to average loans annualised	0.03%	0.05%	0.09%
Mortgage delinquencies > 90 days	0.15%	0.14%	0.25%
Other consumer loans delinquencies > 90 days	0.56%	0.55%	0.81%
Impaired assets to total committed exposure	0.35%	0.41%	0.55%
Total stressed assets to total committed exposure	1.78%	1.60%	1.75%

[1] Total deposits in this table refers to total customer deposits. [2] Averages are calculated on a six month period.

Westpac Group 2016 Interim Results Announcement | 61

Interim financial results 2016
Divisional results

Financial performance (NZ$)

First Half 2016 - Second Half 2015

●                  While growing the business across all dimensions, cash earnings were 5% lower impacted by lower spreads on new / refinanced business, and the benefits of asset sales in Second Half 2015 not repeated; and

●                  Balance sheet in good shape with sector leading deposit to loan ratio; healthy liquidity levels and asset quality metrics at cyclical lows.

Westpac New Zealand has continued to enhance its position in New Zealand with growing customer numbers, good growth in lending and deposits, and an expanding presence in funds management and insurance. Despite these gains, earnings growth was lower in First Half 2016 with cash earnings of $445 million down 5%.

Westpac New Zealand is seeking to build service leadership and transform the customer experience with a focus on digital innovation and self-serve to provide greater flexibility and convenience for customers while growing the value of the business. Highlights in First Half 2016 included:

●                  Delivering more for customers:

-      Largely completed the migration of customers onto Westpac One, the division’s internet and mobile banking platform. The new platform has contributed to:

-                    A 12% rise in online applications; and

-                    Around one third of all applications now being originated online.

-  Continued the network reconfiguration, including further expanding the fleet of Smart ATM’s (up 5%) now operating in two thirds of branches. This includes being the first to roll-out the next-generation of ATMs, providing additional functionality and enhanced security today and will provide market leading functionality in the future; and

-  Further enhanced the division’s Airpoints offer, launching the country’s first Airpoints debit card. Over 18,000 cards issued to date.

●                  Growing in target segments:

-      Business lending increased 5% and at system1, with good success in agriculture sector lending;

-      Following the Airpoints launch, market share in credit cards has increased 1 percentage point to 24%1; and

-      Continued to expand wealth, with FUM up 8% and a lift in customers with a wealth product up 29 basis points to 28.5%.

Net interest income was $18 million or 2% lower, with a rise in average interest-earning assets more than offset by a 12 basis point decline in net interest margin to 2.15%. The decline in net interest margins was due to:

●                  Lower asset spreads from both intense competition and mix impacts of customers switching into lower spread fixed rate mortgages. Fixed rate mortgages now make up around 80% of the portfolio;

●                  Lower Treasury income; and

●                  Partially offset by improved deposit spreads from repricing, especially online accounts.

Net loans increased $2.7 billion, or 4%:

●                  Mortgages increased $1.4 billion or 3%, which was a little below system1 as the division sought to limit margin compression. Most growth was in facilities with an LVR less than 80%; and

●      Business lending rose $1.3 billion or 5%, with most of the growth broadly spread across the finance, food processing, electricity, property and agriculture sectors.

Deposits expanded $3.0 billion, with the increase more than fully funding lending growth in the half. Around 60% of the growth was booked in institutional and in online savings accounts.

Non-interest income decreased $6 million or 2%;

●                  The decline was principally due to lower asset sales which contributed $23 million to income in Second Half 2015; and

●      Partially offset by improved cards income and a higher contribution from both wealth (with an 8% uplift in FUM) and insurance.

[1] Source: RBNZ.

62 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Divisional results

Operating expenses increased $9 million, or 2%, with the rise due to increased investment, including the business transformation program and the brand relaunch.

Asset quality remained sound with stressed assets to TCE remaining low at 1.78%. The ratio increased by 18 basis points over the half largely due to lower milk prices impacting the dairy portfolio. Impaired assets (included in stressed) declined by 6 basis points. Consumer delinquency levels remained at near record lows as the proportion of loans with an LVR more than 80% continued to fall.

The low impairment charge of $9 million was due to a lower number of new impaired assets and lower collectively assessed provisions, particularly in business.

First Half 2016 – First Half 2015 ● Cash earnings increased 2% from lower impairment charges; and ● The balance sheet was strengthened following an uplift in liquidity, and improved asset quality.

Westpac New Zealand delivered an $8 million increase in cash earnings (up 2%) although core earnings were down 1% from lower non-interest income and higher investment contributing to a lift in expenses.

Net interest income increased $26 million, or 3%, with a 7% increase in average interest-earning assets partly offset by an 8 basis point decline in net interest margins:

●                  Competition has remained intense, especially in fixed rate mortgages and business term lending reducing spreads on new and refinanced lending;

●                  Partly offset by improved deposit spreads mostly from repricing of online savings accounts;

●                  Net loans increased $5.1 billion or 8%:

-      Mortgages increased $2.6 billion or 6% slightly below system1, as the division chose not to match some of the more aggressive fixed rates in the market;

-      Business lending increased $2.3 billion or 9% with around a third of the rise due to agricultural lending which has been a particular area of focus; and

-      Other lending increased 5%, with most of the growth in credit cards, following the addition of new Airpoints cards introduced in 2015.

●                  The 7% growth in deposits was mostly in at call and transaction accounts which increased $3.4 billion as the division focused on growing deposits with a high LCR value.

Non-interest income was little changed, decreasing $2 million or 1% from:

●                  A decline in merchant income and lower card fees due to the higher cost of Airpoints rewards; and

●                  Largely offset by an increase in wealth and insurance revenue ($7 million). FUM and FUA balances were up 17% and 5% respectively and insurance premiums were 3% higher.

Most of the increase in operating expenses was due to investment related costs, including transformation costs and increased technology expenses, including changes to the technology capitalisation approach. Operating expense increases were partly offset by productivity gains associated with the continuing switch to digital and self-serve channels.

Asset quality improved over the year on almost every dimension and across business and consumer segments. Impairment charges decreased $22 million, as the division benefited from lower new impaired asset provisions and lower collective provisions, particularly in business.

[1] Source: RBNZ.

Westpac Group 2016 Interim Results Announcement | 63

Interim financial results 2016
Divisional results

3.6                              Group Businesses

This segment comprises:

●      Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

●      Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth;

●      Customer & Business Services1, which encompasses banking operations, customer contact centres, product marketing, compliance, legal and property services;

●      Group Technology1 which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

●      Core Support2, which comprises functions including finance, risk and human resources.

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	333	259	182	29	83
Non-interest income	(2)	69	(3)	(103)	(33)
Net operating income	331	328	179	1	85
Operating expenses	(230)	(204)	(174)	13	32
Core earnings	101	124	5	(19)	large
Impairment (charges) / benefits	(6)	1	(1)	large	large
Operating profit before tax	95	125	4	(24)	large
Tax and non-controlling interests	(2)	(9)	3	(78)	(167)
Cash earnings	93	116	7	(20)	large

Treasury				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	246	209	116	18	112
Non-interest income	13	22	3	(41)	large
Net operating income	259	231	119	12	118
Cash earnings	165	137	68	20	143

Treasury Value at Risk (VaR)3

$m	High	Low	Average
Six months ended 31 March 2016	14.2	5.9	9.0
Six months ended 30 September 2015	16.9	8.0	12.2
Six months ended 31 March 2015	14.6	5.8	10.4

[1]      Costs are fully allocated to other divisions in the Group.

[2]      Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

3      VaR includes trading book and banking book exposures. The banking book component is based on interest rate risk positions used in the measurement of interest rate risk in the banking book for capital adequacy purposes (and excludes credit spread and basis risk).

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Interim financial results 2016
Divisional results

Financial performance

First Half 2016 – Second Half 2015

●      Cash earnings decreased $23 million, primarily from asset sales in Second Half 2015 that did not repeat and higher expenses; and

●      Small increase to centrally held economic overlay provisions.

Group Businesses delivered cash earnings of $93 million, down $23 million or 20%, on Second Half 2015.

Net operating income increased $3 million or 1% compared to Second Half 2015. The increase in net interest income was primarily due to improved Treasury performance from interest rate risk management and increased earnings from higher capital balances. Non-interest income was lower as profits from property sales in Second Half 2015 did not repeat.

Operating expenses increased $26 million compared to Second Half 2015 due mainly to an increase in employee provisions.

Impairment charges increased $7 million compared to Second Half 2015, with increases to centrally held economic overlay provisions related to the mining sector, mostly offset by a reduction to provisions related to the retail and Australian agriculture sector.

Income tax expense and non-controlling interests decreased $7 million compared to Second Half 2015 primarily due to lower operating profit before tax. Both periods benefited from the finalisation of prior period taxation matters.

First Half 2016 – First Half 2015 ● Cash earnings increased $86 million reflecting higher Treasury income (up $140 million), offset partially by increased expenses.

Group Businesses delivered cash earnings of $93 million, up $86 million on First Half 2015.

Net interest income increased $151 million in First Half 2016, with improved Treasury performance related to interest rate risk management and increased earnings from higher capital balances.

Operating expenses increased $56 million in First Half 2016 from higher restructuring costs and an increase to employee provisions.

Impairment charges increased $5 million in First Half 2016, primarily due to an increase in centrally held economic overlay provisions.

The lower effective tax rate in First Half 2016 was due to the finalisation of prior period tax matters ($63 million booked in First Half 2016).

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Table of contents

4.0	Interim financial report 2016
4.1	Directors’ report		67
4.2	Consolidated income statement		82
4.3	Consolidated statement of comprehensive income		83
4.4	Consolidated balance sheet		84
4.5	Consolidated statement of changes in equity		85
4.6	Consolidated cash flow statement		86
4.7	Notes to the consolidated financial statements		87
	Note 1	Basis of preparation of interim financial report	87
	Note 2	Segment reporting	89
	Note 3	Net interest income	92
	Note 4	Non-interest income	93
	Note 5	Operating expenses	94
	Note 6	Income tax	95
	Note 7	Earnings per share	96
	Note 8	Average balance sheet and interest rates	97
	Note 9	Loans	98
	Note 10	Provisions for impairment charges	99
	Note 11	Credit quality	100
	Note 12	Deposits and other borrowings	102
	Note 13	Fair values of financial assets and liabilities	103
	Note 14	Contingent liabilities, contingent assets and credit commitments	107
	Note 15	Shareholders' equity	108
	Note 16	Notes to the consolidated cash flow statement	111
	Note 17	Subsequent events	113
4.8	Statutory statements		114

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Directors’ report

4.0                              Interim financial report 2016

4.1                              Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2016.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
Lindsay Maxsted	Chairman since December 2011 and Director since March 2008.
Brian Hartzer	Managing Director & Chief Executive Officer since February 2015.
Elizabeth Bryan AM	Director since November 2006.
Ewen Crouch AM	Director since February 2013.
Alison Deans	Director since April 2014.
Craig Dunn	Director since June 2015.
Robert Elstone	Director since February 2012.
Peter Hawkins	Director since December 2008.
Peter Marriott	Director since June 2013.

Review and results of the Group’s operations during the half year

Net profit attributable to owners for First Half 2016 was $3,701 million, an increase of $92 million or 3% compared to First Half 2015. Features of this result included a $476 million or 5% increase in net operating income before operating expenses and impairment charges, a $158 million or 4% increase in operating expenses and a $326 million or 96% increase in impairment charges.

Net interest income increased $493 million or 7% compared to First Half 2015, with total loan growth of 6% and customer deposit growth of 5%. Net interest margin increased 3 basis points, primarily due to repricing of mortgages for increased regulatory capital requirements, repricing of customer deposits, and higher Treasury income including the impact of ineffective hedges, partially offset by competitive pricing for new loans and higher short term wholesale funding costs.

Non-interest income decreased $17 million or 1% compared to First Half 2015 primarily due to lower banking fees and commissions, including the impact of credit card interchange reductions, and lower institutional activity. Wealth management income reduced due to the partial sale of our BTIM shareholding in Second Half 2015, and the impact of lower asset market values. The increase in trading income mostly reflected lower derivative valuation adjustments.

Operating expenses increased $158 million or 4% compared to First Half 2015. The lift in operating expenses related to the Group’s investment programs, with operating expense increases offset by productivity savings.

Impairment charges increased $326 million or 96% compared to First Half 2015. On most measures asset quality remained sound, with stressed exposures as a percentage of total committed exposures reducing from 1.12% to 1.03%. The increase in impairment charges was primarily due to additional provisioning following the downgrade of a small number of institutional customers, a small rise in delinquencies and reductions in write-backs.

The effective tax rate of 29.2% in First Half 2016 was lower compared to 30.6% in First Half 2015 due to finalisation of a prior period tax matter.

The Board has determined an interim dividend of 94 cents per share, an increase of 1% over the interim dividend determined for First Half 2015. The interim dividend is fully franked.

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Significant developments during the half year ended 31 March 2016

Corporate significant developments

Inquiry into Australia’s Financial System

In 2013, the Federal Government established an inquiry into Australia’s financial system (FSI). The FSI examined how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth.

On 7 December 2014, the FSI released its Final Report which made 44 recommendations relating to a broad number of matters across the financial sector. Westpac supported the majority of the FSI’s recommendations.

On 20 October 2015, the Government announced its formal response to the FSI’s recommendations. The Government endorsed the overwhelming majority of the recommendations across the five key areas the FSI considered: Resilience; Superannuation; Innovation; Consumer Outcomes; and the Regulatory System.

The Government continues to establish a number of consultation processes to consider detailed implementation. Westpac is actively contributing to these ongoing consultations, which we expect to continue for a number of years.

ASIC reform package

On 20 April 2016, the Federal Government announced a package of policy reforms designed primarily to strengthen the powers and funding of ASIC.

As part of this package, the Government announced that it would accelerate the implementation of certain recommendations made by the FSI, including:

●                  granting ASIC a product intervention power;

●                  introducing a new ‘principles-based’ product design and distribution obligation on issuers and distributors; and

●                  reviewing ASIC’s enforcement regime (including the penalties available).

The Government is expected to establish consultation processes to consider the detailed implementation of these reforms.

FSI’s recommendations on bank capital

The Government’s response endorsed APRA’s actions to date in implementing the FSI’s capital-related recommendations, and confirmed APRA’s responsibility for the implementation of the remaining capital proposals.

To date, APRA has formally responded to two of the FSI’s recommendations. On 13 July 2015 APRA released the results of a study comparing the capital position of the Australian major banks against a group of international banking peers. The study was conducted by APRA in response to Recommendation 1 of the FSI that proposed Australian bank capital ratios should be in the top quartile of global peers to demonstrate the banks are ‘unquestionably strong.’

APRA’s study confirmed that the Australian major banks are well capitalised. Based on capital adequacy ratios as at 30 June 2014, the study found that the major banks would need to increase their capital adequacy ratios by at least 200 basis points to be comfortably positioned in the top quartile of their international peers over the medium to long term.

On 20 July 2015, APRA announced an interim change to how risk weighted assets (RWA) will be calculated on Australian residential mortgages for banks that use the Advanced Internal-Ratings Based (IRB) approach to credit risk. This change was in response to Recommendation 2 of the FSI regarding the differential in mortgage capital requirements between Advanced IRB and Standardised banks. The outcome of this change is expected to lead to the ratio of mortgage RWA to mortgage exposures for the Group increasing to approximately 25%, with an effective date of 1 July 2016.

In response, Westpac has completed capital initiatives which increased Common Equity Tier 1 (CET1) capital by approximately $6 billion. These initiatives included First Half 2015 discounted and partially underwritten dividend reinvestment plan (DRP) ($2 billion), partial divestment of BTIM ($0.5 billion) and the Share Entitlement Offer completed in November 2015 ($3.5 billion).

Further changes relevant to regulatory capital requirements for Australian banks were also proposed by the FSI and are likely to result from current international regulatory reviews being undertaken by the Basel Committee on Banking Supervision (BCBS) and the Financial Stability Board (FSB) considering leverage ratios, risk weight models for Advanced and Standardised banks, and Total Loss Absorbing Capacity (TLAC) for Global Systemically Important Banks (G-SIBs). The final outcomes of these reviews remain uncertain. APRA will be responsible for interpreting these international developments to Australia’s circumstances and their final impact will depend on APRA’s implementation.

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Sale of Westpac’s operations in four Pacific Island Nations

On 14 July 2015, Westpac announced the completion of the sale of its banking operations in the Cook Islands, Samoa and Tonga to Bank of South Pacific Limited (BSP) for $91 million. On 30 October 2015, Westpac completed the sale of its banking operations in the Solomon Islands for $24 million.

On 11 November 2015, the Reserve Bank of Vanuatu granted approval for BSP to acquire Westpac’s banking operations in Vanuatu. Westpac and BSP are currently working towards entering into binding sale agreements and completion of the sale is expected to occur on 1 July 2016.

Litigation

Exception fees

Since 2011, Westpac has been served with three class action proceedings seeking refunds of certain exception fees paid by customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold, pending the outcome of related litigation against one of those other banks. In April 2015, the Full Court of the Federal Court unanimously found all of the exception fees charged by that other bank to be lawful. The plaintiffs appealed certain aspects of that judgment to the High Court of Australia. That appeal was heard in February 2016 and the parties are awaiting the High Court’s judgment.

ASIC proceedings

As part of ASIC’s ongoing industry-wide investigations into setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

Regulatory significant developments

Basel Committee on Banking Supervision (BCBS)

Regulatory reforms and significant developments arising in relation to changes initiated by the BCBS and the FSB include:

Global Systemically Important Financial Institutions (G-SIFIs)

Each year in November the FSB publishes the list of identified G-SIBs and specifies the higher capital requirements proposed for each. These increased capital requirements are being phased in from January 2016. Westpac has not been named as a G-SIB. However the BCBS has issued a framework for extending the SIFIs requirements to domestic systemically important banks (D-SIBs).

Capital

In 2010, the BCBS outlined the Basel III capital framework for banks globally as follows:

●                  an increase in the minimum common equity requirement from 2.0% to 4.5%;

●                  an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

●                  a capital conservation buffer at 2.5%, to be met with common equity; and

●                  a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital.

Australian Authorised Deposit-taking Institutions (ADIs) such as Westpac have been required by APRA to meet the above minimum capital requirements from 1 January 2013 and the capital conservation buffer in full from 1 January 2016. However, Westpac is one of four Australian banks identified by APRA as a D-SIB and is therefore required to meet a higher loss absorbency requirement. This effectively increases the capital conservation buffer by 1% from 2.5% to 3.5%, to be met with common equity. The countercyclical buffer is currently set at zero for Australia and New Zealand.

Further details of Westpac’s regulatory capital, leverage ratio and liquidity coverage ratio disclosures as well as the full terms and conditions of the regulatory capital instruments can be accessed at www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures.

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Increased loss absorbency

In November 2014 the FSB issued a consultation paper for enhancing the TLAC for G-SIBs to operate alongside the Basel III capital requirements. A final paper was released by the FSB in November 2015. At the same time, a consultation paper on TLAC holdings was issued by the BCBS. These proposals form part of the G20’s initiatives aimed at ‘Ending too-big-to-fail’ and ensuring that the resolution of a failing G-SIFI can be carried out without causing systemic disruption or resorting to taxpayer support. The FSB has stated that the TLAC requirement would not be introduced before 2019 and it is not known at this stage whether there is any intention to extend the requirement beyond G-SIBs.

The FSI recommended the implementation in Australia of a framework for minimum loss absorbing and recapitalisation capacity sufficient to facilitate the orderly resolution of ADIs and minimise taxpayer support. In its response to the FSI, the Government endorsed APRA to implement the recommendation in line with emerging international practice.

Reform of the risk-based capital framework

In December 2014, the BCBS released two consultation papers on proposals for Capital Floors and proposed revisions to the Standardised Approach for Credit Risk. Since then, the BCBS has released two further consultation papers related to the risk based capital framework. The first was released in December 2015, which put forward possible amendments to the Standardised Approach for Credit Risk and the second was released in March 2016, which proposed constraints on the use of internal models for the calculation of risk weighted assets. In March 2016, the BCBS also released a consultation paper covering the Standardised Measurement Approach for Operational Risk. This paper proposed the removal of the use of internal model approaches to measure operational risk capital and replacement of these with a revised framework based on the proposed Standardised Measurement Approach. The revised standards for the Minimum Capital Requirements for Market Risk were released by the BCBS in January 2016.

In combination, these reform measures are intended to improve the consistency and comparability of bank capital ratios. However, finalisation of the remaining BCBS changes is not expected before the end of 2016, after which APRA will need to consult on, and then finalise, the Australian standards. Until that time, it is not possible to determine the impact on Westpac.

Leverage ratio

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. In May 2015, APRA released new disclosure requirements in relation to the leverage ratio which will initially only apply to select ADIs, including Westpac, and from 1 July 2015 required the disclosure of the leverage ratio on a quarterly basis. In April 2016, the BCBS published a consultation paper requiring a minimum leverage ratio of 3% as a Pillar 1 requirement from January 2018.

Other regulatory developments

Liquidity

APRA released a discussion paper on the implementation of the Net Stable Funding Ratio (NSFR) on 31 March 2016. APRA has advised they will include the NSFR requirement, designed to encourage longer-term funding resilience, in a revised draft of the APRA liquidity standard APS 210 by the end of 2016 and intends to apply the NSFR from 1 January 2018 in line with the BCBS’s effective date. Westpac is taking steps to comply with the NSFR from 1 January 2018.

Committed Liquidity Facility (CLF) annual revision

The Reserve Bank of Australia makes available to ADIs a CLF that, subject to qualifying conditions, can be accessed to meet Liquidity Coverage Ratio requirements under APRA prudential standard APS 210 Liquidity. This amount is reviewed annually. Westpac has received approval for a CLF of $58.6 billion for the 2016 calendar year (2015 calendar year: $66.0 billion).

OECD Common Reporting Standard

The Organisation for Economic Cooperation and Development (OECD) has developed Common Reporting Standard (CRS) rules for the automatic exchange of customer tax residency and financial account information amongst OECD member states.

CRS will require the Westpac Group to identify the tax residency of all customers and to report the tax residency and financial account details of non-resident customers to the relevant authorities in jurisdictions with which Australia has entered into an exchange of information agreement.

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Australian financial institutions will have to collect customer tax residency information from 1 July 2017 and will have to report these details and associated financial account information from July 2018. Implementation of the rules will impose additional costs and operational burdens on Westpac.

Certain countries (such as the United Kingdom and India) have implemented the rules with effect from 1 January 2016. Westpac has implemented changes to its business operations to comply with the CRS requirements in these countries from 1 January 2016.

OTC derivatives reform

The international regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe.

In Australia, Westpac commenced reporting OTC derivatives transactions to a Prescribed Repository in accordance with the Derivative Transaction Rules (Reporting) 2013 on 1 October 2013. Westpac continues to work with ASIC and industry associations in relation to the implementation of these rules.

On 11 December 2015, the ASIC Derivative Transaction Rules (Clearing) 2015 were enacted. These rules mandate central clearing in Australia for OTC interest rate derivatives denominated in Australian Dollars, as well as the G4 currencies of US Dollars, Euro, British Pounds and Yen. The mandate applies to certain Australian and foreign financial institutions that meet clearing thresholds (including Westpac). This clearing obligation commenced on 4 April 2016.

Separately, European rules for central clearing of interest rate derivatives in these G4 currencies were published in December 2015. These rules require Westpac to clear trades from 21 June 2016.

As a provisionally-registered Swap Dealer with the US Commodity Futures Trading Commission (CFTC), Westpac is subject to a range of entity-level and transaction-level requirements pursuant to the Dodd-Frank Act.

Pursuant to the European Market Infrastructure Regulations (EMIR) established by the European Securities and Markets Authority (ESMA), from October 2014, Westpac is subject to certain risk mitigation obligations in relation to OTC Derivatives traded with European counterparties or through its London Branch. Further, Westpac is also subject to OTC derivatives trade reporting regulations imposed by the Monetary Authority of Singapore, Hong Kong Monetary Authority and various provincial financial regulators in Canada.

Westpac continues to monitor developments in response to requirements imposed by international regulators. These include regulations published by the CFTC and the Securities and Exchange Commission under the Dodd-Frank Act; by the ESMA and local European financial regulators under the EMIR and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia and Canada.

Westpac also continues to monitor the international response to the final policy framework for establishing margin requirements for uncleared OTC derivatives as published by the BCBS and the International Organisation of Securities Commission (IOSCO) on 2 September 2013. There has been significant progress in developing rules implementing these margin requirements in many jurisdictions.  Authorities in Asia, the EU and Australia are developing proposals which potentially impact Westpac. The CFTC and US prudential regulators finalised their rules in March 2016 and October 2015 respectively, which will also impact Westpac’s trading.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Reserve Bank of New Zealand (RBNZ) – housing review stage two – residential property investors

The RBNZ concluded stage two of its housing review in 2015 and amended its Capital Adequacy Frameworks to provide for a new asset class treatment for property investor residential mortgage loans. The new classification, which applies to all locally incorporated banks, came into force on 1 November 2015 for new lending. Banks have until 31 October 2016 to re-classify their existing residential loans. The capital requirements for lending to the new property investor residential mortgage class will increase as a higher risk weighting will apply.

RBNZ – New loan to value ratio (LVR) restrictions

Restrictions on high LVR lending are part of the RBNZ’s macro-prudential policy framework and have been in place since October 2013. In May 2015 the RBNZ announced that in response to growing market risk from the Auckland housing market it was proposing changes to its LVR policy. From 1 November 2015 new lending for residential property investment in the Auckland council area where the LVR is greater than 70% cannot exceed 5% of a bank’s new residential mortgage lending for that category, carried out in the measurement period. The initial measurement period is six calendar months and thereafter a period of three calendar months. Similar restrictions apply to other categories of residential mortgage lending. For example, new lending to owner occupiers in Auckland where the LVR is greater than 80% cannot comprise more than 10% of that new residential mortgage lending in the relevant measurement period. In addition, residential mortgage lending in other parts of New Zealand with an LVR greater than 80% is capped at 15% of that new residential mortgage lending.

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RBNZ – Review of outsourcing policy

In August 2015 the RBNZ released a consultation paper proposing revisions to its Outsourcing Policy (BS11). The RBNZ considers that the Outsourcing Policy is closely linked to its Open Bank Resolution (OBR) policy and the proposed changes reflect this. In summary, the RBNZ is proposing to broaden the functionality that a bank would need to continue delivering in the event of statutory management and is proposing three areas where outsourcing to related parties would be prohibited. In this respect the RBNZ is seeking to ensure that the bank has direct ownership and control over certain data that would be required to enable the bank to calculate its financial positions at the end of each business day. In particular it must have its own SWIFT gateway and licence for the processing of transactions, and it should be able to undertake its regulatory reporting using its own data. The RBNZ is also proposing that banks be required to notify the RBNZ about proposals to outsource prior to an agreement being entered into and that a notice of non-objection be obtained in some or all instances. Submissions closed in December 2015. Further communication from the RBNZ is expected in the first half of 2016.

RBNZ Regulatory Stocktake

The RBNZ is undertaking a stocktake of the regulatory framework applying to banks with the aim of improving the efficiency, clarity and consistency of regulatory requirements. One of the key issues being considered is the RBNZ’s off-quarter disclosure requirements. The RBNZ released its first consultation document on potential changes to the prudential regime arising out of the stocktake in July 2015 and published a summary of submissions and its policy decisions in December 2015.  The RBNZ has decided to recommend to the Minister of Finance that the requirement for overseas incorporated registered banks to publish off-quarter disclosure information should be removed.  For locally-incorporated banks it will be consulting on an option which would involve the RBNZ publishing a quarterly electronic ‘dashboard’ of key financial information on individual banks.  The dashboard information would be drawn from statistical and prudential returns that banks submit privately to the RBNZ and would replace the existing off-quarter disclosure statement requirements for these banks.  Consultation on the proposal is expected in the first half of this year.  Any changes to the off-quarter disclosure regime are not expected to take effect before 2017.

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Financial Results Announcement before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, including various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

Westpac is responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by applicable legal and regulatory standards. In Australia, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain

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circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of these reviews can be wide ranging and may result in litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other administrative action by regulators. For example, in April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac intends to defend the proceedings. During the half year ended 31 March 2016, Westpac has received other notices and requests for information from its regulators. Regulatory investigations, litigation, fines, penalties or restrictions or regulator imposed conditions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and trade sanctions. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS continues to refine this framework and APRA is expected to incorporate the majority of these changes into its prudential standards. Further details on the Basel III framework are set out in ‘Significant developments during the half year ended 31 March 2016’.

During the half year ended 31 March 2016, there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes new accounting and reporting standards which have been finalised and global OTC derivatives reform. Other areas of proposed or potential change that could impact us include changes to tax legislation, including dividend imputation, regulation relating to remuneration, consumer protection and competition legislation, privacy and data protection, anti-bribery and corruption, anti-money laundering and counter-terrorism financing laws and trade sanctions. In addition, further changes may occur driven by policy, prudential or political factors. For example, in 2013, the Australian Government commissioned a Financial System Inquiry (FSI) with broad terms of reference. The FSI’s Final Report made 44 recommendations and the Government endorsed the overwhelming majority of them. The Government is now establishing a number of consultation processes to consider detailed implementation. The Australian Government or other regulators may also initiate further reviews, or commissions of inquiry, which could lead to additional regulatory change. The final impact of the FSI and the impact of any additional reviews or inquiries is difficult to predict but may result in further substantial regulatory changes which could have a material impact on our business, prospects, financial performance or financial condition.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability. The powers exercisable by our regulators may also be expanded in the future. For example, on 20 April 2016, the Federal Government announced that it would accelerate the implementation of certain recommendations made by the FSI, including the recommendation that ASIC be granted a product intervention power. Further details on the Federal Government’s reform package are set out in ‘Significant Developments during the half year ended 31 March 2016’.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with the new regulations.

Regulatory changes may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct, (including limiting our ability to provide products and services to certain customers), require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

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For further information refer to ‘Significant developments during the half year ended 31 March 2016’ in this Interim Financial Results Announcement and our 2015 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits and credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains volatile and unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2016, approximately 32% of our total funding originated from domestic and international wholesale markets. Of this, around 60% was sourced outside Australia and New Zealand.  Customer deposits provide around 60% of funding.  Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable or more expensive forms of funding.

Separately, if market conditions deteriorate due to economic, financial, political or other reasons, there may also a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals.  In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk management’ in Note 22 to the financial statements in our 2015 Annual Report.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy including assets of financial institutions such as Westpac.

Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

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Failure to maintain our current credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility and the negative outlook for global economic conditions. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in taxation or buyer concerns about decreases in values.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in commodity prices and broader economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

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An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

We establish provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 22 to the financial statements in our 2015 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as the threat of competition from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 of our 2015 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2015 Annual Report.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk. While we have policies and processes to manage the risk of human error these policies and processes may not always be effective.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail,

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or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance or financial condition.

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services.

Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

Entities within the Group may be involved from time to time in legal proceedings arising from the conduct of their business. The Group’s material contingent liabilities are described in Note 14 in this interim financial report. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2015 Annual Report.

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

While Westpac has systems in place to detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (e.g. vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including government, mining and health) and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

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We could suffer losses due to conduct risk

Conduct risk is the risk arising from unfair or inappropriate behaviour or practices of the Westpac Group or its staff. We are highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event that an employee, contractor or external service provider engages in unfair or inappropriate conduct. This could include losses from a failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. While we have policies and processes to manage employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage the risks to which we are subject, including liquidity risk, credit risk, market risk (such as interest rate, foreign exchange and equity risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk; all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2015 Annual Report.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties, class actions or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

The risk of loss due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

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We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks being greater than expected.

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. Further details on environmental risk factors are discussed above.

In the lenders mortgage insurance business, insurance risk arises primarily from an unexpected downturn in economic conditions. We could also suffer losses if our reinsurance arrangements are not effective.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2016, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives, including acquisitions of businesses. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

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Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is below.

Rounding of amounts

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2016, I declare that to the best of my knowledge and belief, there have been:

a)   no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)   no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney 2 May 2016

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)    the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)    the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

Lindsay Maxsted Chairman	Brian Hartzer Managing Director and Chief Executive Officer

Sydney, Australia
2 May 2016

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Consolidated financial statements

4.2                              Consolidated income statement for the half year ended 31 March 2016

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Interest income	3	16,000	15,764	16,531	1	(3)
Interest expense	3	(8,523)	(8,481)	(9,547)	-	(11)
Net interest income		7,477	7,283	6,984	3	7
Non-interest income	4	2,996	4,362	3,013	(31)	(1)
Net operating income before operating expenses and impairment charges		10,473	11,645	9,997	(10)	5
Operating expenses	5	(4,568)	(5,063)	(4,410)	(10)	4
Impairment charges	10	(667)	(412)	(341)	62	96
Profit before income tax		5,238	6,170	5,246	(15)	-
Income tax expense	6	(1,528)	(1,744)	(1,604)	(12)	(5)
Net profit for the period		3,710	4,426	3,642	(16)	2
Profit attributable to non-controlling interests		(9)	(23)	(33)	(61)	(73)
Net profit attributable to owners of Westpac Banking Corporation		3,701	4,403	3,609	(16)	3
Earnings per share (cents)
Basic	7	112.3	139.4	115.5	(19)	(3)
Diluted	7	109.2	135.3	114.0	(19)	(4)

The above consolidated income statement should be read in conjunction with the accompanying notes.

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Consolidated financial statements

4.3        Consolidated statement of comprehensive income for the half year ended 31 March 2016

Westpac Banking Corporation and its controlled entities

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Net profit for the period	3,710	4,426	3,642	(16)	2
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	(35)	(180)	32	(81)	large
Transferred to income statements	(5)	(55)	(18)	(91)	(72)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(158)	(66)	7	139	large
Transferred to income statements	(6)	(65)	(66)	(91)	(91)
Exchange differences on translation of foreign operations	(235)	(52)	67	large	large
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	10	70	(3)	(86)	large
Cash flow hedging reserve	49	36	18	36	172
Share of associates’ other comprehensive income (net of tax)	(11)	5	-	large	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(33)	131	29	(125)	large
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(86)	260	(149)	(133)	(42)
Other comprehensive income for the period (net of tax)	(510)	84	(83)	large	large
Total comprehensive income for the period	3,200	4,510	3,559	(29)	(10)
Attributable to:
Owners of Westpac Banking Corporation	3,191	4,487	3,526	(29)	(10)
Non-controlling interests	9	23	33	(61)	(73)
Total comprehensive income for the period	3,200	4,510	3,559	(29)	(10)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

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Consolidated financial statements

4.4        Consolidated balance sheet as at 31 March 2016

Westpac Banking Corporation and its controlled entities

$m	Note	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Assets
Cash and balances with central banks		18,811	14,770	14,738	27	28
Receivables due from other financial institutions		13,503	9,583	13,637	41	(1)
Trading securities and financial assets designated at fair value		28,310	27,454	38,329	3	(26)
Derivative financial instruments		39,199	48,173	45,702	(19)	(14)
Available-for-sale securities		56,021	54,833	44,296	2	26
Loans	9	640,687	623,316	605,064	3	6
Life insurance assets		13,540	13,125	12,348	3	10
Regulatory deposits with central banks overseas		1,420	1,309	1,306	8	9
Investments in associates		742	756	-	(2)	-
Property and equipment		1,628	1,592	1,539	2	6
Deferred tax assets		1,511	1,377	1,368	10	10
Goodwill and other intangible assets		11,465	11,574	12,592	(1)	(9)
Other assets		4,923	4,294	5,042	15	(2)
Total assets		831,760	812,156	795,961	2	4
Liabilities
Payables due to other financial institutions		21,205	18,731	15,421	13	38
Deposits and other borrowings	12	494,246	475,328	466,743	4	6
Other financial liabilities at fair value through income statement		7,172	9,226	12,133	(22)	(41)
Derivative financial instruments		51,230	48,304	50,510	6	1
Debt issues		165,065	171,054	168,151	(4)	(2)
Current tax liabilities		235	539	347	(56)	(32)
Life insurance liabilities		11,875	11,559	10,945	3	8
Provisions		1,216	1,489	1,320	(18)	(8)
Deferred tax liabilities		29	55	52	(47)	(44)
Other liabilities		8,489	8,116	8,117	5	5
Total liabilities excluding loan capital		760,762	744,401	733,739	2	4
Loan capital		13,017	13,840	11,905	(6)	9
Total liabilities		773,779	758,241	745,644	2	4
Net assets		57,981	53,915	50,317	8	15
Shareholders’ equity
Share capital:
Ordinary share capital	15	33,155	29,280	27,237	13	22
Treasury shares and RSP treasury shares	15	(450)	(385)	(390)	17	15
Reserves	15	710	1,031	1,283	(31)	(45)
Retained profits		23,756	23,172	21,275	3	12
Total equity attributable to owners of Westpac Banking Corporation		57,171	53,098	49,405	8	16
Non-controlling interests		810	817	912	(1)	(11)
Total shareholders’ equity and non-controlling interests		57,981	53,915	50,317	8	15

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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Interim financial report 2016
Consolidated financial statements

4.5                              Consolidated statement of changes in equity for the half year ended 31 March 2016

Westpac Banking Corporation and its controlled entities

$m	Share Capital (Note 15)	Reserves	Retained Profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling Interests	Total Shareholders’ equity and non-controlling interests
Balance at 1 October 2014	26,639	1,176	20,641	48,456	881	49,337
Net profit for the period	-	-	3,609	3,609	33	3,642
Net other comprehensive income for the period	-	37	(120)	(83)	-	(83)
Total comprehensive income for the period	-	37	3,489	3,526	33	3,559
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(2,855)	(2,855)	-	(2,855)
Dividend reinvestment plan	364	-	-	364	-	364
Other equity movements
Share based payment arrangements	-	86	-	86	-	86
Exercise of employee share options and rights	14	-	-	14	-	14
Purchase of shares (net of issue costs)	(84)	-	-	(84)	-	(84)
(Acquisition)/Disposal of treasury shares	(86)	-	-	(86)	-	(86)
Other	-	(16)	-	(16)	(2)	(18)
Total contributions and distributions	208	70	(2,855)	(2,577)	(2)	(2,579)
Balance at 31 March 2015	26,847	1,283	21,275	49,405	912	50,317
Net profit for the period	-	-	4,403	4,403	23	4,426
Net other comprehensive income for the period	-	(307)	391	84	-	84
Total comprehensive income for the period	-	(307)	4,794	4,487	23	4,510
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(2,897)	(2,897)	-	(2,897)
Dividend reinvestment plan	1,048	-	-	1,048	-	1,048
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Other equity movements
Share based payment arrangements	-	55	-	55	-	55
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(7)	-	-	(7)	-	(7)
(Acquisition)/Disposal of treasury shares	5	-	-	5	-	5
Disposal of controlled entities	-	-	-	-	(105)	(105)
Other	-	-	-	-	(13)	(13)
Total contributions and distributions	2,048	55	(2,897)	(794)	(118)	(912)
Balance at 30 September 2015	28,895	1,031	23,172	53,098	817	53,915
Net profit for the period	-	-	3,701	3,701	9	3,710
Net other comprehensive income for the period	-	(391)	(119)	(510)	-	(510)
Total comprehensive income for the period	-	(391)	3,582	3,191	9	3,200
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(2,998)	(2,998)	-	(2,998)
Dividend reinvestment plan	410	-	-	410	-	410
Share entitlement offer	3,510	-	-	3,510	-	3,510
Other equity movements
Share based payment arrangements	-	70	-	70	-	70
Exercise of employee share options and rights	1	-	-	1	-	1
Purchase of shares (net of issue costs)	(46)	-	-	(46)	-	(46)
(Acquisition)/Disposal of treasury shares	(65)	-	-	(65)	-	(65)
Other	-	-	-	-	(16)	(16)
Total contributions and distributions	3,810	70	(2,998)	882	(16)	866
Balance at 31 March 2016	32,705	710	23,756	57,171	810	57,981

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

[1] 2016 comprises 2015 final dividend 94 cents (2015: 2015 interim dividend 93 cents and 2014 final dividend 92 cents), all fully franked at 30%.

Westpac Group 2016 Interim Results Announcement | 85

Interim financial report 2016
Consolidated financial statements

4.6                              Consolidated cash flow statement for the half year ended 31 March 2016

Westpac Banking Corporation and its controlled entities

					% Mov’t	% Mov’t
$m	Note	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Cash flows from operating activities
Interest received		15,878	15,932	16,445	-	(3)
Interest paid		(8,747)	(8,688)	(9,631)	1	(9)
Dividends received excluding life business		22	5	7	large	large
Other non-interest income received		2,696	2,422	2,867	11	(6)
Operating expenses paid		(4,479)	(3,511)	(3,991)	28	12
Income tax paid excluding life business		(1,847)	(1,587)	(1,735)	16	6
Life business:
Receipts from policyholders and customers		897	1,032	889	(13)	1
Interest and other items of similar nature		15	6	27	150	(44)
Dividends received		106	221	107	(52)	(1)
Payments to policyholders and suppliers		(767)	(831)	(923)	(8)	(17)
Income tax paid		(53)	(56)	(48)	(5)	10
Cash flows from operating activities before changes in operating assets and liabilities		3,721	4,945	4,014	(25)	(7)
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		(614)	11,435	10,103	(105)	(106)
Loans		(20,048)	(20,781)	(18,788)	(4)	7
Receivables due from other financial institutions		(4,681)	4,350	(5,350)	large	(13)
Life insurance assets and liabilities		(102)	(182)	(9)	(44)	large
Regulatory deposits with central banks overseas		(237)	125	372	large	(164)
Derivative financial instruments		3,391	1,481	10,249	129	(67)
Other assets		(256)	313	(218)	(182)	17
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		(2,039)	(2,861)	(7,166)	(29)	(72)
Deposits and other borrowings		22,697	8,425	101	169	large
Payables due to other financial institutions		2,926	2,563	(3,757)	14	(178)
Other liabilities		249	159	(64)	57	large
Net cash provided by/(used in) operating activities	16	5,007	9,972	(10,513)	(50)	(148)
Cash flows from investing activities
Proceeds from available-for-sale securities		13,721	6,259	2,212	119	large
Purchase of available-for-sale securities		(15,054)	(17,430)	(9,121)	(14)	65
Purchase of intangible assets		(271)	(355)	(275)	(24)	(1)
Purchase of property and equipment		(207)	(416)	(261)	(50)	(21)
Proceeds from disposal of property and equipment		23	7	17	large	35
Proceeds from disposal of controlled entities, net of cash disposed	16	(46)	648	-	(107)	-
Net cash (used in)/provided by investing activities		(1,834)	(11,287)	(7,428)	(84)	(75)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		840	1,630	614	(48)	37
Redemption of loan capital		(1,424)	-	-	-	-
Net increase/(decrease) in debt issues		1,395	(503)	7,329	large	(81)
Proceeds from share placement		3,510	-	-	-	-
Dividend reinvestment plan underwrite		-	1,000	-	(100)	-
Proceeds from exercise of employee options		1	2	14	(50)	(93)
Purchase of shares on exercise of employee options and rights		(21)	(7)	(66)	200	(68)
Shares purchased for delivery of employee share plan		(27)	-	(27)	-	-
Purchase of RSP treasury shares		(61)	(4)	(65)	large	(6)
Net sale/(purchase) of other treasury shares		(4)	9	(21)	(144)	(81)
Payment of dividends		(2,588)	(1,849)	(2,491)	40	4
Payment of distributions to non-controlling interests		(16)	(34)	(18)	(53)	(11)
Net cash provided by/(used in) financing activities		1,605	244	5,269	large	(70)
Net increase/(decrease) in cash and cash equivalents		4,778	(1,071)	(12,672)	large	(138)
Effect of exchange rate changes on cash and cash equivalents		(737)	1,103	1,650	(167)	(145)
Cash and cash equivalents as at the beginning of the period		14,770	14,738	25,760	-	(43)
Cash and cash equivalents as at the end of the period		18,811	14,770	14,738	27	28

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash (used in)/provided by operating activities to net profit are provided in Note 16.

86 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

4.7                              Notes to the consolidated financial statements

Note 1. Basis of preparation of interim financial report

This general purpose interim financial report for the half year ended 31 March 2016 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 which ensures compliance with International Accounting Standard IAS 34 Interim Financial Reporting.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual financial report for the year ended 30 September 2015 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports.

The interim financial report was authorised for issue by the Board of Directors on 2 May 2016.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Amendments to Accounting Standards effective this period

No amendments were adopted during the period.

Critical accounting estimates and significant judgments

In preparing the interim financial report, the application of the Group’s accounting policies requires the use of judgments, estimates and assumptions.

The areas of judgment, estimates and assumptions in the interim financial report, including the key sources of estimation uncertainty, are consistent with those in the annual financial report for the year ended 30 September 2015.

Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) will replace AASB 139 Financial Instruments: Recognition and Measurement. It includes a revised classification and measurement model, a forward looking ‘expected credit loss’ impairment model and modifies the approach to hedge accounting. Unless early adopted the standard is effective for the 30 September 2019 financial year end. The major changes under the standard are:

●      replaces the multiple classification and measurement models in AASB 139 with a single model that has three classification categories: amortised cost, fair value through profit or loss and fair value through other comprehensive income;

●      a financial asset can only be measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

●      if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

●      requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required. For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required;

●      interest is calculated on the gross carrying amount of a financial assets, except where the asset is credit impaired;

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Interim financial report 2016
Notes to the consolidated financial statements

Note 1. Basis of preparation of interim financial report (continued)

●      there will be no separation of an embedded derivative where the instrument is a financial asset;

●      equity instruments must be measured at fair value, however an entity can elect on initial recognition to present the fair value changes on non-trading equity investments directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss;

●      if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value;

●      where the fair value option is used for valuing financial liabilities the change in fair value relating to credit risk is presented in other comprehensive income, except where it would create an accounting mismatch. If such a mismatch is created or enlarged, all changes in fair value (including the effects of changes in the credit risk) is recognised in profit or loss. The Group early adopted this amendment from 1 October 2013; and

●      aligns hedge accounting more closely with risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

The Group is in the process of assessing the full impact of the application of AASB 9.  The financial impact on the financial statements has not yet been determined.

AASB 15 Revenue from Contracts with Customers was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

AASB 16 Leasing was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The main changes under the standard are:

●      all operating leases of greater than 12 months duration will be required to be presented on balance sheet. The net present value of these leases will be recognised as an asset and a liability; and

●      all leases on balance sheet will give rise to a combination of interest expense on the lease liability and amortisation of the lease asset.

The impact of the standard will be determined by the level of operating lease commitments greater than 12 months duration at adoption and is not yet practicable to determine.

AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 was issued on 23 March 2016 and will be effective for the 30 September 2018 year end unless early adopted. Comparatives are not required on first application. The standard requires additional disclosures regarding both cash and non-cash changes in liabilities arising from financing activities. The standard is not expected to have a material impact on the Group.

88 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 2. Segment reporting

Segment results are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.

In assessing financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘cash earnings’.

Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments include both cash and non-cash items. Cash earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

Although Westpac announced on 10 June 2015 a new operating structure to better align the Group’s divisional structure to customer segments, up to 30 September 2015 the accounting and financial performance continued to be reported (both internally and externally) on the basis of the previous structure. The new operating structure has seen the Group’s Australian retail and business banking operations reorganised under two divisions, Consumer Bank and Business Bank.  A key rationale for the change has been to improve accountability for the end-to-end customer experience while maintaining the Group’s unique portfolio of brands.

In 2015, Westpac also commenced the sale of certain Pacific Island operations. In light of this change, Westpac Pacific will no longer be reported separately. Its results are now included under Westpac Institutional Bank consistent with its line of reporting.

Revisions to expense allocations and cost of funds transfer pricing

Consistent with Westpac’s objective of improving divisional accountability, the Group has also adjusted its expense allocation methodology and cost of funds transfer pricing, as outlined below.

Expense allocation

Internal expense allocation methodologies have been adjusted to increase the responsibility of the Group’s divisions for expenses that they control. This will see changes to some cost allocations (particularly related to resource usage and investment) and it will also see a higher portion of Group costs (mostly relating to finance, HR and risk functions) retained in the Group Businesses division.

Cost of funds transfer pricing changes

Following implementation of the Liquidity Coverage Ratio and other changes to the management of the balance sheet, the Group has adjusted its cost of funds transfer pricing. The changes include:

●      improved allocation of liquidity costs to better reflect the funding mix and deposit quality of divisions; and

●      changes to the allocation of wholesale funding costs to divisions, including incorporating the credit costs associated with Tier 1 and Tier 2 capital instruments.

The net impact of expense and cost of funds transfer pricing changes has led to a smaller contribution from the Group Businesses division and Westpac Institutional Bank, and larger contributions from Consumer Bank and Business Bank.

The comparative restatements impact all divisional results but have no impact on the Group’s reported results or cash earnings.

Westpac Group 2016 Interim Results Announcement | 89

Interim financial report 2016
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

The tables below present the segment results on a cash earnings basis for the Group:

	Half Year March 16
$m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	3,554	1,963	246	784	773	333	7,653
Non-interest income	416	549	963	815	225	(2)	2,966
Net operating income before operating expenses and impairment charges	3,970	2,512	1,209	1,599	998	331	10,619
Operating expenses	(1,637)	(896)	(565)	(669)	(422)	(230)	(4,419)
Impairment charges	(269)	(204)	(2)	(178)	(8)	(6)	(667)
Profit before income tax	2,064	1,412	642	752	568	95	5,533
Income tax expense	(620)	(424)	(190)	(232)	(158)	4	(1,620)
Net profit attributable to non-controlling interests	-	-	-	(3)	-	(6)	(9)
Cash earnings for the period	1,444	988	452	517	410	93	3,904
Net cash earnings adjustments	(58)	(5)	(16)	-	(2)	(122)	(203)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,386	983	436	517	408	(29)	3,701
Total assets	340,372	153,044	36,774	124,111	73,250	104,209	831,760
Total liabilities	178,324	113,012	36,661	127,593	65,446	252,743	773,779

	Half Year Sept 15
$m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	3,312	1,906	236	801	791	259	7,305
Non-interest income	464	537	1,068	849	228	69	3,215
Net operating income before operating expenses and impairment charges	3,776	2,443	1,304	1,650	1,019	328	10,520
Operating expenses	(1,578)	(880)	(628)	(679)	(412)	(204)	(4,381)
Impairment charges	(227)	(187)	-	15	(14)	1	(412)
Profit before income tax	1,971	1,376	676	986	593	125	5,727
Income tax expense	(591)	(414)	(204)	(292)	(158)	(2)	(1,661)
Net profit attributable to non-controlling interests	-	-	(11)	(4)	(2)	(7)	(24)
Cash earnings for the period	1,380	962	461	690	433	116	4,042
Net cash earnings adjustments	(58)	(5)	(13)	-	-	437	361
Net profit for the period attributable to owners of Westpac Banking Corporation	1,322	957	448	690	433	553	4,403
Total assets	328,566	149,346	35,813	127,316	71,538	99,577	812,156
Total liabilities	175,247	108,589	37,168	127,600	63,490	246,147	758,241

90 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

	Half Year March 15
$m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	3,084	1,861	209	837	761	182	6,934
Non-interest income	476	531	1,124	729	229	(3)	3,086
Net operating income before operating expenses and impairment charges	3,560	2,392	1,333	1,566	990	179	10,020
Operating expenses	(1,535)	(851)	(658)	(640)	(396)	(174)	(4,254)
Impairment charges	(251)	(86)	4	23	(30)	(1)	(341)
Profit before income tax	1,774	1,455	679	949	564	4	5,425
Income tax expense	(534)	(438)	(205)	(292)	(155)	11	(1,613)
Net profit attributable to non-controlling interests	-	-	(21)	(4)	(1)	(8)	(34)
Cash earnings for the period	1,240	1,017	453	653	408	7	3,778
Net cash earnings adjustments	(58)	(5)	(10)	-	-	(96)	(169)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,182	1,012	443	653	408	(89)	3,609
Total assets	318,977	143,446	34,500	128,018	74,977	96,043	795,961
Total liabilities	166,085	109,299	36,728	130,671	65,917	236,944	745,644

Reconciliation of reported results to cash earnings

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov't Mar 16 - Sept 15	% Mov't Mar 16 - Mar 15
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,701	4,403	3,609	(16)	3
Partial sale of BTIM	-	(665)	-	(100)	-
Capitalised technology cost balances	-	354	-	(100)	-
Amortisation of intangible assets	79	76	73	4	8
Acquisition, transaction and integration expenses	7	31	35	(77)	(80)
Lloyds tax adjustments	-	(64)	-	(100)	-
Fair value (gain)/loss on economic hedges	83	(59)	26	large	large
Ineffective hedges	26	2	(1)	large	large
Treasury shares	8	(36)	37	(122)	(78)
Buyback of government guaranteed debt	-	-	(1)	-	(100)
Total cash earnings adjustments (post-tax)	203	(361)	169	(156)	20
Cash earnings	3,904	4,042	3,778	(3)	3

Westpac Group 2016 Interim Results Announcement | 91

Interim financial report 2016
Notes to the consolidated financial statements

Note 3. Net interest income

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Interest income
Cash and balances with central banks	109	99	120	10	(9)
Receivables due from other financial institutions	46	33	54	39	(15)
Net ineffectiveness on qualifying hedges	(37)	(7)	(6)	large	large
Trading securities and financial assets designated at fair value	362	428	604	(15)	(40)
Available-for-sale securities	899	852	782	6	15
Loans	14,602	14,348	14,959	2	(2)
Regulatory deposits with central banks overseas	5	(1)	13	large	(62)
Other interest income	14	12	5	17	180
Total interest income	16,000	15,764	16,531	1	(3)
Interest expense
Payables due to other financial institutions	(176)	(142)	(162)	24	9
Deposits and other borrowings	(4,748)	(4,921)	(5,748)	(4)	(17)
Trading liabilities	(1,410)	(1,070)	(1,405)	32	-
Debt issues	(1,829)	(1,993)	(1,915)	(8)	(4)
Loan capital	(284)	(275)	(260)	3	9
Other interest expense	(76)	(80)	(57)	(5)	33
Total interest expense	(8,523)	(8,481)	(9,547)	-	(11)
Net interest income	7,477	7,283	6,984	3	7

92 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 4. Non-interest income

$m	Note	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Fees and commissions
Facility fees		648	676	666	(4)	(3)
Transaction fees and commissions received		579	606	641	(4)	(10)
Other non-risk fee income		148	182	171	(19)	(13)
Total fees and commissions		1,375	1,464	1,478	(6)	(7)
Wealth management and insurance income
Life insurance and funds management net operating income		802	974	1,059	(18)	(24)
General insurance and lenders mortgage insurance net operating income		120	108	87	11	38
Total wealth management and insurance income		922	1,082	1,146	(15)	(20)
Trading income[1]
Foreign exchange income		417	385	323	8	29
Other trading products		193	154	102	25	89
Total trading income		610	539	425	13	44
Other income
Dividends received from other entities		4	5	7	(20)	(43)
Net gain on disposal of assets		1	88	15	(99)	(93)
Net gain/(loss) on ineffective hedges		-	1	1	(100)	(100)
Net gain/(loss) on hedging overseas operations		(5)	5	(6)	(200)	(17)
Net gain/(loss) on derivatives held for risk management purposes[2]		5	90	(117)	(94)	(104)
Net gain/(loss) on financial instruments designated at fair value		(10)	(3)	(7)	large	43
Gain on disposal of controlled entities	16	5	1,041	-	large	-
Rental income on operating leases		51	31	23	65	122
Share of associates net profit		20	5	-	large	-
Other		18	14	48	29	(63)
Total other income		89	1,277	(36)	(93)	large
Total non-interest income		2,996	4,362	3,013	(31)	(1)

[1]  Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

[2]  Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings where hedge accounting is not achieved.

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Interim financial report 2016
Notes to the consolidated financial statements

Note 5. Operating expenses

$m	Half Year March 16	Half Year Sept 15	Half Year March 15[1]	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Salaries and other staff expenses
Employee remuneration, entitlements and on-costs	2,005	2,024	2,070	(1)	(3)
Superannuation expense	188	179	183	5	3
Equity based compensation	67	87	87	(23)	(23)
Restructuring costs	44	59	15	(25)	193
Total salaries and other staff expenses	2,304	2,349	2,355	(2)	(2)
Equipment and occupancy expenses
Operating lease rentals	306	305	281	-	9
Depreciation of property and equipment	134	118	111	14	21
Other	71	63	76	13	(7)
Total equipment and occupancy expenses	511	486	468	5	9
Technology expenses
Depreciation and impairment of IT equipment	70	104	66	(33)	6
Amortisation and impairment of software assets	271	794	257	(66)	5
Software maintenance and licenses	138	114	107	21	29
Technology services	308	295	280	4	10
Data processing	35	33	34	6	3
Telecommunications	95	115	89	(17)	7
Total technology expenses	917	1,455	833	(37)	10
Other expenses
Amortisation and impairment of intangible assets and deferred expenditure	108	110	111	(2)	(3)
Non-lending losses	40	46	28	(13)	43
Credit card loyalty programs	76	63	71	21	7
Professional services	365	330	285	11	28
Postage and stationery	103	103	101	-	2
Advertising	84	68	82	24	2
Other expenses	60	53	76	13	(21)
Total other expenses	836	773	754	8	11
Operating expenses	4,568	5,063	4,410	(10)	4

[1] The presentation of the operating expenses has been revised to better reflect the nature of our business and we have revised comparatives for consistency.

94 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense for the half year is reconciled to the profit before income tax as follows:

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Profit before income tax	5,238	6,170	5,246	(15)	-
Prima facie income tax based on the Australian company tax rate of 30%	1,571	1,851	1,574	(15)	-
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Dividend adjustments	(2)	5	6	(140)	(133)
Life insurance:
Tax adjustment on policyholder earnings	(7)	(39)	39	(82)	(118)
Adjustment for life business tax rates	-	(1)	(3)	(100)	(100)
Hybrid capital distributions	22	22	24	-	(8)
Other non-assessable items	(6)	(39)	(13)	(85)	(54)
Other non-deductible items	15	12	13	25	15
Adjustment for overseas tax rates	(13)	(13)	(14)	-	(7)
Income tax (over)/under provided in prior periods	(61)	(62)	(26)	(2)	135
Other items	9	8	4	13	125
Total income tax expense in the income statement	1,528	1,744	1,604	(12)	(5)
Effective income tax rate	29.2%	28.3%	30.6%	90bps	(140bps)

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Interim financial report 2016
Notes to the consolidated financial statements

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to equity holders, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted EPS is calculated by adjusting the earnings and the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Half Year March 16		Half Year Sept 15		Half Year March 15
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	3,701	3,701	4,403	4,403	3,609	3,609
Restricted Share Plan (RSP) treasury shares distributions[1]	(2)	-	(4)	-	(2)	-
Distributions relating to convertible loan capital instruments	-	108	-	91	-	92
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	3,699	3,809	4,399	4,494	3,607	3,701
Weighted average number of ordinary shares (millions)[2]
Weighted average number of ordinary shares	3,303	3,303	3,168	3,168	3,131	3,131
Effect of own shares held	(9)	(9)	(11)	(11)	(9)	(9)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	4	-	6	-	5
Convertible loan capital instruments	-	189	-	160	-	120
Total weighted average number of ordinary shares	3,294	3,487	3,157	3,323	3,122	3,247
Earnings per ordinary share (cents)[2]	112.3	109.2	139.4	135.3	115.5	114.0

[1]  While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

[2]  Comparative information has been restated to incorporate the bonus element of the share entitlement offer in the weighted average number of ordinary shares.

96 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 8. Average balance sheet and interest rates

	Half Year 31 March 2016			Half Year 30 September 2015			Half Year 31 March 2015
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Assets
Interest earning assets
Receivables due from other financial institutions	11,119	46	0.8	10,527	33	0.6	9,282	54	1.2
Trading securities and other financial assets designated at fair value	27,233	362	2.7	30,216	428	2.8	43,141	604	2.8
Available-for-sale securities	53,357	899	3.4	46,650	852	3.6	37,124	782	4.2
Regulatory deposits with central banks overseas	1,161	5	0.9	1,069	(1)	(0.2)	1,225	13	2.1
Loans and other receivables[1]	621,986	14,688	4.7	600,569	14,452	4.8	587,796	15,078	5.1
Total interest earning assets and interest income	714,856	16,000	4.5	689,031	15,764	4.6	678,568	16,531	4.9
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,077			2,249			1,689
Derivative financial instruments	47,210			50,706			48,087
Life insurance assets	13,212			12,203			10,974
All other assets	56,380			53,347			50,503
Total non-interest earning assets	118,879			118,505			111,253
Total assets	833,735			807,536			789,821

Liabilities
Interest bearing liabilities
Payables due to other financial institutions	19,617	176	1.8	17,739	142	1.6	17,942	162	1.8
Deposits and other borrowings	446,942	4,748	2.1	432,686	4,921	2.3	434,347	5,748	2.7
Loan capital	13,240	284	4.3	12,173	275	4.5	11,106	260	4.7
Other interest bearing liabilities	180,952	3,315	3.7	180,637	3,143	3.5	174,612	3,377	3.9
Total interest bearing liabilities and interest expense	660,751	8,523	2.6	643,235	8,481	2.6	638,007	9,547	3.0
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	40,664			36,287			32,783
Derivative financial instruments	54,632			54,506			49,095
Life insurance policy liabilities	11,520			10,589			9,478
All other liabilities	10,223			11,274			11,681
Total non-interest bearing liabilities	117,039			112,656			103,037
Total liabilities	777,790			755,891			741,044
Shareholders’ equity	55,180			50,794			47,920
Non-controlling interests	765			851			857
Total equity	55,945			51,645			48,777
Total liabilities and equity	833,735			807,536			789,821

Loans and other receivables[1]
Australia	525,822	12,632	4.8	508,165	12,341	4.8	496,752	12,939	5.2
New Zealand	66,209	1,817	5.5	63,659	1,888	5.9	63,037	1,930	6.1
Other overseas	29,955	239	1.6	28,745	223	1.5	28,007	209	1.5

Deposits and other borrowings
Australia	371,741	3,955	2.1	357,686	4,018	2.2	356,709	4,797	2.7
New Zealand	46,539	669	2.9	45,715	798	3.5	45,394	845	3.7
Other overseas	28,662	124	0.9	29,285	105	0.7	32,244	106	0.7

[1] Other receivables include other assets, cash and balances held with central banks.

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Interim financial report 2016
Notes to the consolidated financial statements

Note 9. Loans

$m	Note	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015[1]	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Australia
Housing		390,823	375,848	362,779	4	8
Personal (loans and cards)		22,879	22,234	21,952	3	4
Business		148,700	145,481	139,677	2	6
Margin lending		1,963	1,980	1,924	(1)	2
Other		122	112	118	9	3
Total Australia		564,487	545,655	526,450	3	7
New Zealand
Housing		39,154	38,351	39,990	2	(2)
Personal (loans and cards)		1,791	1,800	1,856	(1)	(4)
Business		24,362	23,485	24,277	4	-
Other		93	93	103	-	(10)
Total New Zealand		65,400	63,729	66,226	3	(1)
Other overseas
Trade finance		2,990	5,639	5,767	(47)	(48)
Other		11,177	11,321	9,821	(1)	14
Total other overseas		14,167	16,960	15,588	(16)	(9)
Total loans		644,054	626,344	608,264	3	6
Provisions on loans	10	(3,367)	(3,028)	(3,200)	11	5
Total net loans[2]		640,687	623,316	605,064	3	6

[1]      The presentation of loans have been revised to better reflect the nature of our business and we have revised comparatives for consistency.

[2]      Total net loans include securitised loans of $9,862 million as at 31 March 2016 ($11,567 million as at 30 September 2015 and $12,149 million as at 31 March 2015). The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

98 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 10. Provisions for impairment charges

$m	Half Year March 16	Half Year Sept 15	Half Year March 15
Collectively assessed provisions
Balance at beginning of the period	2,663	2,699	2,614
Net provisions raised	370	349	266
Write-offs	(418)	(463)	(330)
Interest adjustment	97	92	98
Exchange rate and other adjustments	5	(14)	51
Closing balance	2,717	2,663	2,699
Individually assessed provisions
Balance at beginning of the period	669	806	867
Provisions raised	471	273	293
Write-backs	(82)	(142)	(155)
Write-offs	(99)	(241)	(204)
Interest adjustment	(4)	(10)	(12)
Exchange rate and other adjustments	(3)	(17)	17
Closing balance	952	669	806
Total provisions for impairment charges on loans and credit commitments	3,669	3,332	3,505
Less: provisions for credit commitments	(302)	(304)	(305)
Total provisions for impairment charges on loans	3,367	3,028	3,200

$m	Half Year March 16	Half Year Sept 15	Half Year March 15
Reconciliation of impairment charges
Individually assessed provisions raised	471	273	293
Write-backs	(82)	(142)	(155)
Recoveries	(92)	(68)	(63)
Collectively assessed provisions raised	370	349	266
Impairment charges	667	412	341

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Interim financial report 2016
Notes to the consolidated financial statements

Note 11. Credit quality

Impaired assets

	Australia			New Zealand			Other Overseas			Total
$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Non-Performing loans:
Gross amount	1,726	1,220	1,281	297	348	502	80	25	47	2,103	1,593	1,830
Impairment provisions[1]	(841)	(572)	(641)	(100)	(104)	(160)	(33)	(13)	(29)	(974)	(689)	(830)
Net	885	648	640	197	244	342	47	12	18	1,129	904	1,000

Restructured loans:
Gross amount	13	22	25	17	17	-	2	-	3	32	39	28
Impairment provisions[1]	(11)	(12)	(12)	(5)	(4)	-	(1)	-	(1)	(17)	(16)	(13)
Net	2	10	13	12	13	-	1	-	2	15	23	15

Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross amount	341	252	273	11	10	16	-	1	1	352	263	290
Impairment provisions[1]	(186)	(164)	(172)	(8)	(7)	(11)	-	(1)	(1)	(194)	(172)	(184)
Net	155	88	101	3	3	5	-	-	-	158	91	106

Total impaired assets:
Gross amount	2,080	1,494	1,579	325	375	518	82	26	51	2,487	1,895	2,148
Impairment provisions[1]	(1,038)	(748)	(825)	(113)	(115)	(171)	(34)	(14)	(31)	(1,185)	(877)	(1,027)
Net	1,042	746	754	212	260	347	48	12	20	1,302	1,018	1,121

[1] Includes individually assessed provisions and collectively assessed provisions on impaired assets.

100 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 11. Credit quality (continued)

Movement in gross impaired assets1

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Balance as at beginning of period	1,895	2,148	2,340	(12)	(19)
New and increased	1,078	633	607	70	78
Write-offs	(517)	(704)	(534)	(27)	(3)
Returned to performing or repaid	(407)	(542)	(726)	(25)	(44)
Portfolio managed - new/increased/returned/repaid	456	391	423	17	8
Exchange rate and other adjustments	(18)	(31)	38	(42)	(147)
Balance as at period end	2,487	1,895	2,148	31	16

Items past 90 days and not impaired

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Australia
Housing products	2,058	1,555	1,577	32	31
Other products	471	594	626	(21)	(25)
Total Australia	2,529	2,149	2,203	18	15
New Zealand
Housing products	71	69	105	3	(32)
Other products	59	61	71	(3)	(17)
Other overseas	10	13	22	(23)	(55)
Total overseas	140	143	198	(2)	(29)
Total	2,669	2,292	2,401	16	11

[1] Movement represents a six month period.

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Interim financial report 2016
Notes to the consolidated financial statements

Note 12. Deposits and other borrowings

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Australia
Certificates of deposit	32,615	32,156	30,889	1	6
Non-interest bearing, repayable at call	35,885	33,030	29,197	9	23
Other interest bearing at call	205,911	209,755	196,292	(2)	5
Other interest bearing term	135,919	122,071	128,352	11	6
Total Australia	410,330	397,012	384,730	3	7
New Zealand
Certificates of deposit	942	974	1,428	(3)	(34)
Non-interest bearing, repayable at call	4,027	3,671	3,770	10	7
Other interest bearing at call	22,820	21,735	22,102	5	3
Other interest bearing term	22,674	21,863	24,559	4	(8)
Total New Zealand	50,463	48,243	51,859	5	(3)
Overseas
Certificates of deposit	18,721	15,054	14,175	24	32
Non-interest bearing, repayable at call	892	1,009	1,105	(12)	(19)
Other interest bearing at call	1,532	1,752	1,632	(13)	(6)
Other interest bearing term	12,308	12,258	13,242	-	(7)
Total overseas	33,453	30,073	30,154	11	11
Total deposits and other borrowings	494,246	475,328	466,743	4	6
Deposits and other borrowings at fair value	49,071	46,239	44,570	6	10
Deposits and other borrowings at amortised cost	445,175	429,089	422,173	4	5
Total deposits and other borrowings	494,246	475,328	466,743	4	6

102 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group’s control environment uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the party that undertakes the transaction. This framework formalises the policies and procedures used by the Group to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

A key element of the Fair Valuation Control Framework is the Revaluation Committee, comprising senior valuation experts from within the Group. The Revaluation Committee review the application of the agreed policies and procedures to assess that a fair value measurement basis is applied.

The method of determining fair value according to the Fair Valuation Control Framework differs depending on the information available.

Fair value hierarchy

The Group categorises all fair value instruments according to the following hierarchy:

●     Level 1

Financial instruments valued using recent unadjusted quoted prices in active markets for identical assets or liabilities. An active market is one in which prices are readily and regularly available and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Valuation of Level 1 instruments require little or no management judgment.

Financial instruments in this class include Commonwealth of Australia and New Zealand government bonds, spot and exchange traded derivatives for equities, foreign exchange, commodities and interest rate products.

●     Level 2

Valuation techniques utilising observable market prices applied to these assets or liabilities include the use of market standard discounting methodologies, option pricing models and other valuation techniques widely used and accepted by market participants.

The financial instruments included in this category are mainly Over the Counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments in the Level 2 category include:

-      non-derivative instruments – including government bonds (excluding Australian and New Zealand government bonds), Australian state government bonds, corporate fixed rate bonds and floating rate bonds; and

-      derivatives – including interest rate swaps, interest rate futures, credit default swaps, foreign exchange swaps, foreign exchange futures and forwards, foreign exchange options and equity options.

●     Level 3

Financial instruments valued using at least one input that could have a significant effect on the instrument’s valuation which is not based on observable market data (unobservable input). Unobservable inputs are those not readily available in an active market due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historic transactions.

These valuations are calculated using a high degree of management judgment.

Financial instruments in the Level 3 category include some asset-backed products and non-Australian dollar-denominated government securities issued by governments where there are no observable secondary markets.

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

Westpac Group 2016 Interim Results Announcement | 103

Interim financial report 2016
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

	As at 31 March 2016				As at 30 Sept 2015				As at 31 March 2015
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	2,585	24,835	890	28,310	2,446	24,001	1,007	27,454	2,905	34,187	1,237	38,329
Derivative financial instruments	19	39,139	41	39,199	39	48,090	44	48,173	29	45,629	44	45,702
Available-for-sale securities	1,680	53,556	752	55,988	2,071	51,811	918	54,800	2,119	41,051	1,108	44,278
Loans	-	6,282	-	6,282	-	7,076	-	7,076	-	8,392	-	8,392
Life insurance assets	4,796	8,744	-	13,540	4,560	8,565	-	13,125	5,185	7,163	-	12,348
Regulatory deposits with central banks overseas	-	1,050	-	1,050	-	945	-	945	-	932	-	932
Total assets carried at fair value[1]	9,080	133,606	1,683	144,369	9,116	140,488	1,969	151,573	10,238	137,354	2,389	149,981
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	49,071	-	49,071	-	46,239	-	46,239	-	44,570	-	44,570
Other financial liabilities at fair value through income statement	280	6,892	-	7,172	414	8,812	-	9,226	326	11,807	-	12,133
Derivative financial instruments	19	51,188	23	51,230	35	48,230	39	48,304	29	50,406	75	50,510
Debt issues at fair value	-	6,774	22	6,796	-	9,300	18	9,318	-	10,250	18	10,268
Life insurance liabilities	1,022	10,853	-	11,875	775	10,784	-	11,559	965	9,980	-	10,945
Total liabilities carried at fair value	1,321	124,778	45	126,144	1,224	123,365	57	124,646	1,320	127,013	93	128,426

[1] Comparatives have been revised for consistency.

104 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels

During the period there were no material transfers between levels of the fair value hierarchy. Transfers into or out of Level 3 are discussed in the following table.

The table below summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 16
$m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
Balance as at 1 October 2015	1,007	44	918	1,969	39	18	57

Gains/(losses) on assets and (gains)/losses on liabilities recognised in:
Income statements	(4)	(6)	-	(10)	(8)	4	(4)
Available-for-sale reserve	-	-	-	-	-	-	-
Acquisitions and issues	28	12	1,921	1,961	5	-	5
Disposals and settlements	(116)	(8)	(1,958)	(2,082)	(9)	-	(9)
Transfers into or out of non-market observables	-	(1)	-	(1)	(4)	-	(4)

Foreign currency translation impacts	(25)	-	(129)	(154)	-	-	-
Balance as at 31 March 2016	890	41	752	1,683	23	22	45
Unrealised gains/(losses) recognised in the income statement for financial instrument held as at 31 March 2016	(7)	(6)	-	(13)	(3)	-	(3)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for the period was $6 million (30 September 2015: $6 million profit).

Westpac Group 2016 Interim Results Announcement | 105

Interim financial report 2016
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Financial instruments not measured at fair value

The following table summarises the estimated fair value of financial instruments not measured at fair value for the Group:

	As at 31 March 2016		As at 30 Sept 2015		As at 31 March 2015
$m	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets not measured at fair value
Cash and balances with central banks	18,811	18,811	14,770	14,770	14,738	14,738
Receivables due from other financial institutions	13,503	13,503	9,583	9,583	13,637	13,637
Available-for-sale securities	33	33	33	33	18	18
Loans	634,405	635,064	616,240	617,250	596,672	597,380
Regulatory deposits with central banks overseas	370	370	364	364	374	374
Other financial assets	3,545	3,545	3,077	3,077	3,910	3,910
Total financial assets[1]	670,667	671,326	644,067	645,077	629,349	630,057
Financial liabilities not measured at fair value
Payables due to other financial institutions	21,205	21,205	18,731	18,731	15,421	15,421
Deposits and other borrowings	445,175	445,997	429,089	430,029	422,173	422,910
Debt issues	158,269	158,627	161,736	162,107	157,883	159,366
Loan capital	13,017	12,574	13,840	13,495	11,905	11,897
Other financial liabilities	7,104	7,104	6,861	6,861	6,563	6,563
Total financial liabilities	644,770	645,507	630,257	631,223	613,945	616,157

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 23 of the Group’s annual financial statements for the year ended 30 September 2015.

[1] Comparatives have been revised for consistency.

106 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party is represented by the contract or notional amount of those financial instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option. As a significant proportion of these financial instruments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily reflect future liquidity requirements.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s evaluation of the credit risk of the counterparty.

Off-balance sheet credit risk-related financial instruments excluding derivatives are as follows:

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16 - Sept 15	% Mov’t Mar 16 - Mar 15
Credit risk-related instruments
Standby letters of credit and financial guarantees	4,241	4,642	4,341	(9)	(2)
Trade letters of credit	2,840	2,945	3,046	(4)	(7)
Non-financial guarantees	9,405	9,431	9,622	-	(2)
Commitments to extend credit[1]	178,260	174,391	166,933	2	7
Other commitments	101	184	333	(45)	(70)
Total credit-risk related instruments	194,847	191,593	184,275	2	6

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

●     Since 2011, Westpac has been served with three class action proceedings seeking refunds of certain exception fees paid by customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold pending the outcome of related litigation against one of those other banks. In April 2015, the Full Court of the Federal Court unanimously found all of the exception fees charged by that other bank to be lawful. The plaintiffs appealed certain aspects of that judgment to the High Court of Australia. That appeal was heard in February 2016 and the parties are awaiting the High Court’s judgment.

●     Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac intends to defend these proceedings.

[1]      Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above at 31 March 2016, the Group offered $7.8 billion (30 September 2015: $9.3 billion, 31 March 2015: $12.3 billion) of facilities to customers, which had not yet been accepted.

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Interim financial report 2016
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments (continued)

●      As part of ASIC’s ongoing industry-wide investigations into setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

Regulatory reviews

Globally, regulators continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, for example, currently include investigations into potential misconduct in financial markets. During the year, Westpac has received various notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews. The outcomes and total costs associated with such reviews remains uncertain.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange).  We seek to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Note 15. Shareholders’ equity

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Contributed equity
Ordinary shares 3,335,774,947 (30 Sept 2015: 3,183,907,786, 31 March 2015: 3,120,176,969) each fully paid	33,155	29,280	27,237
Restricted Share Plan (RSP) treasury shares 3,516,641 (30 Sept 2015: 4,478,150, 31 March 2015: 4,449,336)	(365)	(304)	(299)
Other treasury shares 5,585,869 (30 Sept 2015: 5,423,555, 31 March 2015: 5,727,919)	(85)	(81)	(91)
Treasury and RSP treasury shares	(450)	(385)	(390)
Share capital	32,705	28,895	26,847
Non-controlling interests[1]
Trust preferred securities 7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	755
Other	55	62	157
Total non-controlling interests	810	817	912

[1] Total distributions to non-controlling interests were $16 million (30 September 2015: $34 million; 31 March 2015: $18 million).

108 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Reserves $m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Available-for-sale securities reserve
Balance as at beginning of the period	(25)	140	129
Current movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(35)	(180)	32
Income tax effect	9	54	(8)
Transferred to income statements	(5)	(55)	(18)
Income tax effect	1	16	5
Balance as at end of the period	(55)	(25)	140
Share-based payment reserve
Balance as at beginning of the period	1,217	1,162	1,076
Current movement due to transactions with employees	70	55	86
Balance as at end of the period	1,287	1,217	1,162
Cash flow hedging reserve
Balance as at beginning of the period	26	121	162
Current movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(158)	(66)	7
Income tax effect	46	16	(2)
Transferred to income statements	(6)	(65)	(66)
Income tax effect	3	20	20
Balance as at end of the period	(89)	26	121
Foreign currency translation reserve
Balance as at beginning of the period	(175)	(123)	(190)
Current movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations, net of associated hedges	(235)	(52)	67
Balance as at end of the period	(410)	(175)	(123)
Other reserves
Balance as at beginning of the period	(17)	(17)	(1)
Transactions with owners	-	-	(16)
Balance as at end of the period	(17)	(17)	(17)
Share of other comprehensive income/(expense) of associates	(6)	5	-
Total reserves	710	1,031	1,283

Details of the ordinary shares issued or purchased during the period are provided below:

Number of shares on issue

(number)	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015
Opening balance	3,183,907,786	3,120,176,969	3,109,048,309
Issue of shares
Entitlement offer[1]	138,998,404	-	-
Dividend reinvestment plan[2]	12,868,757	32,871,192	11,128,660
Dividend reinvestment plan underwrite[3]	-	30,859,625	-
Issued shares for the year	151,867,161	63,730,817	11,128,660
Closing balance	3,335,774,947	3,183,907,786	3,120,176,969

[1] The price for the issuance of shares in relation to the entitlement offer was $25.50. Net issue costs of $36 million were recognised in contributed equity.

[2] The price for the issuance of shares in relation to the dividend reinvestment plan for the 2015 final dividend was $31.83, the 2014 final dividend was $32.68 and the 2015 interim dividend was $31.88.

[3] The price for the issuance of shares in relation to the 2015 interim dividend reinvestment plan underwrite was $32.40.

Westpac Group 2016 Interim Results Announcement | 109

Interim financial report 2016
Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Ordinary shares purchased on market

	Half Year March 2016	Half Year March 2016
	Number	Average Price ($)
Employee share plan	890,112	30.45
Restricted share plan	1,898,404	32.49
WPP - exercise of options[1]	48,205	31.11
WPP - exercise of share rights and performance share rights	222,437	30.82
WRP - exercise of options[1]	5,858	31.11
WRP - exercise of share rights	332,337	31.45
CEOPP[2] - exercise of share rights	68,020	31.45
Total ordinary shares purchased on market[3]	3,465,373

[1] The average exercise price received was $22.36 on the exercise of the Westpac Performance Plan (WPP) options (30 September 2015: $22.02, 31 March 2015: $22.40) and $29.96 on the exercise of the Westpac Reward Plan (WRP) options (30 September 2015: $27.55, 31 March 2015: $27.36).

[2] Chief Executive Officer Performance Plan (CEOPP).

[3] The purchase of existing ordinary shares in respect of share capital resulted in a tax benefit of $2 million being recognised as contributed to equity.

110 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period[1]
Net profit for the period	3,710	4,426	3,642	(16)	2
Adjustments:
Depreciation, amortisation and impairment	583	1,126	545	(48)	7
Impairment charges	759	480	404	58	88
Net (decrease)/increase in current and deferred tax	(372)	101	(179)	large	108
(Increase)/decrease in accrued interest receivable	(107)	174	(59)	(161)	81
(Decrease)/increase in accrued interest payable	(224)	(207)	(84)	8	167
(Decrease)/increase in provisions	(273)	267	(298)	large	(8)
Other non-cash items	(355)	(1,422)	43	(75)	large
Cash flows from operating activities before changes in operating assets and liabilities	3,721	4,945	4,014	(25)	(7)
Net (increase)/decrease in derivative financial instruments	3,391	1,481	10,249	129	(67)
Net (increase)/decrease in life insurance assets and liabilities	(102)	(182)	(9)	(44)	large
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	(614)	11,435	10,103	(105)	(106)
Loans	(20,048)	(20,781)	(18,788)	(4)	7
Receivables due from other financial institutions	(4,681)	4,350	(5,350)	large	(13)
Regulatory deposits with central banks overseas	(237)	125	372	large	(164)
Other assets	(256)	313	(218)	(182)	17
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	(2,039)	(2,861)	(7,166)	(29)	(72)
Deposits and other borrowings	22,697	8,425	101	169	large
Payables due to other financial institutions	2,926	2,563	(3,757)	14	(178)
Other liabilities	249	159	(64)	57	large
Net cash provided by/(used in) operating activities	5,007	9,972	(10,513)	(50)	(148)

Businesses disposed in Half Year March 2016

Pacific Islands

Westpac sold its banking operations in the Solomon Islands to the Bank of South Pacific Limited. Settlement occurred on 30 October 2015, with a gain on sale of $5 million recognised in non-interest income.

The total cash consideration received, net of transaction costs, was $24 million.

Businesses disposed in Half Year September 2015

Partial sale of BT Investment Management Limited (BTIM)

Westpac sold a 28% interest in BT Investment Management (BTIM) via both an Institutional Offer (19%) and Retail Offer (9%) priced at $8.20 per share. Following settlement of the institutional offer transaction on 23 June 2015 the Group lost control of BTIM. Following the completion of the retail offer on 16 July 2015, Westpac held 31% of BTIM.

A gain on sale of $1,036 million was recognised in non-interest income. This gain consisted of both the realised gain on the 28% of BTIM sold ($492 million) and also an unrealised gain on the 31% retained ($544 million).

The remaining 31% investment in BTIM was initially recognised at $745 million being its fair value on the transaction date. Subsequently, the investment will be accounted for using the equity method. Refer Note 35 of the Group’s annual financial statements for the year ended 30 September 2015, for further details regarding the retained ownership interest.

The total cash consideration received, net of transaction costs, was $654 million.

The Warehouse Financial Services Limited

Westpac sold The Warehouse Financial Services Limited on 30 September 2015, with a gain of $3 million recognised in non-interest income.

The total cash consideration received, net of transaction costs, was $4 million.

[1] The presentation has been revised to better reflect the nature of our business. Certain cash flows have been reclassified between operating activities and comparatives have been revised for consistency. Changes did not have an impact on the reported net increase/decrease in cash and cash equivalents.

Westpac Group 2016 Interim Results Announcement | 111

Interim financial report 2016
Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement (continued)

Pacific Islands

Westpac sold its banking operations in Samoa, Cook Islands, and Tonga to the Bank of South Pacific Limited (BSP). Settlement occurred on 10 July 2015, with a loss of $3 million recognised in operating expenses.

The total cash consideration received, net of transaction costs, was $85 million.

Details of the assets and liabilities of controlled entities over which control was lost

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Assets:
Cash and balances with central banks	70	95	-	(26)	-
Trading securities and financial assets designated at fair value	-	75	-	(100)	-
Available-for-sale securities	1	90	-	(99)	-
Loans	49	226	-	(78)	-
Regulatory deposits with central banks overseas	-	8	-	(100)	-
Property and equipment	1	11	-	(91)	-
Deferred tax assets	1	36	-	(97)	-
Goodwill and other intangible assets	1	450	-	(100)	-
Other assets	11	84	-	(87)	-
Total assets	134	1,075	-	(88)	-
Liabilities:
Deposits and other borrowings	109	267	-	(59)	-
Debt issues	-	20	-	(100)	-
Current tax liabilities	2	14	-	(86)	-
Provisions	-	98	-	(100)	-
Deferred tax liabilities	-	23	-	(100)	-
Other liabilities	2	55	-	(96)	-
Total liabilities	113	477	-	(76)	-
Net assets	21	598	-	(96)	-
Non-controlling interests	-	(84)	-	(100)	-
Total equity attributable to owners of Westpac Banking Corporation	21	514	-	(96)	-
Cash proceeds (net of transaction costs)	24	743	-	(97)	-
Fair value of retained interest	-	745	-	(100)	-
Total consideration	24	1,488	-	(98)	-
Reserves recycled to income statement	2	62	-	(97)	-
Gain/(loss) on disposal	5	1,036	-	(100)	-
Reconciliation of cash proceeds from disposal
Cash proceeds received	24	743	-	(97)	-
Less: Cash deconsolidated	(70)	(95)	-	(26)	-
Cash consideration received (net of transactions costs and cash disposed)	(46)	648	-	(107)	-

Non-cash financing activities

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Shares issued under the dividend reinvestment plan	410	1,048	364	(61)	13

Restricted cash The amount of cash and cash equivalents not available for use at 31 March 2016 was $56 million (30 September 2015: $132 million; 31 March 2015: $37 million) for the Group.

112 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Notes to the consolidated financial statements

Note 17. Subsequent events

Since the end of the half year the directors have recommended the payment of an interim dividend of 94 cents per fully paid ordinary share (First Half 2015: 93 cents), fully franked. The aggregate amount of the proposed dividend expected to be paid on 4 July 2016 out of retained earnings at 31 March 2016, but not recognised as a liability, is $3,130 million.

The Board has determined to satisfy the DRP for the 2016 interim dividend by issuing Westpac ordinary shares. The Market Price used to determine the number of shares issued to DRP participants will be set over 10 trading days commencing on 18 May 2016 and will not include any discount.

No other matter or circumstance has arisen since half year ended 31 March 2016 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Westpac Group 2016 Interim Results Announcement | 113

Interim financial report 2016
Statutory statements

4.8        Statutory statements

Directors’ declaration

In the Directors’ opinion:

(i)	the interim financial statements and notes set out on pages 82 to 113 are in accordance with the Corporations Act 2001, including that they:

	a.	comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

	b.	give a true and fair view of the Group’s financial position as at 31 March 2016 and of its performance for the six months ended 31 March 2016; and

(ii)	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director and
Chief Executive Officer

Sydney, Australia
2 May 2016

114 | Westpac Group 2016 Interim Results Announcement

Interim financial report 2016
Statutory statements

Independent auditor’s review report to the members of

Westpac Banking Corporation

Report on the interim financial report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2016, the consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, selected explanatory notes and the directors’ declaration for the Consolidated Entity. The Consolidated Entity comprises the Corporation and the entities it controlled during that half year.

Directors’ responsibility for the interim financial report

The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2016 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

a)      giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2016 and of its performance for the half year ended on that date; and

b)      complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Michael Codling	Andrew Wilson	Sydney, Australia
Partner	Partner	2 May 2016

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Westpac Group 2016 Interim Results Announcement | 115

Interim financial results 2016
Cash earnings financial information

116 | Westpac Group 2016 Interim Results Announcement

Interim financial results 2016
Cash earnings financial information

Note 1.  Interest spread and margin analysis (cash earnings basis)

	Half Year March 16	Half Year Sept 15	Half Year March 15
Group
Average interest-earning assets ($m)	714,856	689,031	678,568
Net interest income ($m)	7,653	7,305	6,934
Interest spread	1.95%	1.94%	1.87%
Benefit of net non-interest bearing assets, liabilities and equity	0.19%	0.17%	0.18%
Net interest margin	2.14%	2.11%	2.05%

Analysis by division

Average interest-earning assets ($m)
Consumer Bank	300,184	290,038	283,954
Business Bank	142,865	138,816	134,638
BT Financial Group	16,275	16,305	15,846
Westpac Institutional Bank	91,889	89,810	92,083
Westpac New Zealand (A$)	72,054	69,207	68,335
Group Businesses	91,589	84,855	83,712
Group total	714,856	689,031	678,568
Westpac New Zealand (NZ$)	78,042	75,305	73,015

Net interest income ($m)[1]
Consumer Bank	3,554	3,312	3,084
Business Bank	1,963	1,906	1,861
BT Financial Group	246	236	209
Westpac Institutional Bank	784	801	837
Westpac New Zealand (A$)	773	791	761
Group Businesses	333	259	182
Group total	7,653	7,305	6,934
Westpac New Zealand (NZ$)	839	857	813

Interest margin
Consumer Bank	2.37%	2.28%	2.18%
Business Bank	2.75%	2.74%	2.77%
BT Financial Group	3.02%	2.89%	2.65%
Westpac Institutional Bank	1.71%	1.78%	1.82%
Westpac New Zealand (NZ$)	2.15%	2.27%	2.23%
Group Businesses	0.73%	0.61%	0.44%
Group total	2.14%	2.11%	2.05%

[1] Includes capital benefit. Capital benefit represents the notional revenue earned on capital allocated to divisions under Westpac’s economic capital framework.

Westpac Group 2016 Interim Results Announcement | 117

Interim financial results 2016
Cash earnings financial information

Note 2.  Average balance sheet (cash earnings basis)

	Half Year 31 March 2016			Half Year 30 September 2015			Half Year 31 March 2015
	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average rate %
Assets
Interest earning assets
Receivables due from other financial institutions	11,119	46	0.8	10,527	33	0.6	9,282	54	1.2
Trading securities and other financial assets designated at fair value	27,233	362	2.7	30,216	428	2.8	43,141	604	2.8
Available-for-sale securities	53,357	899	3.4	46,650	852	3.6	37,124	782	4.2
Regulatory deposits with central banks overseas	1,161	5	0.9	1,069	(1)	(0.2)	1,225	13	2.1
Loans and other receivables[1]	621,986	14,724	4.7	600,569	14,455	4.8	587,796	15,077	5.1
Total interest earning assets and interest income	714,856	16,036	4.5	689,031	15,767	4.6	678,568	16,530	4.9
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,077			2,249			1,689
Derivative financial instruments	47,210			50,706			48,087
Life insurance assets	13,212			12,203			10,974
All other assets[2]	56,380			53,347			50,503
Total non-interest earning assets	118,879			118,505			111,253
Total assets	833,735			807,536			789,821

Liabilities
Interest bearing liabilities
Payables due to other financial institutions	19,617	176	1.8	17,739	142	1.6	17,942	162	1.8
Deposits and other borrowings	446,942	4,748	2.1	432,686	4,921	2.3	434,347	5,748	2.7
Loan capital	13,240	284	4.3	12,173	275	4.5	11,106	260	4.7
Other interest bearing liabilities[3]	180,952	3,175	3.5	180,637	3,124	3.4	174,612	3,426	3.9
Total interest bearing liabilities and interest expense	660,751	8,383	2.5	643,235	8,462	2.6	638,007	9,596	3.0
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	40,664			36,287			32,783
Derivative financial instruments	54,632			54,506			49,095
Life insurance policy liabilities	11,520			10,589			9,478
All other liabilities[4]	10,223			11,274			11,681
Total non-interest bearing liabilities	117,039			112,656			103,037
Total liabilities	777,790			755,891			741,044
Shareholders’ equity	55,180			50,794			47,920
Non-controlling interests	765			851			857
Total equity	55,945			51,645			48,777
Total liabilities and equity	833,735			807,536			789,821

Loans and other receivables[1]
Australia	525,822	12,666	4.8	508,165	12,355	4.8	496,752	12,935	5.2
New Zealand	66,209	1,819	5.5	63,659	1,877	5.9	63,037	1,933	6.1
Other overseas	29,955	239	1.6	28,745	223	1.5	28,007	209	1.5

Deposits and other borrowings
Australia	371,741	3,955	2.1	357,686	4,018	2.2	356,709	4,797	2.7
New Zealand	46,539	669	2.9	45,715	798	3.5	45,394	845	3.7
Other overseas	28,662	124	0.9	29,285	105	0.7	32,244	106	0.7

[1]  Other receivables includes other assets, cash and balances held with central banks.

[2]  Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

[3]  Includes net impact of Treasury balance sheet management activities.

[4]  Includes provisions for current and deferred income tax.

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Cash earnings financial information

Note 3.  Net interest income (cash earnings basis)

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
Interest income
Cash and balances with central banks	109	99	120	10	(9)
Receivables due from other financial institutions	46	33	54	39	(15)
Net ineffectiveness on qualifying hedges	(1)	(4)	(7)	(75)	(86)
Trading securities and financial assets designated at fair value	362	428	604	(15)	(40)
Available-for-sale securities	899	852	782	6	15
Loans	14,602	14,348	14,959	2	(2)
Regulatory deposits with central banks overseas	5	(1)	13	large	(62)
Other interest income	14	12	5	17	180
Total interest income	16,036	15,767	16,530	2	(3)

Interest expense
Payables due to other financial institutions	(176)	(142)	(162)	24	9
Deposits and other borrowings	(4,748)	(4,921)	(5,748)	(4)	(17)
Trading liabilities	(1,270)	(1,051)	(1,454)	21	(13)
Debt issues	(1,828)	(1,993)	(1,915)	(8)	(5)
Loan capital	(284)	(275)	(260)	3	9
Other interest expense	(77)	(80)	(57)	(4)	35
Total interest expense	(8,383)	(8,462)	(9,596)	(1)	(13)
Net interest income	7,653	7,305	6,934	5	10

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Note 4.  Non-interest income (cash earnings basis)

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
Fees and commissions
Facility fees	648	676	666	(4)	(3)
Transaction fees and commissions received	579	606	641	(4)	(10)
Other non-risk fee income	148	182	171	(19)	(13)
Total fees and commissions	1,375	1,464	1,478	(6)	(7)
Wealth management and insurance income
Life insurance and funds management net operating income	821	982	1,047	(16)	(22)
General insurance and lenders mortgage insurance net operating income	120	108	87	11	38
Total wealth management and insurance income	941	1,090	1,134	(14)	(17)
Trading income[1]
Foreign exchange income	417	385	323	8	29
Other trading products	193	154	102	25	89
Total trading income	610	539	425	13	44
Other income
Dividends received from other entities	4	5	7	(20)	(43)
Net gain on disposal of assets	1	88	15	(99)	(93)
Net gain/(loss) on ineffective hedges	-	1	1	(100)	(100)
Net gain/(loss) on hedging overseas operations	(5)	5	(6)	(200)	(17)
Net gain/(loss) on derivatives held for risk management purposes[2]	(17)	(14)	(32)	21	(47)
Net gain/(loss) on financial instruments designated at fair value	(10)	(3)	(7)	large	43
Gain on disposal of controlled entities	5	5	-	-	-
Rental income on operating leases	13	11	23	18	(43)
Share of associates net profit	31	10	-	large	-
Other	18	14	48	29	(63)
Total other income	40	122	49	(67)	(18)
Total non-interest income	2,966	3,215	3,086	(8)	(4)

Wealth management and insurance income reconciliation

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
BTFG non-interest income	963	1,068	1,124	(10)	(14)
Net commission, premium, fee and banking income	(119)	(105)	(104)	13	14
BTFG wealth management and insurance income	844	963	1,020	(12)	(17)
NZ wealth management & insurance	73	69	69	6	6
WIB wealth management	24	58	45	(59)	(47)
Total wealth management & insurance income	941	1,090	1,134	(14)	(17)

[1]  Trading income represents a component of total markets income from WIB markets business and Treasury foreign exchange operations in Australia and New Zealand.

[2]  Net gain/(loss) on derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

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Cash earnings financial information

Note 5.  Operating expenses (cash earnings basis)

$m	Half Year March 16	Half Year Sept 15	Half Year March 15[1]	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
Salaries and other staff expenses
Employee remuneration, entitlements and on-costs	1,999	1,994	2,039	-	(2)
Superannuation expense	188	180	182	4	3
Equity based compensation	67	87	87	(23)	(23)
Restructuring costs	44	50	12	(12)	large
Total salaries and other staff expenses	2,298	2,311	2,320	(1)	(1)

Equipment and occupancy expenses
Operating lease rentals	306	305	281	-	9
Depreciation of property and equipment	96	98	111	(2)	(14)
Other	71	64	75	11	(5)
Total equipment and occupancy expenses	473	467	467	1	1

Technology expenses
Depreciation and impairment of IT equipment	70	81	66	(14)	6
Amortisation and impairment of software assets	271	312	257	(13)	5
Software and maintenance and licenses	138	113	106	22	30
Technology services	305	278	267	10	14
Data processing	35	33	34	6	3
Telecommunications	95	115	89	(17)	7
Total technology expenses	914	932	819	(2)	12

Other expenses
Amortisation and impairment of intangible assets	6	6	5	-	20
Non-lending losses	40	46	28	(13)	43
Credit card loyalty programs	76	63	71	21	7
Professional services	365	329	285	11	28
Postage and stationery	103	103	101	-	2
Advertising	84	68	82	24	2
Other expenses	60	56	76	7	(21)
Total other expenses	734	671	648	9	13
Operating expenses[1]	4,419	4,381	4,254	1	4

Note 6.  Deferred expenses

$m	As at 31 March 2016	As at 30 Sept 2015	As at 31 March 2015	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
Deferred acquisition costs	116	119	126	(3)	(8)
Other deferred expenditure	27	14	14	93	93

[1] The presentation of the operating expenses has been revised to better reflect the nature of our business and we have revised comparatives for consistency.

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Cash earnings financial information

Note 7.  Earnings per share (cash earnings basis)

$m	Half Year March 16	Half Year Sept 15	Half Year March 15	% Mov’t Mar 16- Sept 15	% Mov’t Mar 16- Mar 15
Cash earnings	3,904	4,042	3,778	(3)	3
Weighted average number of fully paid ordinary shares (millions)	3,303	3,168	3,131	4	5
Cash earnings per ordinary share (cents)	118.2	127.5	120.7	(7)	(2)

	Half Year March 16	Half Year Sept 15	Half Year March 15
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	3,184	3,120	3,109
Share entitlement offer	139	-	-
Number of shares issued under the Dividend Reinvestment Plan (DRP)	13	64	11
Closing balance	3,336	3,184	3,120

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Interim financial results 2016
Cash earnings financial information

Note 8.  Group earnings reconciliation

		Cash Earnings adjustments
Six months to 31 March 2016 $m	Reported results	Partial sale of BTIM	Capitalised technology cost balances	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Lloyds tax adjustments	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Buyback of government guaranteed debt	Policyholder tax recoveries	Operating leases	Cash earnings
Net interest income	7,477	-	-	-	-	-	140	36	-	-	-	-	7,653
Fees and commission	1,375	-	-	-	-	-	-	-	-	-	-	-	1,375
Wealth management and insurance income	922	-	-	-	-	-	-	-	9	-	10	-	941
Trading income	610	-	-	-	-	-	-	-	-	-	-	-	610
Other income	89	-	-	11	-	-	(22)	-	-	-	-	(38)	40
Non-interest income	2,996	-	-	11	-	-	(22)	-	9	-	10	(38)	2,966
Net operating income	10,473	-	-	11	-	-	118	36	9	-	10	(38)	10,619
Salaries and other staff expenses	(2,304)	-	-	-	6	-	-	-	-	-	-	-	(2,298)
Equipment and occupancy expenses	(511)	-	-	-	-	-	-	-	-	-	-	38	(473)
Technology expenses	(917)	-	-	-	3	-	-	-	-	-	-	-	(914)
Other expenses	(836)	-	-	102	-	-	-	-	-	-	-	-	(734)
Operating expenses	(4,568)	-	-	102	9	-	-	-	-	-	-	38	(4,419)
Core earnings	5,905	-	-	113	9	-	118	36	9	-	10	-	6,200
Impairment charges	(667)	-	-	-	-	-	-	-	-	-	-	-	(667)
Operating profit before tax	5,238	-	-	113	9	-	118	36	9	-	10	-	5,533
Income tax expense	(1,528)	-	-	(34)	(2)	-	(35)	(10)	(1)	-	(10)	-	(1,620)
Net profit	3,710	-	-	79	7	-	83	26	8	-	-	-	3,913
Net profit attributable to non-controlling interests	(9)	-	-	-	-	-	-	-	-	-	-	-	(9)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,701	-	-	79	7	-	83	26	8	-	-	-	3,904
WBC Cash Earnings adjustments:
Amortisation of intangible assets[1]	79	-	-	(79)	-	-	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	7	-	-	-	(7)	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	83	-	-	-	-	-	(83)	-	-	-	-	-	-
Ineffective hedges	26	-	-	-	-	-	-	(26)	-	-	-	-	-
Treasury shares	8	-	-	-	-	-	-	-	(8)	-	-	-	-

Cash earnings	3,904	-	-	-	-	-	-	-	-	-	-	-	3,904

[1]  Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and financial planner relationships as well as intangible assets (management contracts) related to BTIM and the Lloyds acquisition.

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Interim financial results 2016
Cash earnings financial information

Note 8.  Group earnings reconciliation (continued)

		Cash Earnings adjustments
Six months to 30 September 2015 $m	Reported results	Partial sale of BTIM	Capitalised technology cost balances	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Lloyds tax adjustments	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Buyback of government guaranteed debt	Policyholder tax recoveries	Operating leases	Cash earnings
Net interest income	7,283	-	-	-	-	-	19	3	-	-	-	-	7,305
Fees and commission	1,464	-	-	-	-	-	-	-	-	-	-	-	1,464
Wealth management and insurance income	1,082	-	-	-	-	-	-	-	(47)	-	55	-	1,090
Trading income	539	-	-	-	-	-	-	-	-	-	-	-	539
Other income	1,277	(1,036)	-	5	-	-	(104)	-	-	-	-	(20)	122
Non-interest income	4,362	(1,036)	-	5	-	-	(104)	-	(47)	-	55	(20)	3,215
Net operating income	11,645	(1,036)	-	5	-	-	(85)	3	(47)	-	55	(20)	10,520
Salaries and other staff expenses	(2,349)	5	-	-	33	-	-	-	-	-	-	-	(2,311)
Equipment and occupancy expenses	(486)	-	-	-	(1)	-	-	-	-	-	-	20	(467)
Technology expenses	(1,455)	5	505	-	13	-	-	-	-	-	-	-	(932)
Other expenses	(773)	-	-	104	(2)	-	-	-	-	-	-	-	(671)
Operating expenses	(5,063)	10	505	104	43	-	-	-	-	-	-	20	(4,381)
Core earnings	6,582	(1,026)	505	109	43	-	(85)	3	(47)	-	55	-	6,139
Impairment charges	(412)	-	-	-	-	-	-	-	-	-	-	-	(412)
Operating profit before tax	6,170	(1,026)	505	109	43	-	(85)	3	(47)	-	55	-	5,727
Income tax expense	(1,744)	361	(151)	(32)	(12)	(64)	26	(1)	11	-	(55)	-	(1,661)
Net profit	4,426	(665)	354	77	31	(64)	(59)	2	(36)	-	-	-	4,066
Net profit attributable to non-controlling interests	(23)	-	-	(1)	-	-	-	-	-	-	-	-	(24)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	4,403	(665)	354	76	31	(64)	(59)	2	(36)	-	-	-	4,042
WBC Cash Earnings adjustments:
Partial sale of BTIM	(665)	665	-	-	-	-	-	-	-	-	-	-	-
Capitalised technology cost balances	354	-	(354)	-	-	-	-	-	-	-	-	-	-
Amortisation of intangible assets[1]	76	-	-	(76)	-	-	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	31	-	-	-	(31)	-	-	-	-	-	-	-	-
Lloyds tax adjustments	(64)	-	-	-	-	64	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	(59)	-	-	-	-	-	59	-	-	-	-	-	-
Ineffective hedges	2	-	-	-	-	-	-	(2)	-	-	-	-	-
Treasury shares	(36)	-	-	-	-	-	-	-	36	-	-	-	-

Cash earnings	4,042	-	-	-	-	-	-	-	-	-	-	-	4,042

[1]      Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and financial planner relationships as well as intangible assets (management contracts) related to BTIM, JOHCM and the Lloyds acquisition.

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Interim financial results 2016
Cash earnings financial information

Note 8.  Group earnings reconciliation (continued)

		Cash Earnings adjustments
Six months to 31 March 2015 $m	Reported results	Partial sale of BTIM	Capitalised technology cost balances	Amortisation of intangible assets[1]	Acquisition, transaction and integration expenses	Lloyds tax adjustments	Fair value (gain)/loss on economic hedges	Ineffective hedges	Treasury shares	Buyback of government guaranteed debt	Policyholder tax recoveries	Operating leases	Cash earnings
Net interest income	6,984	-	-	-	-	-	(47)	(1)	-	(2)	-	-	6,934
Fees and commission	1,478	-	-	-	-	-	-	-	-	-	-	-	1,478
Wealth management and insurance income	1,146	-	-	-	-	-	-	-	43	-	(55)	-	1,134
Trading income	425	-	-	-	-	-	-	-	-	-	-	-	425
Other income	(36)	-	-	-	-	-	85	-	-	-	-	-	49
Non-interest income	3,013	-	-	-	-	-	85	-	43	-	(55)	-	3,086
Net operating income	9,997	-	-	-	-	-	38	(1)	43	(2)	(55)	-	10,020
Salaries and other staff expenses	(2,355)	-	-	-	35	-	-	-	-	-	-	-	(2,320)
Equipment and occupancy expenses	(468)	-	-	-	1	-	-	-	-	-	-	-	(467)
Technology expenses	(833)	-	-	-	14	-	-	-	-	-	-	-	(819)
Other expenses	(754)	-	-	106	-	-	-	-	-	-	-	-	(648)
Operating expenses	(4,410)	-	-	106	50	-	-	-	-	-	-	-	(4,254)
Core earnings	5,587	-	-	106	50	-	38	(1)	43	(2)	(55)	-	5,766
Impairment charges	(341)	-	-	-	-	-	-	-	-	-	-	-	(341)
Operating profit before tax	5,246	-	-	106	50	-	38	(1)	43	(2)	(55)	-	5,425
Income tax expense	(1,604)	-	-	(32)	(15)	-	(12)	-	(6)	1	55	-	(1,613)
Net profit	3,642	-	-	74	35	-	26	(1)	37	(1)	-	-	3,812
Net profit attributable to non-controlling interests	(33)	-	-	(1)	-	-	-	-	-	-	-	-	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,609	-	-	73	35	-	26	(1)	37	(1)	-	-	3,778
WBC Cash Earnings adjustments:
Amortisation of intangible assets[1]	73	-	-	(73)	-	-	-	-	-	-	-	-	-
Acquisition, transaction and integration expenses	35	-	-	-	(35)	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	26	-	-	-	-	-	(26)	-	-	-	-	-	-
Ineffective hedges	(1)	-	-	-	-	-	-	1	-	-	-	-	-
Treasury shares	37	-	-	-	-	-	-	-	(37)	-	-	-	-
Buyback of government guaranteed debt	(1)	-	-	-	-	-	-	-	-	1	-	-	-

Cash earnings	3,778	-	-	-	-	-	-	-	-	-	-	-	3,778

[1]      Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and financial planner relationships as well as intangible assets (management contracts) related to the JOHCM and Lloyds acquisition.

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Interim financial results 2016
Cash earnings financial information

Note 9.  Divisional result and economic profit

Group economic profit is defined as cash earnings plus a franking benefit equivalent of 70% of the value of Australian tax expense less a capital charge calculated at 11% of average ordinary equity.

Divisional economic profit is defined as cash earnings plus the franking benefit less a capital charge.  The capital charge is calculated at 11% on allocated capital (excluding intangibles).

Economic profit is used as a key measure of financial performance because it focuses on shareholder value generated by requiring a return in excess of a risk-adjusted cost of capital.

Six months to 31 March 2016 $m	Group	Consumer and Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	3,701	2,369	436	517	408
Cash earnings adjustments	203	63	16	-	2
Cash earnings	3,904	2,432	452	517	410
Franking benefit	1,033	731	133	134	-
Adjusted cash earnings	4,937	3,163	585	651	410
Average equity[4]	55,180	23,345	3,494	9,275	3,441
Equity charge	(3,035)	(1,284)	(192)	(510)	(189)
Economic profit	1,902	1,879	393	141	221

Return on average equity (including intangibles)	14.2%	16.1%	15.6%	10.3%	20.3%

Six months to 30 September 2015 $m	Group	Consumer and Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	4,403	2,279	448	690	433
Cash earnings adjustments	(361)	63	13	-	-
Cash earnings	4,042	2,342	461	690	433
Franking benefit	1,056	702	138	184	2
Adjusted cash earnings	5,098	3,044	599	874	435
Average equity[4]	50,794	19,653	3,303	8,840	3,672
Equity charge	(2,802)	(1,084)	(183)	(487)	(203)
Economic profit	2,296	1,960	416	387	232

Return on average equity (including intangibles)	15.9%	17.6%	16.0%	14.2%	20.1%

Six months to 31 March 2015 $m	Group	Consumer and Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	3,609	2,194	443	653	408
Cash earnings adjustments	169	63	10	-	-
Cash earnings	3,778	2,257	453	653	408
Franking benefit	972	680	134	161	(2)
Adjusted cash earnings	4,750	2,937	587	814	406
Average equity[4]	47,920	19,208	3,090	8,872	3,668
Equity charge	(2,628)	(1,053)	(169)	(487)	(201)
Economic profit	2,122	1,884	418	327	205

Return on average equity (including intangibles)	15.8%	17.3%	15.7%	13.5%	18.9%

[1]  Cash earnings adjustment relates to amortisation of intangible assets (including the core deposit intangible related to the merger with St.George) and acquisition, transition and integration costs relating to the Lloyds acquisition.

[2]  Cash earnings adjustment reflects amortisation of intangible assets related to financial planner relationships following merger with St.George, as well as intangible assets from the JOHCM acquisition.

3  In A$ equivalents, cash earnings adjustment relates to ineffective hedges.

[4]  For divisions average equity does not include intangible assets.

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Interim financial results 2016
Other information

6.0                              Other information

6.1                              Disclosure regarding forward-looking statements

This Interim Financial Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

●     the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and Government policy, particularly changes to liquidity, leverage and capital requirements;

●     regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions;

●     the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

●     market volatility, including uncertain conditions in funding, equity and asset markets;

●     adverse asset, credit or capital market conditions;

●     the conduct, behaviour or practices of Westpac or its staff;

●     changes to Westpac’s credit ratings;

●     levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

●     market liquidity and investor confidence;

●     changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

●     the effects of competition in the geographic and business areas in which Westpac conducts its operations;

●     information security breaches, including cyberattacks;

●     reliability and security of Westpac’s technology and risks associated with changes to technology systems;

●     the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

●     the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

●     the incidence or severity of Westpac insured events;

●     the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

●     internal and external events which may adversely impact Westpac’s reputation;

●     changes to the value of Westpac’s intangible assets;

●     changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

●     the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and

●     various other factors beyond Westpac’s control.

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Other information

6.1                              Disclosure regarding forward-looking statements (continued)

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in this Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Interim Financial Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

6.2                              Websites

Information contained in or accessible through the websites mentioned in this Interim Financial Results Announcement does not form part of this Interim Financial Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Interim Financial Results Announcement. All references in this Interim Financial Results Announcement to websites are inactive textual references and are for information only.

6.3        Credit ratings1

Rating agency	Long Term	Short Term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa2	P-1
Standard & Poor’s	AA-	A-1+

6.4        Dividend reinvestment plan

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2016 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (AEST) on 16 May 2016.

Shareholders can provide these instructions by:

●      For shareholders with holdings that have a market value of less than $50,000 (for a single holding) or less than $1,000,000 (per shareholding held within a Link Market Services portfolio), logging into the Westpac share registrar’s website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online; or

●      Completing and returning a DRP Application or Variation form to Westpac’s share registry. Registry contact details are listed in Section 6.6.

6.5        Changes in control of Group entities

During the six months ended 31 March 2016 the following controlled entity was acquired:

●      Planwise AU Pty Ltd (acquired 11 January 2016).

During the six months ended 31 March 2016 the following controlled entities ceased to be controlled:

●      Core Infrastructure Income Feeder 1 LP (sold 13 October 2015);

●      Core Infrastructure Income Feeder 2 LP (sold 13 October 2015);

●      Core Infrastructure Income Master LP (sold 13 October 2015);

●      Crusade Global Trust 2 of 2005 (terminated 2 February 2016);

●      Crusade Global Trust 1 of 2006 (terminated 2 February 2016); and

●      Bella Trust No.2 (terminated 16 March 2016).

1 As at 31 March 2016.

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Other information

6.6        Financial calendar and Share Registry details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Convertible Preference Shares (Westpac CPS), Westpac Subordinated Notes and Westpac Subordinated Notes II are listed on the ASX.

Important dates to note:

Westpac Ordinary Shares (ASX code: WBC)

Interim results and dividend announcement	2 May 2016
Ex-dividend date for interim dividend	12 May 2016[1]
Record date for interim dividend	13 May 2016[2]
Interim dividend payable	4 July 2016
Financial Year end	30 September 2016
Final results and dividend announcement	7 November 2016
Ex-dividend date for final dividend	14 November 2016[3,5]
Record date for final dividend	15 November 2016[4,5]
Annual General Meeting	9 December 2016[6]
Final dividend payable	21 December 2016[4]

Westpac Capital Notes (ASX code: WBCPD)

Ex date for quarterly distribution	30 May 2016
Record date for quarterly distribution	31 May 2016
Payment date for quarterly distribution	8 June 2016
Ex date for quarterly distribution	30 August 2016
Record date for quarterly distribution	31 August 2016
Payment date for quarterly distribution	8 September 2016
Ex date for quarterly distribution	29 November 2016
Record date for quarterly distribution	30 November 2016
Payment date for quarterly distribution	8 December 2016

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex date for quarterly distribution	14 June 2016
Record date for quarterly distribution	15 June 2016
Payment date for quarterly distribution	23 June 2016
Ex date for quarterly distribution	14 September 2016
Record date for quarterly distribution	15 September 2016
Payment date for quarterly distribution	23 September 2016
Ex date for quarterly distribution	14 December 2016
Record date for quarterly distribution	15 December 2016
Payment date for quarterly distribution	23 December 2016

1      Ex-dividend date for 2016 interim dividend in New York – 10 May 2016.

2      Record date for 2016 interim dividend in New York – 12 May 2016.

3      Ex-dividend date for 2016 final dividend in New York – 10 November 2016.

4      Record date for 2016 final dividend in New York – 14 November 2016.

5      Dates will be confirmed at the time of announcing the 2016 final results.

6      Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2016.

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Westpac Capital Notes 3 (ASX code: WBCPF)

Ex date for quarterly distribution	10 June 2016
Record date for quarterly distribution	14 June 2016
Payment date for quarterly distribution	22 June 2016
Ex date for quarterly distribution	13 September 2016
Record date for quarterly distribution	14 September 2016
Payment date for quarterly distribution	22 September 2016
Ex date for quarterly distribution	13 December 2016
Record date for quarterly distribution	14 December 2016
Payment date for quarterly distribution	22 December 2016

Westpac Convertible Preference Shares (Westpac CPS) (ASX code: WBCPC)

Ex date for semi-annual dividend	21 September 2016
Record date for semi-annual dividend	22 September 2016
Payment date for semi-annual dividend	30 September 2016

Westpac Subordinated Notes (ASX code: WBCHA)

Ex date for quarterly interest payment	12 May 2016
Record date for quarterly interest payment	13 May 2016[1]
Payment date for quarterly interest payment	23 May 2016
Ex date for quarterly interest payment	12 August 2016
Record date for quarterly interest payment	15 August 2016
Payment date for quarterly interest payment	23 August 2016
Ex date for quarterly interest payment	14 November 2016
Record date for quarterly interest payment	15 November 2016
Payment date for quarterly interest payment	23 November 2016

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex date for quarterly interest payment	12 May 2016
Record date for quarterly interest payment	13 May 2016[1]
Payment date for quarterly interest payment	23 May 2016[2]
Ex date for quarterly interest payment	11 August 2016
Record date for quarterly interest payment	12 August 2016[1]
Payment date for quarterly interest payment	22 August 2016
Ex date for quarterly interest payment	11 November 2016
Record date for quarterly interest payment	14 November 2016
Payment date for quarterly interest payment	22 November 2016

[1] Immediately preceding business day when a record date falls on a non-ASX business day. [2] Next business day when a payment date falls on a non-ASX business day.

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Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3,  Westpac Convertible Preference Shares, Westpac Subordinated Notes and Westpac Subordinated Notes II

Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 7, Zurich House, 21 Queens Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1142, New Zealand
Website: www.linkmarketservices.com.au Email: westpac@linkmarketservices.com.au	Website: www.linkmarketservices.co.nz Email: enquiries@linkmarketservices.co.nz
Telephone: 1800 804 255 (toll free in Australia) International: +61 1800 804 255	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York	For further information contact:

Depositary in USA for American Depositary Shares The Bank of New York Mellon PO Box 30170 College Station TX 77842-3170	Media: David Lording, Westpac Media Relations, +61 2 8219 8512
USA
Website: www.bnymellon.com/shareowner	Analysts and Investors:
Email: shrrelations@bnymellon.com	Andrew Bowden, Head of Investor Relations,
Telephone: +1 888 269 2377 (toll free in US)	+61 2 8253 4008
International: +1 201 680 6825

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Other information

6.7                              Exchange rates

6.7.1                   Exchange rates against A$

Six months to/as at	31 March 2016		30 September 2015		31 March 2015
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.7210	0.7652	0.7507	0.6997	0.8225	0.7635
GBP	0.4892	0.5336	0.4873	0.4615	0.5302	0.5167
NZ$	1.0841	1.1092	1.0896	1.0983	1.0708	1.0202

6.7.2                   Westpac New Zealand division performance (A$ Equivalent to Section 3.5)

Westpac New Zealand operations provide banking, wealth and insurance products and services to New Zealand consumer, business and institutional customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. Results for the First Half 2016, Second Half 2015 and First Half 2015 have been converted into Australian dollars (A$) at the average exchange rates each month, the average rates for the reporting periods are:  1.0841, 1.0896 and 1.0708 respectively.

				% Mov’t	% Mov’t
$m	Half Year March 16	Half Year Sept 15	Half Year March 15	Mar 16 - Sept 15	Mar 16 - Mar 15
Net interest income	773	791	761	(2)	2
Non-interest income	225	228	229	(1)	(2)
Net operating income	998	1,019	990	(2)	1
Operating expenses	(422)	(412)	(396)	2	7
Core earnings	576	607	594	(5)	(3)
Impairment charges	(8)	(14)	(30)	(43)	(73)
Operating profit before tax	568	593	564	(4)	1
Tax and non-controlling interests	(158)	(160)	(156)	(1)	1
Cash earnings	410	433	408	(5)	-

Economic profit	221	232	205	(5)	8
Expense to income ratio[1]	42.2%	40.5%	40.1%	173bps	216bps
Net interest margin[1]	2.15%	2.27%	2.23%	(12bps)	(8bps)

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2016	30 Sept 2015	31 March 2015	Mar 16 - Sept 15	Mar 16 - Mar 15
Deposits[2]	49.5	47.3	50.4	5	(2)
Net loans	64.6	62.8	65.3	3	(1)
Deposit to loan ratio[1]	76.6%	75.2%	77.3%	135bps	(76bps)
Total assets	73.3	71.5	75.0	2	(2)
Total committed exposure	93.3	90.0	93.0	4	-
Liquid assets	7.8	7.9	7.4	(1)	5
Average interest-earning assets[3]	72.1	69.2	68.3	4	5
Funds under management	6.3	5.9	5.9	7	7
Funds under administration	1.8	1.8	1.9	-	(5)

[1] Ratios calculated using NZ$. [2] Deposits refer to total customer deposits. [3] Averages are based on a six month period.

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6.7.3                   Impact of exchange rate movements on Group results

	Half Year March 16 vs Half Year Sept 15			Half Year March 16 vs Half Year March 15
	Cash earnings growth	FX impact $m	Growth ex-FX	Cash earnings growth	FX impact $m	Growth ex-FX
Net interest income	5%	6	5%	10%	2	10%
Non-interest income	(8%)	4	(8%)	(4%)	26	(5%)
Net operating income	1%	10	1%	6%	28	6%
Operating expenses	1%	(4)	1%	4%	(9)	4%
Core earnings	1%	6	1%	8%	19	7%
Impairment charges	62%	-	62%	96%	-	96%
Operating profit before income tax	(3%)	6	(3%)	2%	19	2%
Income tax expense	(2%)	(2)	(3%)	-	(6)	-
Net profit	(4%)	4	(4%)	3%	13	2%
Net profit attributable to non-controlling interests	(63%)	-	(63%)	(74%)	-	(74%)
Cash earnings	(3%)	4	(4%)	3%	13	3%

6.7.4                   Exchange rate risk on future NZ$ earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk where Westpac believes there is a likelihood of depreciation of NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. As at 31 March 2016, Westpac had hedges in place for forecast Second Half 2016 earnings (average rate $1.07) and for forecast First Half 2017 earnings (average rate $1.11).

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Glossary

7.0                              Glossary

Shareholder value
Average ordinary equity	Average total equity less average non-controlling interests.
Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares (cash earnings basis).
Cash ROE	Cash earnings divided by average ordinary equity.
Cash earnings to average tangible equity (ROTE)	Cash earnings divided by average tangible ordinary equity.
Dividend payout ratio – cash earnings	Ordinary dividend to be paid divided by cash earnings.
Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).
Economic profit – Divisions	Cash earnings less a capital charge calculated at 11% of allocated capital plus 70% of the value of Australian tax expense.
Economic profit – Group	Cash earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits calculated as 70% of the Group’s Australian tax expense.
Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).
Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
Weighted average ordinary shares (cash earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
Productivity and efficiency
Expense to income ratio	Operating expenses divided by net operating income.
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Revenue per FTE	Total operating income divided by the average number of FTE for the period.
Total banking expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Consumer Bank, Business Bank, WIB (including Westpac Pacific and excluding Hastings), Private Bank (part of BTFG), New Zealand banking operations and the Group Businesses.

Business performance
Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Net interest margin	Calculated by dividing net interest income by average interest-earning assets.
Net interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.

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Glossary

Capital adequacy
Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.
Credit risk weighted assets (Credit RWA)

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.

Internationally comparable capital ratios

Internationally comparable regulatory capital ratio’s are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015.

Risk weighted assets (RWA)

Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.

Tier 1 capital ratio	Total tier 1 capital divided by risk weighted assets, as defined by APRA.
Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.
Asset quality
90 days past due and not impaired

Includes facilities where:

1.  contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days, including from First Half 2016 accounts for customers who have been granted hardship assistance; or

2.  an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

3.  the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or which are not secured but there is a reasonable expectation that full recovery or the amount due will be made and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data. Included in the collectively assessed provision is an economic overlay provision which is calculated based on changes that occurred in sectors of the economy or in the economy as a whole.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

1.  facilities 90 days or more past due, and full recovery is not in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

2.  non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

3.  restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

4.  other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

5.  any other assets where the full collection of interest and principal is in doubt.

Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Stressed assets	Watchlist and substandard, 90 days past due well secured and impaired assets.
Total committed exposure (TCE)

Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.

Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

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Glossary

Other
Business NPS	Source: DBM Consultants Business Financial Services Monitor, March 2016, 6MMA, MFI customers, all businesses.
Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.
Consumer NPS	Source: Roy Morgan Research, March 2016, six month moving average (6MMA). Main Financial Institution (MFI), as defined by the customer. Consumers aged 14 and over.
Customer satisfaction – overall business

Source: DBM Consultants Business Financial Services Monitor, March 2016, 6MMA. MFI customers, all businesses. The Customer Satisfaction score is an average of customer satisfaction ratings of the customer’s main financial institution for business banking on a scale of 0 to 10 (0 means ‘extremely dissatisfied’ and 10 means ‘extremely satisfied’).

Customer satisfaction – overall consumer

Source: Roy Morgan Research, March 2016, 6MMA. Main Financial Institution (as defined by the customer). Satisfaction ratings are based on the relationship with the financial institution. Customers must have at least a Deposit / Transaction account relationship with the institution and are aged 14 or over. Satisfaction is the percentage of customers who answered ‘Very’ or ‘Fairly satisfied’ with their overall relationship with their MFI.

Credit Value Adjustment (CVA)

CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.

Divisional results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group’s interest margin and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

First Half 2016	Six months ended 31 March 2016.
First Half 2015	Six months ended 31 March 2015.
Funding Valuation Adjustment (FVA)	FVA reflects the estimated present value of the future market funding cost or benefit associated with funding uncollateralised derivatives.
High Quality Liquid Assets (HQLA)	As defined by APRA in Australian Prudential Standard APS210 Liquidity, including BS-13 qualifying liquid assets, less RBA open repos funding end of day ESA balances with the RBA.
JOHCM	Refers to J O Hambro Capital Management, a company incorporated in the United Kingdom and acquired by BTIM in October 2011.
Liquidity Coverage Ratio (LCR)

An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out flows in a modelled 30 day defined stressed scenario.

Lloyds	Refers to the acquisition of select Australian businesses of Lloyds Banking Group including Capital Finance Australia Limited and BOS International (Australia) Ltd on 31 December 2013.
Net Stable Funding Ratio (NSFR)

The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. When it is implemented by APRA from 1 January 2018, ADI’s must maintain an NSFR of at least 100%.

Prior corresponding period	Refers to the six months ended 31 March 2015.
Prior half / Prior period	Refers to the six months ended 30 September 2015.
Run-off	Scheduled and unscheduled repayments and debt repayments (from for example property sales, external refinancing), net of redraws.
Second Half 2015	Six months ended 30 September 2015.
Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.

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Other (continued)
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with a central bank.
Women in Leadership

The proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

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